

Smart Secure

Pitney Bowes

ANNUAL REPORT 2008

At a time of global economic uncertainty, what should a company be? For Pitney Bowes, the answer starts with smart and secure. If you're a customer, you want smart, secure solutions that help you seize opportunities with a minimum of cost and risk. If you're an investor, you want smart management and a profit engine that will see you through this cycle while you're building for the next.

Many companies do some of these things. But nobody puts the pieces together like Pitney Bowes.

Murray D. Martin
Chairman, President and
Chief Executive Officer



Fellow Shareholders

I am proud to be able to report that our company is strong, stable and on course strategically. We performed well during a year when global economic conditions created challenges for everyone. Recognizing early warning signs of the coming economic slowdown, we took the necessary steps to increase our financial flexibility. This enabled us to stay focused on our mission of delivering customer and shareholder value.

We grew both revenue and income in 2008. We also generated robust cash flow. Our financial performance gave us the confidence to increase our dividend to shareholders for the 27th consecutive year. It allowed us to prudently reinvest in the business in areas such as customer operations and our global supply chain operations. We also intensified our focus on generating cash, reducing costs and boosting productivity.

We continue to make solid progress on our growth strategies. We are making the most of our experience and knowledge to create new solutions for our customers, strengthen our core mailing business and expand into new markets.

The breadth, depth and technological sophistication of our products and services have long set us apart from competitors and made our brand one of the strongest in the world. Our smart, secure solutions have made us a vital resource for organizations everywhere. Companies rely on us to help them connect with their customers, integrate business processes and break down barriers to commerce, whether global or local, all in the cause of greater efficiency and growth.

This report highlights several examples of our ability to turn our expertise in funds management, secure transactions, document management and outsourcing services into breakthrough business solutions for customers, not only in our core mailing business but in areas well beyond it. By strengthening our traditional competencies with complementary technologies such as location intelligence and predictive data analytics, we are helping our customers:

- Create great communications that get results
- Streamline mail and document operations
- Turn market insights into revenue generators
- Simplify the process of transacting business

Our new technologies are winning recognition for the value they deliver to customers. *CRM* magazine named our data quality software to its "One to Watch" list in the 2008 *CRM* Market Awards. This software enables companies to create a more complete and accurate view of their customers and integrate that intelligence into their daily business operations. As a result, they can pinpoint opportunities at the individual, household and relationship levels

"Innovation is not only about products and services. It is also about optimizing every touch point of every customer relationship."

to improve market targeting, qualify leads, streamline operations and generate more effective communications.

Gartner, Inc., one of the world's premier information technology research firms, now includes our products and services in its assessment of leading solutions in three industry categories—data quality, data integration and managed print services.

We continue to find new ways to help businesses of all sizes maximize the power and efficiency of mail. Whether for a small business sending out a few pieces a month, a corporate mail center, a direct mail house or a high-volume mailer, we can help acquire customers, generate revenue, improve cash flow, contain costs and gain a competitive edge in this challenging economy.

Our technology milestones in 2008 included the launch of a new generation of scalable, intelligent, ultra-high-speed inserters capable of processing as many as 26,000 mail pieces in an hour. None of our competitors can match the combined integrity and speed we now offer. In many cases, one of these systems can do the work of several competing systems. These new inserters, powered by our Production Intelligence® software, enable users to create, send and track millions of multipage, data-rich transactional documents each month with unprecedented speed, reliability and savings. We earned the highest rating possible in Gartner's 2008 industry review of ADF 2.0™ automated document factory solutions.

We also expanded our presence in the important market of environmental responsibility with our ecowise℠ services, a systematic process to help businesses reduce both the cost and the carbon footprint of their print-to-mail operations. It begins with a baseline analysis that quantifies the current carbon impact of a customer's mailstream, then generates the most efficient strategies for reducing it—from consolidating mail pieces to decentralizing print operations in order to reduce transportation costs.

Innovation is not only about products and services. It is also about optimizing every touch point of every customer relationship. In 2008 we developed more sophisticated tools for understanding the evolving needs of each of our customer segments and how best to match our solution sets to them. We armed our sales force with the information we gained, so we can now approach a customer or prospect with what amounts to a high-definition image of its business situation and probable needs. We backed up this work by establishing a new customer operations group to ensure that we stay on top of changing customer needs and expectations and incorporate them into our day-to-day business processes.

Pitney Bowes is an innovation-driven company. In addition to a significant annual investment in research and development under

"Today more than ever, building long-term shareholder value requires being not only innovative but also vigilant, disciplined and accountable."

a top-notch team of scientists and strategists, we take our forward-thinking approach to every organizational level and every employee. We engage employees through a variety of mechanisms such as the use of social networks for sharing ideas about new offerings, new markets and new ways to deliver customer value.

In the uncharted territory of today's turbulent markets, smart and secure are good watchwords for corporate strategy as well as technology. For us, they apply to everything from product mix to the R&D process, from financial controls to employee safety, and from service levels to corporate citizenship.

We remain committed to the highest standards of corporate governance and business practice. Today more than ever, building long-term shareholder value requires being not only innovative but also vigilant, disciplined and accountable. The commitment by the board of directors and the senior leadership team to good governance shows in our seamless and successful executive transitions. This year we faced a momentous change with the retirement of Executive Chairman Michael J. Critelli after a distinguished career at this great company. Through 29 years with Pitney Bowes, including a decade as chairman and chief executive officer, Mike symbolized everything that is best in our heritage, our culture and our relentless drive to 21st-century market leadership. We wish him every success as he turns his energy to other worthy causes.

We have a robust organization with the resourcefulness to succeed in difficult times while laying the groundwork for further success and growth. I am honored to lead Pitney Bowes at this exciting point in our history. Above all, I am deeply grateful for the insights, dedication and enthusiasm of our 35,000 employees worldwide. Their commitment to customers is the single greatest force helping to keep our company smart and secure year after year.



Murray D. Martin
Chairman, President and
Chief Executive Officer

Innovation
Vision
Insight
Strategy
Global
Growth
Creativity
Knowledge
Prospect
Physical

Application
Focus
Action
Execution
Local
Productivity
Discipline
Experience
Customer
Digital

People often think of Pitney Bowes for mail, but our mission has always been broader: to improve business communications and facilitate commerce.

It's not enough to be connected. You need connections that are smart and secure

To be competitive, you need the right connections to the best opportunities: Personal connections to engage consumers. Global connections to reach all your markets. Instant connections to be there first. Solid connections to minimize risk.

That's what smart, secure connections do. And it's how Pitney Bowes is helping the customers featured on these pages grow their business, streamline operations and improve profitability.



Pushing the speed limit Broadridge Financial Solutions, Inc., a global provider of outsourcing solutions to the financial services industry, relies on Pitney Bowes Mail Services and our mailstream productivity technology to save time, reduce costs and help manage a workload that includes the production of nearly 2.5 billion transaction images a year. Using our presort service, Broadridge earns discounts on U.S. postage, while our international mail services save the company time and money through direct global shipment. Add our ultra-high-speed inserters working at 22,000 pieces per hour, and it's an end-to-end solution.

Building on our strengths

Starting from our core capabilities of processing mail and managing postage funds, we've pushed every part of the mailstream to efficiencies undreamed of only a few years ago.

We've taken the world's most advanced paper-handling technology and found new ways to boost throughput and reliability. We've integrated multiple disciplines and technologies into solutions to automate production, optimize workflow and speed transactions. And we've applied our command of shipping logistics and postal infrastructure to help break barriers of distance, time, rates and costs.


PitneyBowes

Public/private partnership
By merging six print/copy/mail centers into one and hiring Pitney Bowes to run it, the state of Indiana is saving millions a year. To make it happen, we reconfigured operations and brought in new technology.



Bridging physical and digital to improve workflow



J&B Importers supplies parts and accessories to nearly 6,000 bike shops, generating more than a million documents a year. To speed invoicing and warehouse documentation and provide backup for disaster recovery, J&B installed our new digital imaging and workflow system, which integrates everything from online orders to handwritten originals. Operators work faster and with fewer errors, ensuring J&B's ability to meet its pledge of same-day response.

We're applying our expertise to create new value beyond the mailstream.

Knowledge and tools that help companies grow

We built an entire industry on getting the right information to the right people at the right time. We're experts in areas ranging from data encryption to the physics of paper. We manage more than $20 billion a year in postage funds. We digitize everything from messy handwriting to the demographic nuggets buried inside addresses. We transform simple envelopes into data-rich, intelligent communications.





Personalized marketing to 800,000 shoppers Using our data quality tools, Tokyo department store chain Marui is analyzing individual customers' buying patterns, then using the insights to create personalized, full-color promotions. For the 800,000 holders of Marui's Epos™ credit card, each monthly statement now highlights merchandise specifically selected for them. By printing these promotions right on the statements, Marui also eliminates the extra production and mailing costs of separate marketing pieces.

Applying our expertise to help companies improve performance

We're showing companies how to take advantage of location intelligence, predictive analytics and other tools to identify their most promising territories and tailor their communications more precisely. We're helping them manage their assets more effectively and assess risk more accurately.

We're helping small companies compete like big corporations and grow into global markets. And making it easier for everyone from online shoppers to international travelers to transact business.


stand out at work...



Click-and-send direct mail Saskatoon is a prairie city with a flair for marketing. To recruit fitness instructors, this Canadian city went online to our dmworks.ca Web site, which makes it easy to create targeted direct mail campaigns. For Saskatoon, it took just two weeks to go from artwork to delivery.




Consulado de Costa Rica en España
Oficina No. 28E
Arancel No. W00 0
US$ 111
PB 0100001
000123-07
Nombre del beneficiario ABCDEFGHIJKLMN
12/10/07
18:54

Small country with a global payment solution Until recently, Costa Rican consulates around the world had to manually process fees paid for passports, visas and other official documents using paper revenue stamps and hand cancellation. Pitney Bowes has streamlined these transactions with a new digital revenue metering system that integrates payment, authentication and funds management into a single global technology solution.

Much more to come

These are just a few examples of how today's Pitney Bowes is providing smart, secure solutions that deliver extra value for our customers—and help them do the same for theirs.

In the process, we've made our core capabilities stronger than ever while building bridges to a broad range of adjacent market opportunities.

And it's all just beginning.



Breaking through international e-commerce barriers


Confirm order
Confirmer la commande

Leading online retailers are reaching new worlds with the help of Pitney Bowes. Together with our technology partner E4X, we simplify everything from cross-border transactions to the shipment of merchandise outside the United States. We give domestic and international shoppers a common online experience, instantly calculating end-to-end costs in the buyer's local currency. And with the new international package solution from our Mail Services business, we expedite delivery, getting purchases through customs and into the hands of buyers that much faster.

Financial Highlights from Our CFO



Michael Monahan
Executive Vice President and
Chief Financial Officer

In 2008 we took actions to increase our operating efficiency, optimize our cost structure and enhance our liquidity.

These actions helped us increase full-year revenue and earnings despite an increasingly volatile economic environment.

Our annual revenue grew to $6.3 billion, a 2 percent increase, on both a constant currency and a reported basis. In 2008 adjusted earnings per share grew 2 percent to $2.78 per diluted share. Both revenue and adjusted earnings per share were in line with our most recent 2008 guidance. Our earnings per share from continuing operations on a GAAP basis was $2.13, which was 31 percent better than the prior year, primarily as a result of lower charges related to our transition initiatives.

Our 2008 performance is even more notable when the year's significant swings in currency are factored in. The dramatic strengthening of the U.S. dollar, primarily against the euro, the British pound and the Canadian dollar, had a 5-cent-per-share negative impact on our results for the year, when compared with our guidance at the start of the year. Excluding this impact, our adjusted earnings per share for the year would have been $2.83, within our original guidance range of $2.80 to $2.90.

We generated robust free cash flow of $888 million for the year as a result of our ongoing focus on the balance sheet and cash management.

We continue to maintain a short-term A-1/P-1 rating as a commercial paper issuer and have taken the following actions to ensure that we preserve our liquidity and financial flexibility:

- We have instituted more stringent risk-adjusted rate-of-return requirements for new acquisitions.
- We have eliminated 2009 salary increases for many of our salaried employees.
- We have chosen not to repurchase shares.

With respect to the capital markets:

- We have only $150 million in bonds maturing in 2009, and no term debt maturing in 2010 or 2011.
- We have an undrawn $1.5 billion credit facility.
- Our debt and our credit facilities have no financial covenants or material adverse change clauses, and our credit facility does not mature until 2011, with all original bank commitments intact.
- We are currently eligible for the government's commercial paper funding facility program through the Federal Reserve.

We had strong performances in our portfolio despite the challenging environment. Mail services achieved continued strong revenue and profit growth. Cost management initiatives resulted in higher profit margins in the production mail, U.S. management services, international mailing and marketing services businesses. Although annual results were lower in U.S. mailing, we saw good equipment sales growth in the fourth quarter as more leases became available for renewal.

At the end of 2007 we announced our transition initiatives restructuring program in response to changes we were seeing in the environment and in order to enhance our long-term positioning for growth. During 2008 we took an additional $200 million of pretax charges to improve our operating efficiency and reduce our cost structure to address the changing global economic environment.

A significant portion of the cost savings generated by our transition initiatives in 2008 was reinvested during the year, including an 11 percent

Financial Highlights from Our CFO

increase in R&D expenditures to bring new solutions to market. In total, we expect the program to generate more than $200 million in annualized savings.

Our commitment to delivering shareholder value is reflected in the way we used our cash to deliver returns to shareholders. During the year we returned $625 million to our shareholders through $292 million in dividends and $333 million in share repurchases.

We were also pleased to provide a 3 percent increase in our dividend, to $0.36 per common share, for the first quarter of 2009. Because of our attractive dividend yield and increased adjusted earnings per share, our total return to shareholders in 2008 outpaced the S&P 500 index by 7 percentage points.

With a lowered cost structure, enhanced operating efficiency and stronger liquidity, we are better positioned to successfully navigate an uncertain environment today than we were one year ago.

We remain committed to disciplined action to maximize shareholder return and deliver sustained value in 2009 and beyond.



Michael Monahan
Executive Vice President and
Chief Financial Officer

Summary of Selected Financial Data

For the year (Dollars in thousands, except per share amounts)	**2008**	2007	2006
As Reported			
Revenue	**$ 6,262,305**	$ 6,129,795	$ 5,730,018
Income from continuing operations	**$ 447,493**	$ 361,247	$ 565,659
Diluted earnings per share from continuing operations	**$ 2.13**	$ 1.63	$ 2.51
Cash provided by (used in) operating activities	**$ 990,437**	$ 1,060,465	$ (286,574)
Depreciation and amortization	**$ 379,117**	$ 383,141	$ 363,258
Capital expenditures	**$ 237,308**	$ 264,656	$ 327,877
Cash dividends per share of common stock	**$ 1.40**	$ 1.32	$ 1.28
Average common and potential common shares outstanding	**209,699,471**	221,219,746	225,443,060
Total assets	**$ 8,736,431**	$ 9,465,731	$ 8,527,331
Total debt	**$ 4,705,366**	$ 4,755,842	$ 4,338,157
Stockholders' equity	**$ (187,879)**	$ 660,169	$ 716,055
Total employees	**$ 35,140**	$ 36,165	$ 34,454
As Adjusted			
EBIT	**$ 1,136,085**	$ 1,186,097	$ 1,160,063
Income from continuing operations	**$ 583,233**	$ 601,114	$ 606,765
Diluted earnings per share from continuing operations	**$ 2.78**	$ 2.72	$ 2.69
Free cash flow	**$ 887,984**	$ 923,914	$ 523,439
EBIT to interest	**5.2**	4.9	5.5

Reconciliation of Reported Consolidated Results to Adjusted Results

For the year (Dollars in thousands, except per share amounts)	2008	2007	2006
GAAP income from continuing operations before income taxes and minority interest, as reported	**$ 713,177**	$ 660,711	$ 914,490
Restructuring and asset impairments	**200,254**	264,013	35,999
MapInfo purchase accounting	**492**	16,926	—
Other income and expense	**5,712**	2,956	(3,022)
Legal settlements, net	**—**	(380)	—
Income from continuing operations before income taxes, as adjusted	**919,635**	944,226	947,467
Provision for income taxes, as adjusted	**315,647**	323,870	326,875
Minority interest	**20,755**	19,242	13,827
Income from continuing operations, as adjusted	**583,233**	601,114	606,765
Interest expense, net	**216,450**	241,871	212,596
Provision for income taxes, as adjusted	**315,647**	323,870	326,875
Minority interest	**20,755**	19,242	13,827
EBIT	**$ 1,136,085**	$ 1,186,097	$ 1,160,063
GAAP diluted earnings per share, as reported	**$ 2.00**	$ 1.66	$ 0.47
Loss (income) from discontinued operations	**0.13**	(0.03)	2.04
GAAP diluted earnings per share from continuing operations, as reported	**2.13**	1.63	2.51
Restructuring and asset impairments	**0.69**	0.87	0.10
Tax adjustments	**(0.04)**	0.16	—
MapInfo purchase accounting	**—**	0.05	—
Tax settlement	**—**	—	0.09
Other income	**—**	—	(0.01)
Diluted earnings per share from continuing operations, as adjusted	**$ 2.78**	$ 2.72	$ 2.69
GAAP net cash provided by (used in) operating activities, as reported	**$ 990,437**	$ 1,060,465	$ (286,574)
Capital expenditures	**(237,308)**	(264,656)	(327,877)
Free cash flow	**753,129**	795,809	(614,451)
Payments related to restructuring charges	**102,680**	31,568	51,566
Reserve account deposits	**33,359**	62,666	28,780
Discontinued operations	**593**	4,263	16,844
Loss on redemption of preferred stock issued by a subsidiary	**(1,777)**	—	—
Proceeds from sale of training facility	**—**	29,608	—
IRS / Capital Services tax payment	**—**	—	1,040,700
Free cash flow, as adjusted	**$ 887,984**	$ 923,914	$ 523,439

The sum of the earnings per share amounts may not equal the totals above due to rounding.

Management believes this presentation provides a reasonable basis on which to present the adjusted financial information. The Company's financial results are reported in accordance with generally accepted accounting principles (GAAP). The earnings per share and free cash flow results are adjusted to exclude the impact of special items such as restructuring charges and write-downs of assets, which materially impact the comparability of the Company's results of operations. The use of free cash flow has limitations. GAAP cash flow has the advantage of including all cash available to the Company after actual expenditures for all purposes. Free cash flow is the amount of cash that management could have available for discretionary uses if it made different decisions about employing its cash. It adds back long-term commitments such as capital expenditures, as well as special items such as cash used for restructuring charges. All of these items use cash that is not otherwise available to the Company and are important expenditures. Management compensates for these limitations by using a combination of GAAP cash flow and free cash flow in doing its planning.

The adjusted financial information and certain financial measures such as EBIT and EBIT to interest are intended to be more indicative of the ongoing operations and economic results of the Company. EBIT excludes interest and taxes, and as a result has the effect of showing a greater amount of earnings than net income. The Company believes that interest and taxes, though important, do not reflect management effectiveness as these items are largely outside of its control. In assessing performance, the Company uses both EBIT and net income.

This adjusted financial information should not be construed as an alternative to our reported results determined in accordance with GAAP. Further, our definition of this adjusted financial information may differ from similarly titled measures used by other companies.

Directors and Corporate Officers*

Directors

Rodney C. Adkins
Senior Vice President
IBM Corporation

Linda G. Alvarado
President and Chief Executive Officer
Alvarado Construction, Inc.

Anne M. Busquet
Principal
AMB Advisors, LLC

Anne Sutherland Fuchs
Consultant

Ernie Green
President
Ernie Green Industries, Inc.

James H. Keyes
Retired Chairman
Johnson Controls, Inc.

Murray D. Martin
Chairman, President and
Chief Executive Officer
Pitney Bowes Inc.

John S. McFarlane
Founder and former
Chief Executive Officer
Vidder, Inc.

Eduardo R. Menascé
Retired President
Enterprise Solutions Group
Verizon Communications Inc.

Michael I. Roth
Chairman and Chief Executive Officer
The Interpublic Group of Companies, Inc.

David L. Shedlarz
Retired Vice Chairman
Pfizer Inc.

David B. Snow, Jr.
Chairman and Chief Executive Officer
Medco Health Solutions, Inc.

Robert E. Weissman
Retired Chairman
IMS Health Incorporated

Corporate Officers

Murray D. Martin
Chairman, President and
Chief Executive Officer

Leslie Abi-Karam
Executive Vice President and President,
Mailing Solutions Management

Gregory E. Buoncontri
Executive Vice President and
Chief Information Officer

Mark P. Cattini
Vice President and President,
Pitney Bowes Marketing Services

Amy C. Corn
Vice President, Secretary and
Chief Governance Officer

Lisa DeBois
Executive Vice President and President,
Global Financial Services

Vincent R. De Palma
Executive Vice President and President,
Pitney Bowes Management Services

David C. Dobson
Executive Vice President and
Chief Strategy and Innovation Officer

Steven J. Green
Vice President — Finance and
Chief Accounting Officer

Michael J. Hickey
Vice President and President,
Pitney Bowes Business Insight

Juanita T. James
Vice President and Chief Marketing and
Communications Officer

Patrick J. Keddy
Executive Vice President and President,
Mailstream International

Neil Metviner
Vice President and President,
Global Mailstream Europe

Michael Monahan
Executive Vice President and
Chief Financial Officer

Vicki A. O'Meara
Executive Vice President and
Chief Legal and Compliance Officer

David R. Ornelas
Vice President and Group Vice President,
Customer Operations

Helen Shan
Vice President and Treasurer

Johnna G. Torsone
Executive Vice President and
Chief Human Resources Officer

*Information as of March 1, 2009

Stockholders may visit the Pitney Bowes corporate governance Web site at www.pb.com/ under Our Company — Leadership + Governance for information concerning the Company's governance practices, including the Governance Principles of the Board of Directors, charters of the committees of the board, the Company's Business Practices Guidelines and the Directors' Code of Business Conduct and Ethics. Stockholders who wish to obtain copies of these documents may do so by writing to the corporate secretary at our headquarters address.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008 — Commission file number: 1-3579

PITNEY BOWES INC.

Incorporated in Delaware
1 Elmcroft Road, Stamford, Connecticut 06926-0700
(203) 356-5000

I.R.S. Employer Identification No.
06-0495050

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value per share	New York Stock Exchange
$2.12 Convertible Cumulative Preference Stock (no par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: 4% Convertible Cumulative Preferred Stock ($50 par value)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑
As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $7,104,955,286 based on the closing sale price as reported on the New York Stock Exchange.

Number of shares of common stock, $1 par value, outstanding as of close of business on February 23, 2009: 206,320,872 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission (the Commission) on or before March 31, 2009 and to be delivered to stockholders in connection with the 2009 Annual Meeting of Stockholders to be held May 11, 2009, are incorporated by reference in Part III of this Form 10-K.

PITNEY BOWES INC.
TABLE OF CONTENTS

PITNEY BOWES INC.
PART I

ITEM 1. – BUSINESS

General

Pitney Bowes Inc. was incorporated in the state of Delaware on April 23, 1920, as the Pitney Bowes Postage Meter Company. Today, Pitney Bowes Inc. is the largest provider of mail processing equipment and integrated mail solutions in the world. In the report, the terms "we," "us," "our," or "Company" are used to refer collectively to Pitney Bowes Inc. and its subsidiaries.

We offer a full suite of equipment, supplies, software and services for end-to-end mailstream solutions which enable our customers to optimize the flow of physical and electronic mail, documents and packages across their operations.

We operate in two business groups: Mailstream Solutions and Mailstream Services. We operate both inside and outside the United States. See Note 18 to the Consolidated Financial Statements for financial information concerning revenue, earnings before interest and taxes (EBIT) and identifiable assets, by reportable segment and geographic area.

For more information about us, our products, services and solutions, visit www.pb.com. Also, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments or exhibits to those reports will be made available, free of charge through our Investor Relations section of our website at www.pb.com/investorrelations, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Commission. The information found on our website is not part of this or any other report we file with or furnish to the Commission.

Business Segments

We conduct our business activities in seven business segments within the Mailstream Solutions and Mailstream Services business groups. The principal products and services of each of our business segments are as follows:

Mailstream Solutions:

U.S. Mailing: Includes the U.S. revenue and related expenses from the sale, rental and financing of our mail finishing, mail creation, shipping equipment and software; supplies, support and other professional services; and payment solutions.

International Mailing: Includes the non-U.S. revenue and related expenses from the sale, rental and financing of our mail finishing, mail creation, shipping equipment and software; supplies, support and other professional services; and payment solutions.

Production Mail: Includes the worldwide revenue and related expenses from the sale, financing, support and other professional services of our high-speed, production mail systems and sorting equipment.

Software: Includes the worldwide revenue and related expenses from the sale and support services of non-equipment-based mailing and customer communication and location intelligence software.

Mailstream Services:

Management Services: Includes worldwide facilities management services; secure mail services; reprographic, document management services; and litigation support and eDiscovery services.

Mail Services: Includes presort mail services and cross-border mail services.

Marketing Services: Includes direct marketing services for targeted customers; web-tools for the customization of promotional mail and marketing collateral; and other marketing consulting services.

Support Services

We maintain extensive field service organizations to provide servicing for customers' equipment, usually in the form of annual maintenance contracts.

Marketing

Our products and services are marketed through an extensive network of direct sales offices in the U.S. and through a number of our subsidiaries and independent distributors and dealers in many countries throughout the world. We also use direct marketing, outbound telemarketing and the Internet to reach our existing and potential customers. We sell to a variety of business, governmental, institutional and other organizations. We have a broad base of customers, and we are not dependent upon any one customer or type of customer for a significant part of our revenue. We do not have significant backlog or seasonality relating to our businesses.

Credit Policies

We establish credit approval limits and procedures at regional, divisional, subsidiary and corporate levels based on the credit quality of the customer and the type of product or service provided to control risk in extending credit to customers. In addition, we utilize an automatic approval program (AAP) for certain leases within our internal financing operations. The AAP program is designed to facilitate low dollar transactions by utilizing historical payment patterns and losses realized for customers with common credit characteristics. The program dictates the criteria under which we will accept a customer without performing a more detailed credit investigation. The AAP considers criteria such as maximum equipment cost, a customer's time in business and payment experience with us. We base our credit decisions primarily on a customer's financial strength.

We monitor the portfolio closely by analyzing industry sectors, delinquency trends by product line and exposures to ensure reserve levels and credit policies reflect current trends to proactively manage risk. Management has taken additional actions in 2008 such as reducing credit lines, strengthening collection resources, and revising credit policies to be more selective in managing the portfolio in this current economic cycle.

Competition

We are a leading supplier of products and services in the large majority of our business segments. Our meter base and our continued ability to place and finance meters in key markets is a significant contributor to our current and future revenue and profitability. However, all of our segments face competition from a number of companies. In particular, we face competition for new placements of mailing equipment from other postage meter and mailing machine suppliers, and our mailing products, services and software face competition from products and services offered as alternative means of message communications. Leasing companies, commercial finance companies, commercial banks and other financial institutions compete, in varying degrees, in the markets in which our finance operations do business. Our competitors range from very large, diversified financial institutions to many small, specialized firms. We offer a complete line of products and services as well as a variety of finance and payment offerings to our customers. We finance the majority of our products through our captive financing business and we are a major provider of business services to the corporate, financial services, professional services and government markets, competing against national, regional and local firms specializing in facilities and document management throughout the world.

We believe that our long experience and reputation for product quality, and our sales and support service organizations are important factors in influencing customer choices with respect to our products and services.

Research, Development and Intellectual Property

Our significant investment in research and development operations differentiates us from our competitors. We have many research and development programs that are directed toward developing new products and service offerings. As a result of our research and development efforts, we have been awarded a number of patents with respect to several of our existing and planned products. We do not believe our businesses are materially dependent on any one patent or any group of related patents or on any one license or any group of related licenses. Our expenditures for research and development were $206 million, $186 million and $165 million in 2008, 2007 and 2006, respectively.

Material Supplies

We depend on third-party suppliers for a variety of services, components, supplies and a large portion of our product manufacturing. We believe we have adequate sources for our purchases of materials, components, services and supplies for products that we manufacture or assemble. However, as we continue to shift from direct manufacturing to assembly of our products, we rely to an increasing extent on third-party suppliers.

Regulatory Matters

We are subject to the U.S. Postal Service's (USPS) regulations and those of foreign postal authorities, related to product specifications and business practices involving our postage meters. From time to time, we will work with these governing bodies to help in the enhancement and growth of mail and the mail channel. See "Legal and Regulatory Matters" in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K.

Employees and Employee Relations

At December 31, 2008, we employed 25,327 persons in the U.S. and 9,813 persons outside the U.S. Headcount decreased in 2008 compared to 2007 primarily due to our restructuring initiatives during 2008. We believe that our current relations with employees are very good. The large majority of our employees are not represented by any labor union. Our management follows the policy of keeping employees informed of decisions, and encourages and implements employee suggestions whenever practicable.

ITEM 1A. – RISK FACTORS

In addition to other information and risk disclosures contained in this Form 10-K, the risk factors discussed in this section should be considered in evaluating our business. We work to manage and mitigate these risks proactively, including through our use of an enterprise risk management program. In our management of these risks, we also evaluate the potential for additional opportunities to mitigate these risks. Nevertheless, the following risks, some of which may be beyond our control, could materially impact our brand and reputation or results of operations or could cause future results to differ materially from our current expectations:

Postal regulations and processes

The majority of our revenue is directly or indirectly subject to regulation and oversight by the USPS and foreign postal authorities. We also depend on a healthy postal sector in the geographic markets where we do business, which could be influenced positively or negatively by legislative or regulatory changes in the United States, another country or in the European Union. Our profitability and revenue in a particular country could be affected by adverse changes in postal regulations, the business processes and practices of individual posts, the decision of a post to enter into particular markets in direct competition with us, and the impact of any of these changes on postal competitors that do not use our products or services. These changes could affect product specifications, service offerings, customer behavior and the overall mailing industry.

Accelerated decline in use of physical mail

Changes in our customers' communication behavior, including changes in communications technologies, could adversely impact our revenue and profitability. Accelerated decline in physical mail could also result from government actions such as executive orders, legislation or regulations that either mandate electronic substitution, prohibit certain types of mailings, increase the difficulty of using information or materials in the mail, or impose higher taxes or fees on mailing or postal services. While we have introduced various product and service offerings as alternatives to physical mail, we face competition from existing and emerging products and services that offer alternative means of communication, such as email and electronic document transmission technologies. An accelerated increase in the acceptance of electronic delivery technologies or other displacement of physical mail could adversely affect our business.

Reduced confidence in the mail system

Unexpected events such as the transmission of biological or chemical agents, or acts of terrorism could have a negative effect on customer confidence in a postal system and as a result adversely impact mail volume. An unexpected and significant interruption in the use of the mail could have an adverse effect on our business.

Dependence on third-party suppliers

We depend on third-party suppliers for a variety of services, components, supplies and a portion of our product manufacturing. In certain instances, we rely on single sourced or limited sourced suppliers around the world because the relationship is advantageous due to quality or price or there are no alternative sources. If production or service was interrupted and we were not able to find alternate suppliers, we could experience disruptions in manufacturing and operations including product shortages, an increase in freight costs, and re-engineering costs. This could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Access to additional liquidity and current market volatility

We provide financing services to our customers for equipment, postage, and supplies. Our ability to provide these services is largely dependent upon our continued access to the U.S. capital markets. An additional source of liquidity for the company consists of deposits held in our wholly-owned industrial loan corporation, Pitney Bowes Bank ("Bank"). A significant credit ratings downgrade, material capital market disruptions, significant withdrawals by depositors at the Bank, or adverse changes to our industrial loan charter could impact our ability to maintain adequate liquidity, and impact our ability to provide competitive offerings to our customers.

The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. A sizeable portion of Pitney Bowes' total borrowings has been issued in the commercial paper markets and, although Pitney Bowes has continued to have unencumbered access to the commercial paper markets, there can be no assurance that such markets will continue to be a reliable source of short-term financing for us. Under further deteriorating market conditions, there may be no assurance that other funding sources would be available or sufficient.

Privacy laws and other related regulations

Several of our services and financing businesses use, process and store customer information that could include confidential, personal or financial information. We also provide third party benefits administrators with access to our employees' personal information. Privacy laws and similar regulations in many jurisdictions where we do business, as well as contractual provisions, require that we and our benefits administrators take significant steps to safeguard this information. Failure to comply with any of these laws, regulations or contract provisions could adversely affect our reputation and business and subject us to significant liability.

Dependence on information systems

Our portfolio of product, service and financing solutions increases our dependence on information technologies. We maintain a secure system to collect revenue for certain postal services, which is critical to enable both our systems and the postal systems to run reliably. The continuous and uninterrupted performance of our systems is critical to our ability to support and service our customers and to support postal services. Although we maintain back-up systems, these systems could be damaged by acts of nature, power loss, telecommunications failures, computer viruses, vandalism and other unexpected events. If our systems were disrupted, we could be prevented from fulfilling orders and servicing customers and postal services, which could have an adverse effect on our reputation and business.

Intellectual property infringement

We rely on copyright, trade secret, patent and other intellectual property laws in the United States and similar laws in other countries to establish and protect proprietary rights that are important to our business. If we fail to enforce our intellectual property rights, our business may suffer. We, or our suppliers, may be subject to third-party claims of infringement on intellectual property rights. These claims, if successful, may require us to redesign affected products, enter into costly settlement or license agreements, pay damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products.

Litigation and regulation

Our results may be affected by the outcome of legal proceedings and other contingencies that cannot be predicted with certainty. As a large multi-national corporation that does business globally, subsequent developments in legal proceedings, including private civil litigations or proceedings brought by governmental entities, or changes in laws or regulations or their interpretation or administration, including developments in antitrust law or regulation, employment law or regulation, tax law and regulation, class actions, or intellectual property litigations, could result in an adverse effect on our results of operations. For a description of current legal proceedings and regulatory matters, see "Legal Proceedings" in Item 3 and "Legal and Regulatory Matters" in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of this Form 10-K.

Government contracts

Many of our contracts are with governmental entities. Government contracts are subject to extensive and complex government procurement laws and regulations, along with regular audits of contract pricing and our business practices by government agencies. If we are found to have violated some provisions of the government contracts, we could be required to provide a refund, pay significant damages, or be subject to contract cancellation, civil or criminal penalties, fines, or debarment from doing business with the government. Any of these events could not only affect us financially but also adversely affect our brand and reputation.

ITEM 1B. – UNRESOLVED STAFF COMMENTS

None.

ITEM 2. – PROPERTIES

Our world headquarters and certain other facilities are located in Stamford, Connecticut. We have over 500 facilities that are either leased or owned throughout the U.S. and other countries. Our Mailstream Solutions and Mailstream Services businesses utilize these facilities jointly and separately. We continue to have limited manufacturing and assembly of products in our Danbury, Connecticut and Harlow, United Kingdom locations. We also have two principal research and development facilities in our Shelton, Connecticut and Noida, India locations. We believe that our manufacturing, administrative and sales office properties are adequate for the needs of all of our operations.

ITEM 3. – LEGAL PROCEEDINGS

In the ordinary course of business, we are routinely defendants in or party to a number of pending and threatened legal actions. These may involve litigation by or against us relating to, among other things:

- contractual rights under vendor, insurance or other contracts
- intellectual property or patent rights
- equipment, service, payment, contractual or other disputes with customers
- disputes with employees

These litigations are on occasion brought on behalf of purported classes of customers, employees or others.

Our wholly-owned subsidiary, Imagitas, Inc., is a defendant in ten purported class actions filed in six different states. These lawsuits have been coordinated in the United States District Court for the Middle District of Florida, In re: Imagitas, Driver's Privacy Protection Act Litigation (Coordinated, May 28, 2007). Each of these lawsuits alleges that the Imagitas DriverSource program violates the federal Drivers Privacy Protection Act (DPPA). Under the DriverSource program, Imagitas enters into contracts with state governments to mail out automobile registration renewal materials along with third party advertisements, without revealing the personal information of any state resident to any advertiser. The DriverSource program assists the state in performing its governmental function of delivering these mailings and funding the costs of them. The plaintiffs in these actions are seeking both statutory damages under the DPPA and an injunction against the continuation of the program. On April 9, 2008, the District Court granted Imagitas' motion for summary judgment in one of the coordinated cases, Rine, et al. v. Imagitas, Inc. (United States District Court, Middle District of Florida, filed August 1, 2006). On July 30, 2008, the District Court issued a final judgment in the Rine lawsuit and stayed all of the other cases filed against Imagitas pending an appellate decision in Rine. On August 27, 2008, the Rine plaintiffs filed an appeal of the District Court's decision in the United States Court of Appeals, Eleventh Judicial Circuit. The appellate process in this case is proceeding.

We expect to prevail in the lawsuits against Imagitas; however, as litigation is inherently unpredictable, there can be no assurance in this regard. If the plaintiffs do prevail, the results may have a material effect on our financial position, future results of operations or cash flows, including, for example, our ability to offer certain types of goods or services in the future.

ITEM 4. – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of our stockholders during the three months ended December 31, 2008.

PART II

ITEM 5. – MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Pitney Bowes common stock is traded under the symbol "PBI". The principal market is the New York Stock Exchange (NYSE). Our stock is also traded on the Boston, Chicago, Philadelphia, Pacific and Cincinnati stock exchanges. At January 31, 2009, we had 23,337 common stockholders of record.

On February 3, 2009, our Board of Directors authorized a one-cent increase of our quarterly common stock dividend to $0.36 per share, marking the 27th consecutive year that we have increased the dividend on our common stock. This represents a 3 percent increase and applies to the dividend with a record date of February 20, 2009.

See Equity Compensation Plan Information Table in Item 12 of this Form 10-K for information regarding securities for issuance under our equity compensation plans.

Stock Information

Dividends per common share:

Quarter	**2008**	2007
First	**$ 0.35**	$ 0.33
Second	**0.35**	0.33
Third	**0.35**	0.33
Fourth	**0.35**	0.33
Total	**$ 1.40**	$ 1.32

Quarterly price ranges of common stock as reported on the NYSE:

	2008		2007	
Quarter	**High**	**Low**	High	Low
First	**$ 38.35**	**$ 32.64**	$ 48.95	$ 44.61
Second	**$ 39.39**	**$ 33.56**	$ 49.70	$ 45.22
Third	**$ 39.98**	**$ 31.20**	$ 48.91	$ 43.04
Fourth	**$ 33.44**	**$ 20.83**	$ 47.07	$ 36.40

Share Repurchases

We repurchase shares of our common stock under a systematic program to manage the dilution created by shares issued under employee stock plans and for other purposes. This program authorizes repurchases in the open market. We have not repurchased or acquired any other shares of our common stock during 2008 in any other manner.

In March 2006, our Board of Directors authorized $300 million for repurchases of outstanding shares of our common stock in the open market of which $141.2 million remained for future purchases at December 31, 2006. We repurchased 3.0 million shares during the first five months of 2007 under this program for a total price of $141.2 million. There are no further funds available under this authorization for the repurchase of outstanding shares.

In March 2007, our Board of Directors authorized $300 million for repurchases of outstanding shares of our common stock in the open market. In November 2007, our Board of Directors increased this share repurchase authorization by $365.4 million. We repurchased 6.1 million shares at a total price of $258.8 million during 2007 under this program. During the first nine months of 2008, we repurchased 9.2 million shares at a total price of $333.2 million. No shares were purchased during the fourth quarter of 2008, leaving $73.4 million available for future repurchases under this program at December 31, 2008.

For the combined 2006 and 2007 programs, we repurchased a total of 9.1 million shares for a total price of $400.0 million during 2007.

Stock Performance Graph

The accompanying graph compares the most recent five-year performance of Pitney Bowes common stock with the Standard and Poor's ("S&P") 500 Composite Index, and Peer Group Index.

The Peer Group Index is comprised of the following companies: Automatic Data Processing, Inc. (ADP), Diebold, Inc., R.R. Donnelley & Sons Co., DST Systems, Inc., Fedex Corporation, Hewlett-Packard Company, Ikon Office Solutions, Inc. (acquired by Ricoh Company, Ltd. on November 3, 2008), Lexmark International, Inc., Pitney Bowes Inc., United Parcel Service, Inc., and Xerox Corporation.

Total return for the Peer Group and the S&P 500 Composite Index is based on market capitalization, weighted for each year.

All information is based upon data independently provided to the Company by the Standard & Poor's Corporation and is derived from their official total return calculation.



Comparison of Cumulative Five Year Total Return
$160
$140
$120
$100
$80
$60
$40
$20
$0
2003
2004
2005
2006
2007
2008
Pitney Bowes
S&P 500
Peer Group

The graph shows that on a total return basis, assuming reinvestment of all dividends, $100 invested in the company's common stock on December 31, 2003 would have been worth $74 on December 31, 2008. By comparison, $100 invested in the S&P 500 Composite Index on December 31, 2003 would have been worth $90 on December 31, 2008. An investment of $100 in the Peer Group on December 31, 2003 would have been worth $106 on December 31, 2008.

	Indexed Returns December 31,					
Company Name / Index	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Pitney Bowes	100	117	110	124	105	74
S&P 500	100	111	116	135	142	90
Peer Group	100	112	115	137	143	106

ITEM 6. – SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company, and should be read in conjunction with the more detailed consolidated financial statements and related notes thereto included under Item 8 of this Form 10-K.

Summary of Selected Financial Data

(Dollars in thousands, except per share amounts)

	Years ended December 31,				
	2008	2007	2006	2005	2004
Total revenue	$ **6,262,305**	$ 6,129,795	$ 5,730,018	$ 5,366,936	$ 4,832,304
Total costs and expenses	**5,549,128**	5,469,084	4,815,528	4,555,268	4,223,914
Income from continuing operations before income taxes and minority interest	**713,177**	660,711	914,490	811,668	608,390
Provision for income taxes	**244,929**	280,222	335,004	328,597	197,317
Minority interest (preferred stock dividends of subsidiaries)	**20,755**	19,242	13,827	9,828	5,634
Income from continuing operations	**447,493**	361,247	565,659	473,243	405,439
(Loss) income from discontinued operations, net income tax	**(27,700)**	5,534	(460,312)	35,368	56,557
Net income	$ **419,793**	$ 366,781	$ 105,347	$ 508,611	$ 461,996
Basic earnings per share of common stock: (1)					
Continuing operations	$ **2.15**	$ 1.65	$ 2.54	$ 2.07	$ 1.76
Discontinued operations	**(0.13)**	0.03	(2.07)	0.15	0.24
Net income	$ **2.01**	$ 1.68	$ 0.47	$ 2.22	$ 2.00
Diluted earnings per share of common stock:					
Continuing operations	$ **2.13**	$ 1.63	$ 2.51	$ 2.04	$ 1.73
Discontinued operations	**(0.13)**	0.03	(2.04)	0.15	0.24
Net income	$ **2.00**	$ 1.66	$ 0.47	$ 2.19	$ 1.97
Total cash dividends on common, preference and preferred stock	$ **291,611**	$ 288,790	$ 285,051	$ 284,348	$ 282,265
Cash dividends per share of common stock	$ **1.40**	$ 1.32	$ 1.28	$ 1.24	$ 1.22
Average common and potential common shares outstanding	**209,699,471**	221,219,746	225,443,060	232,089,178	234,229,987
Depreciation and amortization	$ **379,117**	$ 383,141	$ 363,258	$ 331,963	$ 306,750
Capital expenditures	$ **237,308**	$ 264,656	$ 327,877	$ 291,550	$ 316,982
Balance sheet					
Total assets	$ **8,736,431**	$ 9,465,731	$ 8,527,331	$ 10,553,957	$ 10,161,682
Long-term debt	$ **3,934,865**	$ 3,802,075	$ 3,847,617	$ 3,849,623	$ 3,164,688
Total debt	$ **4,705,366**	$ 4,755,842	$ 4,338,157	$ 4,707,365	$ 4,375,163
Preferred stockholders' equity in subsidiary companies	$ **374,165**	$ 384,165	$ 384,165	$ 310,000	$ 310,000
Stockholders' (deficit) equity (see Note 9)	$ **(187,879)**	$ 660,169	$ 716,055	$ 1,381,115	$ 1,366,018
Other					
Common stockholders of record	**21,914**	21,574	22,923	23,639	26,129
Total employees	**35,140**	36,165	34,454	34,165	35,183

(1) The sum of the earnings per share amounts may not equal the totals above due to rounding.

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in "Forward-Looking Statements" and elsewhere in this report.

Overview

Revenue grew 2% in 2008 to $6.3 billion, of which acquisitions contributed 3%.

Income from continuing operations was $447.5 million in 2008 compared with $361.2 million in 2007 and diluted earnings per share from continuing operations was $2.13 compared with $1.63 in 2007. Diluted earnings per share from continuing operations was reduced by restructuring charges and asset impairment charges of 69 cents and 87 cents, in 2008 and 2007, respectively. In 2008, diluted earnings per share from continuing operations also included positive tax adjustments of 4 cents related primarily to deferred tax assets associated with certain U.S. leasing transactions. In 2007, diluted earnings per share from continuing operations was also reduced by 5 cents for the purchase accounting alignment of MapInfo, and 16 cents for tax adjustments related principally to a valuation allowance for net operating losses outside the U.S.

Despite volatile economic conditions, particularly in the second half of 2008, certain of our business segments produced solid results, including both revenue and EBIT growth at International Mailing, Mail Services and Marketing Services. In addition, International Mailing, worldwide Production Mail, and Marketing Services improved their EBIT margins as well. These strong performances were offset by revenue declines at U.S. Mailing due to lower equipment sales due in part from the prior year stimulus from sales of shape-based kits, lower financing and rental revenues. Also, declines in worldwide Production Mail were due to the effects of a slowdown in U.S. sales as large enterprises curtailed large-ticket capital expenditures due to ongoing credit constraints and global economic uncertainty.

In late 2007, we announced a plan to lower our cost structure, accelerate efforts to improve operational efficiencies, enhance our customer experience, and to transition our product line. On completion of this program, which continued throughout 2008, we reduced our global workforce by roughly eight percent and improved margins in many of our business segments.

In addition, we generated $990 million in cash from operations during 2008.

See "Results of Operations" for 2008, 2007 and 2006 for a more detailed discussion of our results of operations.

Outlook

Our business model and the actions we have taken to significantly reduce costs and streamline our operations, will help mitigate, but do not eliminate the effects of prolonged global economic weakness and unanticipated currency fluctuations. Two external factors in particular, the strengthening of the U.S. dollar and the Japanese yen last year and the significant increase in pension costs related to recent changes in capital markets and other assumptions, will negatively impact 2009 reported results.

We expect our mix of revenue to continue to change, with a greater percentage of revenue coming from diversified revenue streams associated with fully featured smaller systems and a smaller percentage from larger system sales. In addition, we expect to derive further synergies from our recent acquisitions. We will continue to remain focused on enhancing our productivity and to allocate capital in order to optimize our returns.

Results of Operations 2008 Compared to 2007

Business segment revenue

The following table shows revenue in 2008 and 2007 by business segment.

Prior year results have been reclassified to conform to the current year presentation. Refer to Note 18 to the Consolidated Financial Statements for further detail on these changes.

(Dollars in millions)	2008	2007	% change	% contribution from acquisitions
Revenue:				
U.S. Mailing	**$ 2,207**	$ 2,364	(7)%	-%
International Mailing	**1,133**	1,070	6 %	1%
Production Mail	**616**	623	(1)%	-%
Software	**400**	326	23%	20%
Mailstream Solutions	**4,356**	4,383	(1)%	2%
Management Services	**1,172**	1,135	3%	6%
Mail Services	**542**	441	23%	10%
Marketing Services	**192**	171	12%	5%
Mailstream Services	**1,906**	1,747	9%	7%
Total Revenue	**$ 6,262**	$ 6,130	2%	3%

Mailstream Solutions revenue decreased 1% to $4.4 billion. Within Mailstream Solutions:

U.S. Mailing's revenue decreased 7% due to lower equipment placements, rental revenue, and lower financing revenue. The lower equipment revenues were driven in part by the prior year benefits from the sale of mailing equipment shape-based upgrade kits and by customer buying decisions influenced by uncertainty created by weak economic conditions. International Mailing's revenue grew by 6% and benefited 2% from favorable foreign currency translation and 1% from acquisitions. Revenue growth benefited from strong growth in France, Germany, Norway and other parts of Europe as well as in Latin America; and continued growth in supplies. Worldwide revenue for Production Mail decreased 1% due to lower equipment sales in the U.S., parts of Europe and Latin America as economic uncertainty slowed large-ticket capital expenditures by many large enterprises worldwide. This decrease was partly offset by continued strong demand in the U.K. and France for high-speed, intelligent inserting systems. Software revenue increased 23% from prior year, driven by the positive impact of acquisitions of 20%. Software sales increased outside of the U.S., but declined within the U.S. driven by the economic uncertainty, which has resulted in fewer large-ticket licensing deals than in the prior year as customers assess the overall business environment.

Mailstream Services revenue grew 9% to $1.9 billion. Within Mailstream Services:

Management Services revenue grew 3% driven by acquisitions, which contributed 6% to segment revenue growth. The segment's revenue growth was partially offset by lower print and transaction volumes for some customers, especially in the U.S. financial services sector. Mail Services revenue grew 23% due to continued growth in presort and international mail services of 14% and acquisitions, which contributed 10% to segment revenue growth. Marketing Services revenue grew 12% driven primarily by higher volumes in our mover-source program, partially offset by the company's planned phased exit from the motor vehicle registration services program.

Business segment earnings before interest and taxes (EBIT)

We use EBIT as a measure of our segment profitability.

Refer to the reconciliation of segment amounts to income from continuing operations before income taxes and minority interest in Note 18 to the Consolidated Financial Statements.

The following table shows EBIT in 2008 and 2007 by business segment.

Prior year results have been reclassified to conform to the current year presentation. Refer to Note 18 to the Consolidated Financial Statements for further detail on these changes.

(Dollars in millions)	2008	2007	% change
EBIT			
U.S. Mailing	**$ 896**	$ 965	(7)%
International Mailing	**185**	162	14 %
Production Mail	**81**	74	10 %
Software	**28**	37	(23)%
Mailstream Solutions	**1,190**	1,238	(4)%
Management Services	**70**	76	(8)%
Mail Services	**69**	57	22 %
Marketing Services	**16**	9	76 %
Mailstream Services	**155**	142	9 %
Total EBIT	**$ 1,345**	$ 1,380	(3)%

Mailstream Solutions EBIT decreased 4% to $1.2 billion. Within Mailstream Solutions:

U.S. Mailing's EBIT decreased 7% principally due to the lower revenue growth, but was partly offset by positive impacts of our ongoing actions to reduce costs and streamline operations. International Mailing's EBIT grew 14% as improved EBIT margins resulted from the Company's actions over the last two years to reduce costs through the outsourcing of manufacturing and the consolidation of back office operations. Production Mail's EBIT increased 10% due to ongoing actions to reduce administrative costs and improve gross margins in anticipation of a slowing capital investment environment. Software's EBIT decreased 23% primarily due to the lower revenues in the U.S., product mix and the planned investments in the expansion of the Company's distribution channel and globalization of its research and development infrastructure.

Mailstream Services EBIT increased 9% to $155 million. Within Mailstream Services:

Management Services EBIT decreased 8% due to weakness in the Company's management services businesses outside the U.S., particularly in the U.K. and Germany. These decreases were partially offset by actions taken to reduce the fixed cost structure of its U.S. operations. Mail Services EBIT increased 22% as a result of operating leverage from an increase in mail volume and increased operating efficiency, partly offset by the integration costs associated with acquisitions in the U.S. and U.K. Marketing Services EBIT increased by 76% driven by higher volumes in the Company's mover-source program and its phased exit from the motor vehicle registration services program.

Revenue by source

(Dollars in millions)	2008	2007	% change
Equipment sales	**$ 1,252**	$ 1,336	(6)%
Supplies	**392**	393	- %
Software	**424**	346	23 %
Rentals	**728**	739	(1)%
Financing	**773**	790	(2)%
Support services	**769**	761	1 %
Business services	**1,924**	1,765	9 %
Total revenue	**$ 6,262**	$ 6,130	2 %

Equipment sales revenue decreased 6% compared to the prior year. Lower sales of equipment in U.S. Mailing were primarily due to the postal rate case in 2007, which resulted in incremental sales of mailing equipment shape-based upgrade kits during that period and pulled sales forward from 2008, weakening global economic conditions, and product shift toward smaller, fully featured postage machines. International sales revenue, excluding the positive impact from foreign currency of 2% and acquisitions of 2%, increased 2% principally due to a postal rate change in the first quarter of 2008 in France, combined with higher equipment placements throughout Europe. Foreign currency translation contributed an overall favorable impact of 1% to equipment sales revenue.

Supplies revenue in 2008 was flat compared to the prior year. The decline of supplies revenue in the U.S was due to lower volumes, offset by an increase in supplies revenue in Europe as our customers continue to migrate to digital technology. Foreign currency translation contributed 1% to supplies revenue.

Software revenue increased by 23% from the prior year primarily driven by acquisitions which contributed 19% to revenue growth and strong international demand for our location intelligence and customer communication software solutions. Foreign currency translation had a negative impact of 2%.

Rentals revenue decreased 1% compared to the prior year. Favorable foreign currency translation of 1% and higher demand in France were offset by lower revenue in the U.S., as our customers continue to downsize to smaller, fully featured machines.

Financing revenue decreased 2% compared to the prior year. Lower equipment sales have resulted in a corresponding decline in the U.S. lease portfolio.

Support services revenue increased 1% from the prior year primarily due to the favorable impact of foreign currency translation of 1%. Renewals and pricing increases offset the impact of customers down-sizing their equipment.

Business services revenue increased 9% from the prior year, of which acquisitions contributed 7%. The additional growth was driven by higher revenues in Mail Services and Marketing Services, partly offset by lower transaction volumes in Management Services.

Costs of revenue

(Dollars in millions)

			Percentage of Revenue	
	2008	2007	**2008**	2007
Cost of equipment sales	**$ 663**	$ 697	**53.0%**	52.2%
Cost of supplies	**$ 104**	$ 107	**26.5%**	27.1%
Cost of software	**$ 101**	$ 82	**23.9%**	23.7%
Cost of rentals	**$ 154**	$ 171	**21.1%**	23.2%
Cost of support services	**$ 448**	$ 433	**58.3%**	56.9%
Cost of business services	**$ 1,508**	$ 1,381	**78.4%**	78.2%

Cost of equipment sales as a percentage of revenue increased to 53.0% in 2008 compared with 52.2% in the prior year, primarily due to the increase in mix of lower margin equipment sales outside the U.S. and the prior year sales of high margin upgrade kits.

Cost of supplies as a percentage of revenue decreased to 26.5% in 2008 compared with 27.1% in the prior year. This variance is driven by a change in the mix of business.

Cost of software as a percentage of revenue increased to 23.9% in 2008 compared with 23.7% in the prior year primarily due to a change in the mix of business.

Cost of rentals as a percentage of revenue decreased to 21.1% in 2008 compared with 23.2% in the prior year primarily due to lower depreciation costs related to the transition of our product line.

Cost of support services as a percentage of revenue increased to 58.3% in 2008 compared with 56.9% in the prior year. Improvements in our Production Mail segment due to the impact of our transition initiatives were more than offset by higher service costs in our U.S. and International Mailing businesses.

Cost of business services as a percentage of revenue was 78.4% in 2008 compared with 78.2% in the prior year. For Mail Services, continued integration costs associated with the current year acquisitions of a multi-site presort operation in the U.S. and U.K. were more than offset by the successful integration of other recently acquired sites and productivity improvements.

Selling, general and administrative expenses

(Dollars in millions)

		Percentage of Revenue	
2008	2007	**2008**	2007
$ 1,948	$ 1,907	**31.1%**	31.1%

Selling, general and administrative expenses, as a percentage of total revenue, remained flat at 31.1%. The benefits gained from our transition initiatives were offset by lower revenue growth and a shift in the mix of our business as well as higher credit loss expenses in the U.S. Software, which is continuing to become a larger portion of our overall business, has a relatively higher selling, general and administrative expense ratio.

Research and development expenses

(Dollars in millions)	**2008**	2007	% change
	$ 206	$ 186	11 %

Research and development expenses increased $20 million, or 11%, as we continue to invest in developing new technologies, enhancing our products, and expanding our offshore development capabilities. R&D expenses as a percentage of total revenue increased to 3.3% in 2008 from 3.0% in 2007.

Net interest expense

(Dollars in millions)	**2008**	2007	% change
	$ 216	$ 242	(11)%

Net interest expense decreased $25 million or 11%, from prior year due to lower average interest rates during the year. Our variable and fixed rate debt mix, after adjusting for the effect of interest rate swaps, was 22% and 78%, respectively, at December 31, 2008.

We do not allocate interest costs to our business segments.

Income taxes / effective tax rate

2008	2007
34.3%	42.4%

The effective tax rate declined 8.1% in 2008 primarily as a result of a $54 million tax charge in 2007 related principally to a valuation allowance for certain deferred tax assets and tax rate changes outside the U.S.

Minority interest (preferred stock dividends of subsidiaries)

(Dollars in millions)	**2008**	2007	% change
	$ 21	$ 19	8%

Minority interest includes dividends paid to preferred stockholders in subsidiary companies. In August 2008, we redeemed 100% of the outstanding Cumulative Preferred Stock issued previously by a subsidiary company for $10 million. This redemption resulted in a net loss of $1.8 million accounting for the year over year increase.

Discontinued operations

(Dollars in millions)	**2008**	2007
Revenue	**$ -**	$ -
Pretax income	**$ -**	$ -
Net income	**$ (28)**	$ 6
Total discontinued operations, net of tax	**$ (28)**	$ 6

Net loss in 2008 includes accruals of tax and interest on uncertain tax positions. 2007 includes a gain of $11.3 million from uncertain tax positions, net of an interest accrual for uncertain tax positions of $5.8 million. See Note 2 to the Consolidated Financial Statements for further discussion and details of discontinued operations.

Results of Operations 2007 Compared to 2006

Business segment revenue

The following table shows revenue in 2007 and 2006 by business segment.

Results have been reclassified to conform to the current year presentation. Refer to Note 18 to the Consolidated Financial Statements for further detail on these changes.

(Dollars in millions)	2007	2006	% change	% contribution from acquisitions
Revenue:				
U.S. Mailing	**$ 2,364**	$ 2,362	-%	1%
International Mailing	**1,070**	1,013	6%	-%
Production Mail	**623**	596	5%	2%
Software	**326**	182	79%	31%
Mailstream Solutions	**4,383**	4,153	6%	3%
Management Services	**1,135**	1,074	6%	3%
Mail Services	**441**	358	23%	4%
Marketing Services	**171**	145	18%	14%
Mailstream Services	**1,747**	1,577	11%	5%
Total Revenue	**$ 6,130**	$ 5,730	7%	4%

Mailstream Solutions revenue increased 6% to $4.4 billion. Within Mailstream Solutions:

U.S. Mailing's revenue remained flat. Revenue benefited from growth in supplies, payment solutions, and the sale of equipment related to shape-based rating. However, results were unfavorably impacted by lower equipment sales due to the wind-down of meter migration and weak economic conditions. International Mailing's revenue grew by 6%, including favorable foreign currency translation of 8%. The segment's results were negatively impacted by lower sales and rentals in Europe as delays in postal liberalization across Europe affected customer purchases. Worldwide revenue for Production Mail grew by 5%, primarily driven by favorable foreign currency of 3% and acquisitions as higher equipment placements in the U.S. were offset by lower sales in Europe. Software's revenue grew by 79% driven by continued strong worldwide demand for our software solutions, the acquisition of MapInfo, and favorable foreign currency translation of 4%.

Mailstream Services revenue increased 11% to $1.7 billion. Within Mailstream Services:

Management Services revenue increased by 6% due to the acquisition of Asterion SAS and favorable foreign currency translation of 2%. The segment's revenue growth was negatively impacted by weakness in our legal solutions vertical as well as print contracts in 2006 that did not repeat in 2007. Mail Services revenue increased by 23% due to continued growth in presort and cross-border mail services. Marketing Services revenue increased by 18% driven primarily by acquisitions. Revenue growth for this segment was negatively affected by lower revenue from our motor vehicle registration services program.

Business segment earnings before interest and taxes (EBIT)

We use EBIT as a measure of our segment profitability.

Refer to the reconciliation of segment amounts to income from continuing operations before income taxes and minority interest in Note 18 to the Consolidated Financial Statements.

The following table shows EBIT in 2007 and 2006 by business segment.

Results have been reclassified to conform to the current year presentation. Refer to Note 18 to the Consolidated Financial Statements for further detail on these changes.

(Dollars in millions)	2007	2006	% change
EBIT			
U.S. Mailing	**$ 965**	$ 950	2 %
International Mailing	**162**	179	(10)%
Production Mail	**74**	69	9 %
Software	**37**	30	22 %
Mailstream Solutions	**1,238**	1,228	1 %
Management Services	**76**	83	(9)%
Mail Services	**57**	37	53 %
Marketing Services	**9**	20	(55)%
Mailstream Services	**142**	140	1 %
Total EBIT	**$ 1,380**	$ 1,368	1 %

Mailstream Solutions EBIT increased 1% to $1.2 billion. Within Mailstream Solutions:

U.S. Mailing's EBIT grew 2% due to the increase in mix of higher margin revenue from payment solutions and supplies as well as our continued focus on controlling operating expenses. International Mailing EBIT decreased 10%. The segment's profitability was adversely impacted by lower equipment sales and rentals in Europe, and incremental costs in 2007 related to back office operations, including the outsourcing of our European order and financial processing. Production Mail EBIT increased 9% driven primarily by revenue growth and net legal recoveries of approximately $4 million in Europe. Software EBIT increased 22%, driven by revenue growth partially offset by integration costs for the MapInfo acquisition.

Mailstream Services EBIT increased 1% to $142 million. Within Mailstream Services:

Management Services EBIT decreased 9% due to continued weakness in our legal solutions vertical. Mail Services EBIT grew by 53% driven by revenue growth, successful integration of acquired sites, and increased operating efficiencies. Marketing Services EBIT decreased 55%, principally due to lower revenue in our motor vehicle registration services program.

Revenue by source

(Dollars in millions)	2007	2006	% change
Equipment sales	**$ 1,336**	$ 1,373	(3)%
Supplies	**393**	340	16 %
Software	**346**	202	71 %
Rentals	**739**	785	(6)%
Financing	**790**	725	9 %
Support services	**761**	717	6 %
Business services	**1,765**	1,588	11 %
Total revenue	**$ 6,130**	$ 5,730	7 %

Equipment sales revenue decreased 3% from the prior year, primarily due to lower sales of mailing equipment in the U.S. and Europe, partially offset by favorable foreign currency translation of 3%.

Supplies revenue increased 16% from the prior year due to the continued transition of our meter base to digital technology. Acquisitions and foreign currency translation contributed 4% and 3% to this growth, respectively.

Software revenue increased 71% from the prior year primarily driven by strong worldwide demand for our software solutions, acquisitions which contributed 50%, and currency translation which contributed 4%.

Rentals revenue decreased 6% from the prior year due to the continued downsizing by customers to smaller machines.

Financing revenue increased 9% from the prior year primarily due to higher revenue from payment solutions and equipment leases. Foreign currency translation accounted for 2% of this growth.

Support services revenue increased 6% from the prior year due primarily to acquisitions, which contributed 2%, and foreign currency translation, which contributed 3% to this growth.

Business services revenue increased 11% over the prior year. This increase was driven by strong growth in our presort and cross-border mail services. Acquisitions contributed 5% and foreign currency translation contributed 1% to this growth.

Costs of revenue

(Dollars in millions)

					Percentage of Revenue	
		2007		2006	**2007**	2006
Cost of equipment sales	**$**	**697**	$	694	**52.2%**	50.5%
Cost of supplies	**$**	**107**	$	90	**27.1%**	26.5%
Cost of software	**$**	**82**	$	43	**23.7%**	21.3%
Cost of rentals	**$**	**171**	$	171	**23.2%**	21.8%
Cost of support services	**$**	**433**	$	400	**56.9%**	55.8%
Cost of business services	**$**	**1,381**	$	1,242	**78.2%**	78.2%

Cost of equipment sales as a percentage of revenue increased to 52.2% in 2007 compared with 50.5% in the prior year, primarily due to the decrease in mix of higher margin equipment sales in the U.S.

Cost of supplies as a percentage of revenue increased to 27.1% in 2007 compared with 26.5% in the prior year, primarily due to increased sales of private label toner, ink and other supplies which have lower margins than our meter-related supplies.

Cost of software as a percentage of revenue increased to 23.7% in 2007 compared with 21.3% in the prior year, primarily due to the acquisition of MapInfo.

Cost of rentals as a percentage of revenue increased to 23.2% in 2007 compared with 21.8% in the prior year, primarily due to higher depreciation costs from placements of new digital meters.

Cost of support services as a percentage of revenue increased to 56.9% in 2007 compared with 55.8% in the prior year, primarily due to an increase in mix of production mail and international mailing revenue.

Cost of business services as a percentage of revenue remained flat at 78.2%. Improving margins in our presort and cross-border services were offset by lower margins in our legal solutions business.

Selling, general and administrative expenses

(Dollars in millions)

				Percentage of Revenue	
	2007		2006	**2007**	2006
$	**1,907**	$	1,764	**31.1%**	30.8%

Selling, general and administrative expenses, as a percentage of total revenue, increased to 31.1% compared with 30.8% in the prior year. This increase was due to the impact of acquisitions which offset the benefits from productivity initiatives.

Research and development expenses

(Dollars in millions)

	2007		2006	% change
$	**186**	$	165	12 %

Research and development expenses increased 12% over the prior year, primarily due to the acquisition of MapInfo. Our investment in research and development reflects higher expenses for software development and our continued focus on developing new technologies and enhancing features for all of our different products.

Net interest expense

(Dollars in millions)	**2007**	2006	% change
	$ 242	$ 213	14%

Net interest expense increased 14% in 2007 due to higher average interest rates and higher average borrowings during the year. Also, in 2006 we had interest income on the cash balance that resulted from the Capital Services divestiture. Our variable and fixed rate debt mix, after adjusting for the effect of interest rate swaps, was 19% and 81%, respectively, at December 31, 2007.

We do not allocate interest costs to our business segments.

Income taxes / effective tax rate

2007	2006
42.4%	36.6%

The effective tax rate for continuing operations for 2007 included $54 million of tax charges related principally to a valuation allowance for certain deferred tax assets and tax rate changes outside the U.S. The effective tax rate for 2006 included a $20 million charge related to the IRS settlement discussed in Note 9 to the Consolidated Financial Statements.

Minority interest (preferred stock dividends of subsidiaries)

(Dollars in millions)

2007	2006	% change
$ 19	$ 14	39%

Minority interest includes dividends paid to preferred stockholders in subsidiary companies. Minority interest increased by $5 million compared with the prior year, primarily due to an increase in the average outstanding preferred shares and a higher weighted average dividend rate.

Discontinued operations

(Dollars in millions)

	2007	2006
Revenue	**$ -**	$ 81
Pretax income	**$ -**	$ 29
Net income	**$ 6**	$ 31
Gain on sale of Imagistics, net of $7 tax expense	**-**	11
FSC tax law change	**-**	(16)
Additional tax on IRS settlement	**-**	(41)
Loss on sale of Capital Services, net of $285 tax benefit	**-**	(445)
Total discontinued operations, net of tax	**$ 6**	$ (460)

Net income in 2007 includes a gain of $11.3 million from the conclusion of certain tax issues net of an interest accrual for uncertain tax positions of $5.8 million. In 2006, we completed the sale of our Capital Services external financing business and our Imagistics lease portfolio. See Note 2 to the Consolidated Financial Statements for further discussion and details of discontinued operations.

Other (Income) Expense

In 2007 and 2006, we recorded pre-tax gains of approximately $3 million and $5 million, respectively, related to a revised liability estimate associated with the settlement of a previous lawsuit and net pre-tax charges of approximately $3 million in 2007 and $2 million in 2006 for other legal matters. These amounts are included in other (income) expense in the Consolidated Statements of Income.

Restructuring Charges and Asset Impairments

We recorded pre-tax restructuring charges and asset impairments of $200.3 million and $264.0 million for the years ended December 31, 2008 and 2007, respectively. These charges primarily relate to a program we announced in November 2007 to lower our cost structure, accelerate efforts to improve operational efficiencies, and transition our product line. For the year ended December 31, 2008, the asset impairment charges included in restructuring activities relate to older technology equipment of $28.5 million and other assets of $2.2 million. For the year ended December 31, 2007, the asset impairment charges included in restructuring activities related to the write-off of inventory of $48.1 million, rental assets of $61.5 million, lease residual values of $46.1 million and other assets of $8.8 million.

Additional asset impairments, unrelated to restructuring, were also recorded in 2008 and 2007. For 2008, these other impairment charges are related to intangible assets of $16.0 million principally due to a loss of a customer in our Marketing Services business and the ongoing shift in market conditions for the litigation support vertical in our Management Services business. For 2007, additional asset impairment charges included the write-down of certain intangible assets for $8.5 million.

Other exit costs of $35.3 million and $5.8 million in 2008 and 2007, respectively, relate primarily to lease termination fees, facility closing costs, contract cancellation costs and outplacement costs.

As of December 31, 2008, 1,926 terminations have occurred under the restructuring program and approximately 300 additional unfilled positions have been eliminated. The majority of the liability at December 31, 2008 is expected to be paid by the end of 2009 from cash generated from operations.

The pre-tax restructuring charges and asset impairments are composed of:

(Dollars in millions)	Balance at December 31, 2007	**2008 Expense**	**Cash payments**	**Non-cash Charges**	**Balance at December 31, 2008**
Severance and benefit costs	$ 81	**$ 118**	**$ (91)**	**$ -**	**$ 108**
Asset impairments	-	**47**	**-**	**(47)**	**-**
Other exit costs	6	**35**	**(8)**	**-**	**33**
Total	$ 87	**$ 200**	**$ (99)**	**$ (47)**	**$ 141**

(Dollars in millions)	Balance at December 31, 2006	2007 Expense	Cash payments	Non-cash Charges	Balance at December 31, 2007
Severance and benefit costs	$ -	$ 85	$ (4)	$ -	$ 81
Asset impairments	-	173	-	(173)	-
Other exit costs	-	6	-	-	6
Total	$ -	$ 264	$ (4)	$ (173)	$ 87

In January 2003, we undertook restructuring initiatives related to realigned infrastructure requirements and reduced manufacturing needs for digital equipment. In connection with this plan, we recorded pre-tax restructuring charges of $36 million for the year ended December 31, 2006. The program was completed during 2006 and, therefore, there were no additional restructuring charges related to this plan after December 31, 2006. We made restructuring payments of $3 million, $29 million and $51 million during 2008, 2007 and 2006, respectively. See Note 1 to the Consolidated Financial Statements for our accounting policy related to restructuring charges and asset impairments.

Acquisitions

On April 21, 2008, we acquired Zipsort, Inc. for $39 million in cash, net of cash acquired. Zipsort, Inc. acts as an intermediary between customers and the U.S. Postal Service. Zipsort, Inc. offers mailing services that include presorting of first class, standard class, flats, permit and international mail as well as metering services. We assigned the goodwill to the Mail Services segment.

On September 12, 2007, we acquired Asterion SAS for $29 million in cash, net of cash acquired. Asterion is a leading provider of outsourced transactional print and document process services in France. We assigned the goodwill to the Management Services segment.

On May 31, 2007, we acquired the remaining shares of Digital Cement, Inc. for a total purchase price of $52 million in cash, net of cash acquired. Digital Cement, Inc. provides marketing management strategy and services to help companies acquire, retain, manage, and grow their customer relationships. We assigned the goodwill to the Marketing Services segment.

On April 19, 2007, we acquired MapInfo Corporation for $436 million in cash, net of cash acquired. Included in the assets and liabilities acquired were short-term investments of $46 million and debt assumed of $14 million. MapInfo is a global company and a leading provider of location intelligence software and solutions. We assigned the goodwill to the Software segment. As part of the purchase accounting for MapInfo, we aligned MapInfo's accounting policies for software revenue recognition with ours. Accordingly, certain software revenue that was previously recognized by MapInfo on a periodic basis has now been recognized over the life of the contract.

We accounted for these acquisitions using the purchase method of accounting and accordingly, the operating results of these acquisitions have been included in our consolidated financial statements since the date of acquisition. Acquisitions made in 2008 did not materially impact our diluted earnings per share for the year. As a result of the purchase accounting alignment, the acquisition of MapInfo reduced our diluted earnings per share by 5 cents in 2007.

During 2008 and 2007, we also completed several smaller acquisitions, the costs of which were $29.7 million and $86.6 million, respectively. These acquisitions did not have a material impact on our financial results. See Note 3 to the Consolidated Financial Statements for further details.

Liquidity and Capital Resources

We believe that cash flow from operations, existing cash and liquid investments, as well as borrowing capacity under our commercial paper program, the existing credit facility and debt capital markets should be sufficient to finance our capital requirements and to cover our customer deposits. Our potential uses of cash include but are not limited to the following: growth and expansion opportunities; internal investments; customer financing; tax payments; interest and dividend payments; share repurchase program; pension and other benefit plan funding; and acquisitions.

In light of recent market events, we have conducted an extensive review of our liquidity provisions. We have carefully monitored for material changes in the creditworthiness of those banks acting as derivative counterparties, depository banks or credit providers to us through credit ratings and the credit default swap market. We have determined that there has not been a material variation in the underlying sources of cash flows currently used to finance the operations of the company. To date, we have had consistent access to the commercial paper market.

Cash Flow Summary

The change in cash and cash equivalents is as follows:

(Dollars in millions)

	2008	2007
Cash provided by operating activities	**$ 990**	$ 1,060
Cash used in investing activities	**(234)**	(726)
Cash used in financing activities	**(742)**	(204)
Effect of exchange rate changes on cash	**(15)**	8
(Decrease) increase in cash and cash equivalents	**$ (1)**	$ 138

2008 Cash Flows

Net cash provided by operations consisted primarily of net income adjusted for non-cash items and changes in operating assets and liabilities. The strong cash flow provided by operations for 2008 is primarily due to the timing of tax payments, which favorably contributed $122 million, and the receipt of $44 million related to the unwind of an interest rate swap, which is described in further detail in Note 8 to the Consolidated Financial Statements. Partially offsetting these positive impacts was a reduction in accounts payable and accrued liabilities of $77 million, primarily due to timing of these payments.

Net cash used in investing activities consisted of capital expenditures of $237 million primarily for rental assets and acquisitions of $68 million partially offset by proceeds from short-term and other investments of $36 million, and increased reserve account balances for customer deposits of $33 million.

Net cash used in financing activities was $742 million and consisted primarily of stock repurchases of $333 million, dividends paid of $292 million, and a net payment of debt of $125 million, which was partly offset by proceeds of $20 million from the issuance of common stock associated with employee stock plans. We also paid $12 million associated with the redemption of 100% of the outstanding Cumulative Preferred Stock issued previously by a subsidiary company.

2007 Cash Flows

Net cash provided by operations consisted primarily of net income adjusted for non-cash items and changes in operating assets and liabilities. The strong cash flow provided by operations for 2007 is primarily driven by tax refunds and lower tax payments, lower investment in finance receivables, and increased management attention on working capital which resulted in lower accounts receivable, inventory and accounts payable balances.

Net cash used in investing activities consisted of acquisitions of $594 million and capital expenditures of $265 million partially offset by proceeds from the sale of a training facility for $30 million, proceeds from short-term investments of $42 million, and increased reserve account balances for customer deposits of $63 million.

Net cash used in financing activities was $204 million and consisted primarily of stock repurchases of $400 million and dividends paid of $289 million, primarily offset by a net borrowing of debt of $377 million and proceeds from stock issuance of $108 million.

Capital Expenditures

During 2008, capital expenditures included net additions of $122.0 million to property, plant and equipment and $115.3 million in net additions to rental equipment and related inventories compared with $142.1 million and $122.6 million, respectively, in 2007. The decrease in property, plant and equipment is due mostly to the continuing shift toward leased equipment in our Management Services segment.

Financings and Capitalization

We have a commercial paper program that is a significant source of liquidity for the Company. During 2008, we have continued to have consistent access to the commercial paper market. As of December 31, 2008, we had $610 million of outstanding commercial paper issuances. We also have a committed line of credit of $1.5 billion which supports commercial papers issuance and is provided by a syndicate of 14 banks until 2011. As of December 31, 2008, this line of credit had not been drawn down. In addition, we filed a "Well-known Seasoned Issuer" registration statement with the SEC in June 2008 which permits the issuance of debt securities, preferred stock, preference stock, common stock, purchase contracts, depositary shares, warrants and units.

On March 4, 2008, we issued $250 million of 10 year fixed rate notes with a coupon rate of 5.60%. The interest is paid semi-annually beginning September 2008. The notes mature on March 15, 2018. We simultaneously entered into two interest rate swaps for a total notional amount of $250 million to convert the fixed rate debt to a floating rate obligation bearing interest at 6 month LIBOR plus 111.5 basis points. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper and repurchase of our stock.

In December 2007, we entered into a $150 million syndicated bank transaction priced at 3 month LIBOR plus 35 basis points. The proceeds from this credit facility, due 2012, were used to pay off the $150 million variable rate debt that was due in 2010.

In September 2007, we issued $500 million of unsecured fixed rate notes maturing in September 2017. These notes bear interest at an annual rate of 5.75% and pay interest semi-annually beginning in March 2008. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper, the financing of acquisitions and repurchase of our stock.

We believe our financing needs in the short and long-term can be met from cash generated internally, borrowing capacity from existing credit agreements, available debt issuances under existing shelf registration statements and our existing commercial paper program. Information on debt maturities is presented in Note 8 to the Consolidated Financial Statements.

The following summarizes our known contractual obligations at December 31, 2008 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments due by period				
(Dollars in millions)	**Total**	Less than 1 year	1-3 years	3-5 years	More than 5 years
Commercial paper borrowings	**$ 610**	$ 610	$ -	$ -	$ -
Long-term debt and current portion of long-term debt	**4,025**	150	-	925	2,950
Non-cancelable operating lease obligations	**267**	81	107	54	25
Capital lease obligations	**19**	6	10	2	1
Purchase obligations (1)	**367**	283	60	20	4
Other non-current liabilities (2)	**809**	-	172	46	591
Total	**$ 6,097**	$ 1,130	$ 349	$ 1,047	$ 3,571

(1) Purchase obligations include unrecorded agreements to purchase goods or services that are enforceable and legally binding upon us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(2) Other non-current liabilities relate primarily to our postretirement benefits. See Note 13 to the Consolidated Financial Statements.

The amount and period of future payments related to our FIN 48 income tax uncertainties cannot be reliably estimated and, therefore, is not included in the above table. See Note 9 to the Consolidated Financial Statements for further details.

Critical Accounting Estimates

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. We have discussed the impact and any associated risks on our results of operations related to these policies throughout the MD&A. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements.

The preparation of our financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates include, but are not limited to, customer cancellations, bad debts, inventory obsolescence, residual values of leased assets, useful lives of long-lived assets and intangible assets, warranty obligations, restructuring, pensions and other postretirement benefits, contingencies and litigation, and allocation of purchase price to tangible and intangible assets acquired in business combinations. Our actual results could differ from those estimates and assumptions. We believe the assumptions and estimates used are reasonable and appropriate in accordance with GAAP.

Revenue recognition

Multiple element and internal financing arrangements

We derive our revenue from multiple sources including sales, rentals, financing and services. Certain of our transactions are consummated at the same time and can therefore generate revenue from multiple sources. The most common form of these transactions involves a non-cancelable equipment lease, a meter rental and an equipment maintenance agreement. As a result, we are required to determine whether the deliverables in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the delivered elements and when to recognize revenue for each element.

In multiple element arrangements, we recognize revenue for each of the elements based on their respective fair values in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* We recognize revenue for delivered elements only when the fair values of undelivered elements are known and uncertainties regarding customer acceptance are resolved. Our allocation of the fair values to the various elements does not change the total revenue recognized from a transaction, but impacts the timing of revenue recognition. Revenue is allocated to the meter rental and equipment maintenance agreement elements first using their respective fair values, which are determined based on prices charged in standalone and renewal transactions. Revenue is then allocated to the equipment based on the present value of the remaining minimum lease payments. We then compare the allocated equipment fair value to the range of cash selling prices in standalone transactions during the period to ensure the allocated equipment fair value approximates average cash selling prices.

We provide lease financing for our products primarily through sales-type leases. We classify our leases in accordance with SFAS No. 13, *Accounting for Leases.* The vast majority of our leases qualify as sales-type leases using the present value of minimum lease payments classification criteria outlined in SFAS No. 13. We believe that our sales-type lease portfolio contains only normal collection risk with no important uncertainties with respect to future costs. Accordingly, we record the fair value of equipment as sales revenue, the cost of equipment as cost of sales and the minimum lease payments plus the estimated residual value as gross finance receivables. The difference between the gross finance receivable and the equipment fair value is recorded as unearned income and is amortized as income over the lease term using the interest rate implicit in the lease.

Equipment residual values are determined at inception of the lease using estimates of equipment fair value at the end of the lease term. Estimates of future equipment fair value are based primarily on our historical experience. We also consider forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, regulatory changes, remanufacturing strategies, used equipment markets, if any, competition and technological changes. We evaluate residual values on an annual basis or as changes to the above considerations occur. In 2007, we recorded an impairment charge of $46 million related to the transition of our product line. See Note 14 to the Consolidated Financial Statements for further details.

See Note 1 to the Consolidated Financial Statements for our accounting policies on revenue recognition.

Allowances for doubtful accounts and credit losses

Allowance for doubtful accounts

We estimate our accounts receivable risks and provide allowances for doubtful accounts accordingly. We evaluate the adequacy of the allowance for doubtful accounts on a periodic basis. Our evaluation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer's ability to repay and prevailing economic conditions. We make adjustments to our allowance if our evaluation of allowance requirements differs from our actual aggregate reserve. This evaluation is inherently subjective because our estimates may be revised as more information becomes available. Based on historical experience, we have not had any material revisions to our recorded allowance for doubtful accounts.

Allowance for credit losses

We estimate our finance receivables risks and provide allowances for credit losses accordingly. We establish credit approval limits based on the credit quality of our customers and the type of equipment financed. We charge finance receivables to the allowance for credit losses after collection efforts are exhausted and we deem the account uncollectible. We base credit decisions primarily on a customer's financial strength. We believe that our concentration of credit risk for finance receivables in our internal financing division is limited because of our large number of customers, small account balances and customer geographic and industry diversification. Our general policy for finance receivables contractually past due for over 120 days is to discontinue revenue recognition. We resume revenue recognition when payments reduce the account to 60 days or less past due.

We evaluate the adequacy of allowance for credit losses on a periodic basis. Our evaluation includes historical loss experience, the nature and volume of our portfolios, adverse situations that may affect a customer's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. We make adjustments to our allowance for credit losses if the evaluation of reserve requirements differs from the actual aggregate reserve. This evaluation is inherently subjective because our estimates may be revised as more information becomes available.

Accounting for income taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. When we prepare our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision for our taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*.

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which supplements Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes,* by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires a two-step approach under which the tax effect of a position is recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement of the tax position. This is a different standard for recognition than the approach previously required. Both approaches require us to exercise considerable judgment and estimates are inherent in both processes.

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we operate and account for the related financial statement implications. We have established tax reserves which we believe to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law. We adjust the amount of reserves when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

Based on our 2008 income from continuing operations before income taxes and minority interest, a 1% change in our effective tax rate would impact income from continuing operations by approximately $7 million.

Long-lived assets

Useful lives of long-lived assets

We depreciate property, plant and equipment and rental property and equipment principally using the straight-line method over estimated useful lives: machinery and equipment principally 3 to 15 years and buildings up to 50 years. We depreciate other depreciable assets using either the straight-line method or accelerated methods. We amortize properties leased under capital leases on a straight-line basis over the primary lease terms. We amortize capitalized costs related to internally developed software using the straight-line method over the estimated useful life, which is principally 3 to 10 years. Intangible assets with finite lives are amortized over their estimated useful lives, which are principally 4 to 15 years. Our estimates of useful lives could be affected by changes in regulatory provisions, technology or business plans.

Impairment review

We evaluate the recoverability of our long-lived assets, including goodwill and intangible assets, on an annual basis or as circumstances warrant. Our goodwill impairment review requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. We use internal discounted cash flow estimates, quoted market prices when available and appraisals as appropriate to determine fair value. We derive the cash flow estimates from our historical experience and our future long-term business plans and apply an appropriate discount rate. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

See Note 14 to the Consolidated Financial Statements for further details on our transition initiatives and asset impairments recorded in 2008. We believe that we have no unrecorded asset impairments at December 31, 2008. However, future events and circumstances, some of which are described below, may result in an impairment charge:

- Changes in postal regulations governing the types of meters allowable for use.
- New technological developments that provide significantly enhanced benefits over current technology.
- Significant ongoing negative economic or industry trends.
- Changes in our business strategy that alters the expected usage of the related assets.
- Future economic results that are below our expectations used in the current assessments.

Pension benefits

Assumptions and estimates

The valuation and calculation of our net pension expense, assets and obligations are dependent on various assumptions and estimates. We make assumptions relating to discount rate, rate of compensation increase, expected return on plan assets and other factors. These assumptions are evaluated and updated annually and are described in further detail in Note 13 to the Consolidated Financial Statements. The following assumptions relate to our U.S. qualified pension plan, which is our largest plan. We determine our discount rate for the U.S. retirement benefit plan by using a model that discounts each year's estimated benefit payments by an applicable spot rate. These spot rates are derived from a yield curve created from a large number of high quality corporate bonds. Accordingly, our discount rate assumption was 6.05% at December 31, 2008 and 6.15% at December 31, 2007. The rate of compensation increase assumption reflects our actual experience and best estimate of future increases. Our estimate of the rate of compensation increase was 4.25% at December 31, 2008 and 4.5% at December 31, 2007. Our expected return on plan assets is determined based on historical portfolio results, the plan's asset mix and future expectations of market rates of return on the types of assets in the plan. Our expected return on plan assets assumption was 8.0% in 2008 and 8.5% at December 31, 2007.

Sensitivity to changes in assumptions:

U.S. Pension Plan

- Discount rate – a 0.25% increase in the discount rate would decrease annual pension expense by approximately $2.8 million and would lower the projected benefit obligation by $39.8 million.
- Rate of compensation increase – a 0.25% increase in the rate of compensation increase would increase annual pension expense by approximately $2.5 million.
- Expected return on plan assets – a 0.25% increase in the expected return on assets of our principal plans would decrease annual pension expense by approximately $3.8 million.

The following assumptions relate to our U.K. qualified pension plan, which is our largest foreign plan. We determine our discount rate for the U.K. retirement benefit plan by using a model that discounts each year's estimated benefit payments by an applicable spot rate. These spot rates are derived from a yield curve created from a large number of high quality corporate bonds. Accordingly, our discount rate assumption was 6.3% at December 31, 2008 and 5.8% at December 31, 2007. The rate of compensation increase assumption reflects our actual experience and best estimate of future increases. Our estimate of the rate of compensation increase was 4.3% at December 31, 2008 and 4.7% at December 31, 2007. Our expected return on plan assets is determined based on historical portfolio results, the plan's asset mix and future expectations of market rates of return on the types of assets in the plan. Our expected return on plan assets assumption was 7.25% in 2008 and 7.75% at December 31, 2007.

U.K. Pension Plan

- Discount rate – a 0.25% increase in the discount rate would decrease annual pension expense by approximately $2.0 million and would lower the projected benefit obligation by $12.3 million.
- Rate of compensation increase – a 0.25% increase in the rate of compensation increase would increase annual pension expense by approximately $0.7 million.
- Expected return on plan assets – a 0.25% increase in the expected return on assets of our principal plans would decrease annual pension expense by approximately $0.9 million.

Delayed recognition principles

In accordance with SFAS No. 87, *Employers' Accounting for Pensions*, actual pension plan results that differ from our assumptions and estimates are accumulated and amortized over the estimated future working life of the plan participants and will therefore affect pension expense recognized and obligations recorded in future periods. We also base our net pension expense primarily on a market related valuation of plan assets. In accordance with this approach, we recognize differences between the actual and expected return on plan assets primarily over a five-year period and as a result future pension expense will be impacted when these previously deferred gains or losses are recorded. See the new accounting pronouncements below for the effect of SFAS No. 158, *Employers' Accounting for Defined Pension and Other Post Retirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R).*

Investment related risks and uncertainties

We invest our pension plan assets in a variety of investment securities in accordance with our strategic asset allocation policy. The composition of our U.S. pension plan assets at December 31, 2008 was approximately 50% equity securities, 39% fixed income securities, 7% real estate investments and 4% private equity investments. The composition of our U.K. pension plan assets at December 31, 2008 was approximately 63% equity securities, 33% fixed income securities and 4% cash. Investment securities are exposed to various risks such as interest rate, market and credit risks. In particular, due to the level of risk associated with equity securities, it is reasonably possible that changes in the values of such investment securities will occur and that such changes could materially affect our future results.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which supplements Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires the tax effect of a position to be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are recognized. This is a different standard for recognition than was previously required. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies adjusted their financial statements to reflect only those tax positions that were more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment was recorded directly to opening retained earnings in the period of adoption and reported as a change in accounting principle. We adopted the provisions of FIN 48 on January 1, 2007 which resulted in a decrease to opening retained earnings of $84.4 million, with a corresponding increase in our tax liabilities.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), to define how the fair value of assets and liabilities should be measured in accounting standards where it is allowed or required. In addition to defining fair value, the Statement established a framework within GAAP for measuring fair value and expanded required disclosures surrounding fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP). FAS 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* This FSP is effective immediately and includes those periods for which financial statements have not been issued. We adopted this Statement for financial assets and financial liabilities on January 1, 2008, and the adoption did not have a material impact on our financial position, results of operations, or cash flows. We do not expect the adoption of this Statement for nonfinancial items effective January 1, 2009 to have a material impact on our financial position, results of operations, or cash flows. We currently do not have any financial assets that are valued using inactive markets, and as such are not impacted by the issuance of FSP 157-3. See Note 19 to the Consolidated Financial Statements for additional discussion on fair value measurements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"), which required recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost were recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. Our adoption of the provisions of SFAS 158 reduced stockholders' equity by $297 million at December 31, 2006. SFAS 158 did not affect our results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how a company (a) recognizes and measures in their financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest (previously referred to as minority interest); (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) requires fair value measurements at the date of acquisition, with limited exceptions specified in the Statement. Some of the major impacts of this new standard include expense recognition for transaction costs and restructuring costs. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. We do not expect the adoption of this Statement to have a material impact on our financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 addresses the accounting and reporting for the outstanding noncontrolling interest (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. It also establishes additional disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and of the noncontrolling owners of a subsidiary. SFAS 160 requires changes in ownership interest that do not result in deconsolidation to be accounted for as equity transactions. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This gain or loss is measured using the fair value of the noncontrolling equity investment. This Statement is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 are applied prospectively. We do not expect the adoption of this Statement to have a material impact on our financial position, results of operations, or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this Statement will require us to present currently disclosed information in a tabular format and will also expand our disclosures concerning where derivatives are reported on the balance sheet and where gains/losses are recognized in the results of operations. The Company will comply with the disclosure requirements of this Statement beginning in the first quarter of 2009.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 removed the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modification to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. This should lead to greater consistency between the useful life of recognized intangibles under SFAS 142 and the period of expected cash flows used to measure fair value of such assets under SFAS No. 141(R), *Business Combinations*. FSP FAS 142-3 will be applied prospectively beginning January 1, 2009. We do not expect the adoption of this Statement to have a material impact on our financial position, results of operations, or cash flows.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective for fiscal years beginning after November 15, 2008. The adoption of this Statement did not result in a change in current practice.

In September 2008, the FASB issued FSP FAS 133-1 and FASB Interpretation (FIN) No. 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161*. The FSP amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in a hybrid instrument, to provide certain disclosures for each statement of financial position presented. These disclosures are required even if the likelihood of having to make payments is remote. To make the disclosures consistent with the disclosures that will now be required for credit derivatives, FIN No. 45-4 was issued to require guarantors to disclose the current status of the payment/performance risk of the guarantee. This FSP also clarifies that SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The FSP is effective for reporting periods ending after November 15, 2008. The Company does not sell credit derivatives. The Company has complied with the additional disclosure requirement for guarantees in the fourth quarter of 2008.

In December 2008, the FASB issued FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*, which amends Statement No. 132(R) to require more detailed disclosures about employer's plan assets, including investment strategies, major categories of assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of assets. The FSP is effective for fiscal years ending after December 15, 2009. The Company will comply with the additional disclosure requirements.

Legal and Regulatory Matters

Legal

See Legal Proceedings in Item 3 of this Form 10-K for information regarding our legal proceedings.

Income taxes

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we have operations and account for the related financial statement implications. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law. The amount of reserves is adjusted when information becomes available or when an event occurs indicating a change in the reserves is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

We are continually under examination by tax authorities in the United States, other countries and local jurisdictions in which we have operations. The years under examination vary by jurisdiction. The current IRS exam of tax years 2001-2004 is estimated to be completed within the next two years. In connection with this exam, we have recently received notices of proposed adjustments to our filed returns. We have accrued our best estimate of the tax, interest and penalties that may result from these proposed adjustments in accordance with FIN 48. We are disputing a formal request from the IRS in the form of a civil summons to provide certain company workpapers. We believe that certain documents being sought should not be produced because they are privileged. In a similar case, the U.S. Court of Appeals for the First Circuit ruled that certain company workpapers were privileged, however, the case was remanded to the lower court to consider other related issues. Also in connection with the 2001-2004 audits, we have entered into a settlement with the IRS regarding the tax treatment of certain lease transactions related to the Capital Services business that we sold in 2006. Prior to 2007, we accrued and paid the IRS the additional tax and interest associated with this settlement. A variety of post-1999 tax years remain subject to examination by other tax authorities, including the U.K., Canada, France, Germany and various U.S. states. We have accrued our best estimate of the tax, interest and penalties that may result from these tax uncertainties in these and other jurisdictions in accordance with FIN 48. However, the resolution of such matters could have a material impact on our results of operations, financial position and cash flows.

In August 2006, we reached a settlement with the IRS governing all outstanding tax audit issues in dispute for the tax years through 2000. Accordingly, in 2006 we recorded $61 million of additional tax expense. Of the $61 million, $41 million related to the Capital Services business and was included in discontinued operations and $20 million was included in continuing operations. The federal statute of limitations for these years has now expired. In 2006, we accrued in discontinued operations an additional tax expense of $16.2 million to record the impact of the Tax Increase Prevention and Reconciliation Act ("TIPRA"). The TIPRA legislation repealed the exclusion from federal income taxation of a portion of the income generated from certain leveraged leases of aircraft by foreign sales corporations. See Note 2 to the Consolidated Financial Statements for further discussion of the discontinued operations.

During 2009, we expect to reverse tax benefits of approximately $11 to $13 million associated with the expiration of vested stock options and the vesting of restricted stock units previously granted to our employees. This write-off of deferred tax assets will not increase the amount of tax to be paid.

Effects of Inflation and Foreign Exchange

Inflation, although moderate in recent years, continues to affect worldwide economies and the way companies operate. It increases labor costs and operating expenses, and raises costs associated with replacement of fixed assets such as rental equipment. Despite these growing costs and the USPS meter migration initiatives, we have generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense levels, and, where applicable, price increases.

Currency translation increased our 2008 revenue by approximately 0.5%. Also, currency translation gains increased our income before taxes by $2 million. Based on the current contribution from our international operations, a 1% increase in the value of the U.S. dollar would result in a decline in revenue of approximately $19 million and a decline in income from continuing operations before income taxes and minority interest of approximately $2 million.

Although not affecting income, balance sheet related deferred translation losses of $305 million were recorded in 2008 resulting primarily from the strengthening U.S. dollar as compared to the British pound, Euro and Canadian dollar. During 2007, we recorded deferred translation gains of $165 million resulting primarily from the stronger British pound, Euro and Canadian dollar, as compared to the U.S. dollar. During 2006, we recorded deferred translation gains of $83 million resulting primarily from the stronger British pound, Euro and Canadian dollar, as compared to the U.S. dollar.

The results of our international operations are subject to currency fluctuations. We enter into foreign exchange contracts primarily to reduce our risk of loss from such fluctuations. Exchange rates can also impact settlement of our intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans. See Note 19 to the Consolidated Financial Statements for further details.

At December 31, 2008, we had $250 million of foreign exchange contracts outstanding, all maturing in 2009, to buy or sell various currencies. As a result of the use of derivative instruments, we are exposed to counterparty risk. To mitigate such risks, we enter into contracts with only those financial institutions that meet stringent credit requirements as set forth in our derivative policy. We regularly review our credit exposure balances as well as the creditworthiness of our counterparties. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Dividends

It is a general practice of our Board of Directors to pay a cash dividend on common stock each quarter. In setting dividend payments, our board considers the dividend rate in relation to our recent and projected earnings and our capital investment opportunities and requirements. We have paid a dividend each year since 1934.

Forward-Looking Statements

We want to caution readers that any forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this Form 10-K, other reports or press releases or made by our management involve risks and uncertainties which may change based on various important factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements are those which talk about our current expectations as to the future and include, but are not limited to, statements about the amounts, timing and results of possible restructuring charges and future earnings. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," and similar expressions may identify such forward-looking statements. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on our behalf include:

- changes in international or national political conditions, including any terrorist attacks
- negative developments in economic conditions, including adverse impacts on customer demand
- changes in postal regulations
- timely development and acceptance of new products
- success in gaining product approval in new markets where regulatory approval is required
- successful entry into new markets
- mailers' utilization of alternative means of communication or competitors' products
- our success at managing customer credit risk
- our success at managing costs associated with our strategy of outsourcing functions and operations not central to our business
- changes in interest rates
- foreign currency fluctuations
- cost, timing and execution of our transition plans including any potential asset impairments
- regulatory approvals and satisfaction of other conditions to consummation of any acquisitions and integration of recent acquisitions
- interrupted use of key information systems
- changes in privacy laws
- intellectual property infringement claims
- impact on mail volume resulting from current concerns over the use of the mail for transmitting harmful biological agents
- third-party suppliers' ability to provide product components, assemblies or inventories
- negative income tax adjustments for prior audit years and changes in tax laws or regulations
- changes in pension and retiree medical costs
- acts of nature

ITEM 7A. – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and our operations denominated in different foreign currencies.

We manage our exposure to changes in interest rates by limiting its impact on earnings and cash flows and lowering our overall borrowing costs. We use a balanced mix of debt maturities and variable and fixed rate debt together with interest rate swaps to execute our strategy.

Our objective in managing our exposure to foreign currency fluctuations is to reduce the volatility in earnings and cash flows associated with the effect of foreign exchange rate changes on transactions that are denominated in foreign currencies. Accordingly, we enter into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions. The principal currencies actively hedged are the British pound, Canadian dollar and Euro.

We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks. We do not enter into foreign currency or interest rate transactions for speculative purposes. The gains and losses on these contracts offset changes in the value of the related exposures.

We utilize a "Value-at-Risk" (VaR) model to determine the maximum potential loss in fair value from changes in market conditions. The VaR model utilizes a "variance/co-variance" approach and assumes normal market conditions, a 95% confidence level and a one-day holding period. The model includes all of our debt and all interest rate and foreign exchange derivative contracts. The model excludes anticipated transactions, firm commitments, and receivables and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by us, nor does it consider the potential effect of favorable changes in market factors.

During 2008 and 2007, our maximum potential one-day loss in fair value of our exposure to foreign exchange rates and interest rates, using the variance/co-variance technique described above, was not material.

ITEM 8. – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Consolidated Financial Statements and Supplemental Data" on Page 38 of this Form 10-K.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and internal control over financial reporting. The CEO and CFO concluded that such disclosure controls and procedures were effective as of December 31, 2008, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. In addition, no change in internal control over financial reporting occurred during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals. Notwithstanding this caution, the CEO and CFO have reasonable assurance that the disclosure controls and procedures were effective as of December 31, 2008.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with internal control policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. Management's assessment included evaluating the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting. Based on our assessment, we concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on the criteria issued by COSO in *Internal Control – Integrated Framework.*

PricewaterhouseCoopers LLP, the independent accountants that audited the Company's financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which report is included on page 39 of this Form 10-K.

ITEM 9B. – OTHER INFORMATION

None.

PART III

ITEM 10. – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information pertaining to Directors of the Company and the Audit Committee of the Board of Directors is incorporated herein by reference to the sections entitled "Compensation Committee Interlocks and Insider Participation," "Election of Directors," "Security Ownership of Directors and Executive Officers," "Beneficial Ownership," "Report of the Audit Committee" and "Corporate Governance" of the Definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the Company's 2009 Annual Meeting of Stockholders, which is scheduled to be held on May 11, 2009. Such Definitive Proxy Statement will be filed with the Commission not later than 120 days after the conclusion of the Company's fiscal year ended December 31, 2008 and is incorporated herein by reference. Executive officers of the Company are as follows:

Executive Officers of the Registrant as of February 26, 2009

Name	Age	Title	Executive Officer Since
Murray D. Martin	61	Chairman, President and Chief Executive Officer	1998
Leslie Abi-Karam	50	Executive Vice President and President, Mailing Solutions Management	2005
Gregory E. Buoncontri	61	Executive Vice President and Chief Information Officer	2000
Elise R. DeBois	53	Executive Vice President and President, Global Financial Services	2005
Vincent R. De Palma	51	Executive Vice President and President, Pitney Bowes Management Services	2005
David C. Dobson	46	Executive Vice President and Chief Strategy and Innovation Officer	2008
Patrick J. Keddy	54	Executive Vice President and President, Mailstream International	2005
Michael Monahan	48	Executive Vice President and Chief Financial Officer	2005
Vicki A. O'Meara	51	Executive Vice President and Chief Legal and Compliance Officer	2008
Johnna G. Torsone	58	Executive Vice President and Chief Human Resources Officer	1993

There is no family relationship among the above officers, all of whom have served in various corporate, division or subsidiary positions with the Company for at least the past five years except as described below:

Mr. De Palma joined the Company in June 2005 as President, Pitney Bowes Management Services. Prior to joining the Company, Mr. De Palma was with Automatic Data Processing (ADP) where he was a Corporate Officer and served as President of ADP Benefit Services. Mr. De Palma has also held senior management positions at Petroleum Heat & Power Company and McKinsey & Company.

Mr. Dobson joined the Company in July 2008 as Executive Vice President and Chief Strategy and Innovation Officer. Mr. Dobson previously served as the Chief Executive Officer of Corel Corporation, a leading global packaged software company, since June 2005. From February 2004 to June 2005, Mr. Dobson served as Corporate Vice President, Strategy at IBM Corporation, a leading developer and manufacturer of information technologies.

Ms. O'Meara joined the Company in June 2008 as Executive Vice President and Chief Legal and Compliance Officer. Prior to joining the Company, she was President - U.S. Supply Chain Solutions for Ryder System, Inc., a leading transportation and supply chain solutions company. Ms. O'Meara joined Ryder System, Inc. as Executive Vice President and General Counsel in June 1997.

ITEM 11. – EXECUTIVE COMPENSATION

The sections entitled "Directors' Compensation," "Compensation Discussion and Analysis", and "Executive Compensation Tables and Related Narrative" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2009 in connection with the Company's 2009 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION TABLE

The following table provides information as of December 31, 2008 regarding the number of shares of the Company's common stock that may be issued under the Company's equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by security holders	19,599,351	$42.42	14,677,468
Equity compensation plans not approved by security holders	-	-	-
Total	19,599,351	$42.42	14,677,468

The sections entitled "How much stock is owned by directors and executive officers?" and "Security Ownership" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2009 in connection with the Company's 2009 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 13. – CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The sections entitled "Corporate Governance" and "Certain Relationships and Related-Person Transactions" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2009 in connection with the Company's 2009 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The section entitled "Principal Accountant Fees and Services" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2009 in connection with the Company's 2009 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial statements - see Item 8 on page 31 and "Index to Consolidated Financial Statements and Supplemental Data" on page 38 of this Form 10-K.

2. Financial statement schedules - see "Index to Consolidated Financial Statements and Supplemental Data" on page 38 of this Form 10-K.

3. Exhibits (numbered in accordance with Item 601 of Regulation S-K).

Reg. S-K exhibits	Description	Status or incorporation by reference
(3)(a)	Restated Certificate of Incorporation, as amended	Incorporated by reference to Exhibit (3) to Form 10-Q as filed with the Commission on August 14, 1996. (Commission file number 1-3579)
(a.1)	Certificate of Amendment to the Restated Certificate of Incorporation (as amended May 29, 1996)	Incorporated by reference to Exhibit (a.1) to Form 10-K as filed with the Commission on March 27, 1998. (Commission file number 1-3579)
(b)	Pitney Bowes Inc. Amended and Restated By-laws	Incorporated by reference to Exhibit (3)(ii) to Form 10-Q as filed with the Commission on August 6, 2007. (Commission file number 1-3579)
(4)(a)	Preference Share Purchase Rights Agreement dated December 11, 1995 between the Company and Chemical Mellon Shareholder Services, LLC, as Rights Agent, as amended	Incorporated by reference to Exhibit (4) to Form 8-K as filed with the Commission on March 13, 1996. (Commission file number 1-3579)
(a.1)	Certificate of amendment to the Preference Share Purchase Rights Agreement dated December 11, 1995 between the Company and Chemical Mellon Shareholder Services, LLC, as Rights Agent, as amended December 8, 1998	Incorporated by reference to Exhibit (4.4) to Form 8-A/A as filed with the Commission on December 19, 2003. (Commission file number 1-3579)
(b)	Form of Indenture between the Company and SunTrust Bank, as Trustee	Incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-3 (No. 333-72304) as filed with the Commission on October 26, 2001.
(c)	Supplemental Indenture No. 1 dated April 18, 2003 between the Company and SunTrust Bank, as Trustee	Incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the Commission on August 18, 2004.
(d)	Form of Indenture between the Company and Citibank, N.A., as Trustee, dated as of February 14, 2005	Incorporated by reference to Exhibit 4(a) to Registration Statement on Form S-3ASR (No. 333-151753) as filed with the Commission on June 18, 2008.
(e)	First Supplemental Indenture, by and among Pitney Bowes Inc., The Bank of New York, and Citibank, N.A., to the Indenture, dated as of February 14, 2005, by and between the Company and Citibank	Incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the Commission on October 24, 2007. (Commission file number 1-3579)
(f)	Pitney Bowes Inc. Global Medium-Term Note (Fixed Rate), issue date March 7, 2008	Incorporated by reference to Exhibit 4(d)(1) to Form 8-K as filed with the Commission on March 7, 2008. (Commission file number 1-3579)

The Company has outstanding certain other long-term indebtedness. Such long-term indebtedness does not exceed 10% of the total assets of the Company; therefore, copies of instruments defining the rights of holders of such indebtedness are not included as exhibits. The Company agrees to furnish copies of such instruments to the SEC upon request.

Executive Compensation Plans:

(10)(a)	Retirement Plan for Directors of Pitney Bowes Inc.	Incorporated by reference to Exhibit (10a) to Form 10-K as filed with the Commission on March 30, 1993. (Commission file number 1-3579)

(b)	Pitney Bowes Inc. Directors' Stock Plan (as amended and restated 1999)	Incorporated by reference to Exhibit (i) to Form 10-K as filed with the Commission on March 30, 2000. (Commission file number 1-3579)
(b.1)	Pitney Bowes Inc. Directors' Stock Plan (Amendment No. 1, effective as of May 12, 2003)	Incorporated by reference to Exhibit (10) to Form 10-Q as filed with the Commission on August 11, 2003. (Commission file number 1-3579)
(b.2)	Pitney Bowes Inc. Directors' Stock Plan (Amendment No. 2 effective as of May 1, 2007)	Incorporated by reference to Exhibit (10.(b.2)) to Form 10-K as filed with the Commission on March 1, 2007 (Commission file number 1-3579)
(c)	Pitney Bowes 1991 Stock Plan (as amended and restated)	Incorporated by reference to Exhibit (10) to Form 10-Q as filed with the Commission on May 14, 1998. (Commission file number 1-3579)
(c.1)	Pitney Bowes 1998 Stock Plan (as amended and restated)	Incorporated by reference to Exhibit (ii) to Form 10-K as filed with the Commission on March 30, 2000. (Commission file number 1-3579)
(c.2)	Pitney Bowes Stock Plan (as amended and restated as of January 1, 2002)	Incorporated by reference to Annex 1 to the Definitive Proxy Statement for the 2002 Annual Meeting of Stockholders filed with the Commission on March 26, 2002. (Commission file number 1-3579)
(c.3)	Pitney Bowes Inc. 2007 Stock Plan	Incorporated by reference to Exhibit 10.1 to Form 10-Q as filed with the Commission on August 6, 2007 (Commission file number 1-3579)
(d)	Pitney Bowes Inc. Key Employees' Incentive Plan (as amended and restated October 1, 2007)	Exhibit (i)
(e)	Pitney Bowes Severance Plan (as amended, and restated effective January 1, 2008)	Incorporated by reference to Exhibit (10)(e) to Form 10-K as filed with the Commission on February 29, 2008. (Commission file number 1-3579)
(f)	Pitney Bowes Senior Executive Severance Policy (amended and restated as of January 1, 2008)	Incorporated by reference to Exhibit (10)(f) to Form 10-K as filed with the Commission on February 29, 2008. (Commission file number 1-3579)
(g)	Pitney Bowes Inc. Deferred Incentive Savings Plan for the Board of Directors, as amended and restated effective January 1, 2009	Exhibit (ii)
(g.1)	Pitney Bowes Inc. Deferred Incentive Savings Plan for the Board of Directors (as amended and restated 1999)	Incorporated by reference to Exhibit (iii) to Form 10-K as filed with the Commission on March 30, 2000. (Commission file number 1-3579)
(h)	Pitney Bowes Inc. Deferred Incentive Savings Plan as amended and restated effective January 1, 2009	Exhibit (iii)
(i)	Pitney Bowes Inc. 1998 U.K. S.A.Y.E. Stock Option Plan	Incorporated by reference to Annex II to the Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders filed with the Commission on March 23, 2006. (Commission file number 1-3579)
(j)	Form of Equity Compensation Grant Letter	Incorporated by reference to Exhibit (10)(n) to Form 10-Q as filed with the Commission on May 4, 2006. (Commission file number 1-3579)
(k)	Service Agreement between Pitney Bowes Limited and Patrick S. Keddy dated January 29, 2003	Incorporated by reference to Exhibit 10.2 to Form 8-K as filed with the Commission on February 17, 2006. (Commission file number 1-3579)
(l)	Separation Agreement and General Release dated April 14, 2008 by and between Pitney Bowes Inc. and Bruce P. Nolop	Incorporated by reference to Exhibit 10.1 to Form 8-K as filed with the Commission on April 15, 2008. (Commission file number 1-3579)

Other:

(m)	Amended and Restated Credit Agreement dated May 19, 2006 between the Company and JPMorgan Chase Bank, N.A., as Administrative Agent	Incorporated by reference to Exhibit 10.1 to Form 8-K as filed with the Commission on May 24, 2006. (Commission file number 1-3579)
(12)	Computation of ratio of earnings to fixed charges	Exhibit (iv)
(21)	Subsidiaries of the registrant	Exhibit (v)
(23)	Consent of experts and counsel	Exhibit (vi)
(31.1)	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.	See page 94
(31.2)	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.	See page 95
(32.1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350	See page 96
(32.2)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350	See page 97

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2009

PITNEY BOWES INC.
Registrant

By: /s/ Murray D. Martin
Murray D. Martin
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Murray D. Martin Murray D. Martin	Chairman, President and Chief Executive Officer – Director	February 26, 2009
/s/ Michael Monahan Michael Monahan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2009
/s/ Steven J. Green Steven J. Green	Vice President–Finance and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2009
/s/ Rodney C. Adkins Rodney C. Adkins	Director	February 26, 2009
/s/ Linda G. Alvarado Linda G. Alvarado	Director	February 26, 2009
/s/ Anne M. Busquet Anne M. Busquet	Director	February 26, 2009
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 26, 2009
/s/ Ernie Green Ernie Green	Director	February 26, 2009
/s/ James H. Keyes James H. Keyes	Director	February 26, 2009
/s/ John S. McFarlane John S. McFarlane	Director	February 26, 2009
/s/ Eduardo R. Menascé Eduardo R. Menascé	Director	February 26, 2009
/s/ Michael I. Roth Michael I. Roth	Director	February 26, 2009
/s/ David L. Shedlarz David L. Shedlarz	Director	February 26, 2009
/s/ David B. Snow, Jr. David B. Snow, Jr.	Director	February 26, 2009
/s/ Robert E. Weissman Robert E. Weissman	Director	February 26, 2009

PITNEY BOWES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Pitney Bowes Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006 and the manner in which it accounts for uncertainty in income taxes in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 26, 2009

PITNEY BOWES INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
	2008	2007	2006
Revenue:			
Equipment sales	**$ 1,252,058**	$ 1,335,538	$ 1,372,566
Supplies	**392,414**	393,478	339,594
Software	**424,296**	346,020	202,415
Rentals	**728,160**	739,130	785,068
Financing	**772,711**	790,121	725,131
Support services	**768,424**	760,915	716,556
Business services	**1,924,242**	1,764,593	1,588,688
Total revenue	**6,262,305**	6,129,795	5,730,018
Costs and expenses:			
Cost of equipment sales	**663,430**	696,900	693,535
Cost of supplies	**103,870**	106,702	90,035
Cost of software	**101,357**	82,097	42,951
Cost of rentals	**153,831**	171,191	171,491
Cost of support services	**447,745**	433,324	400,089
Cost of business services	**1,508,098**	1,380,541	1,242,226
Selling, general and administrative	**1,948,473**	1,907,160	1,764,260
Research and development	**205,620**	185,665	165,368
Restructuring charges and asset impairments	**200,254**	264,013	35,999
Interest expense	**229,343**	250,540	228,418
Interest income	**(12,893)**	(8,669)	(15,822)
Other income	**-**	(380)	(3,022)
Total costs and expenses	**5,549,128**	5,469,084	4,815,528
Income from continuing operations before income taxes and minority interest	**713,177**	660,711	914,490
Provision for income taxes	**244,929**	280,222	335,004
Minority interest (preferred stock dividends of subsidiaries)	**20,755**	19,242	13,827
Income from continuing operations	**447,493**	361,247	565,659
(Loss) income from discontinued operations, net of income tax	**(27,700)**	5,534	(460,312)
Net income	**$ 419,793**	$ 366,781	$ 105,347
Basic earnings per share of common stock: (1)			
Continuing operations	**$ 2.15**	$ 1.65	$ 2.54
Discontinued operations	**(0.13)**	0.03	(2.07)
Net income	**$ 2.01**	$ 1.68	$ 0.47
Diluted earnings per share of common stock:			
Continuing operations	**$ 2.13**	$ 1.63	$ 2.51
Discontinued operations	**(0.13)**	0.03	(2.04)
Net income	**$ 2.00**	$ 1.66	$ 0.47

(1) The sum of earnings per share amounts may not equal the totals above due to rounding.

See Notes to Consolidated Financial Statements

PITNEY BOWES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 376,671	$ 377,176
Short-term investments	21,551	63,279
Accounts receivables, gross	864,931	890,396
Allowance for doubtful accounts receivables	(45,264)	(49,324)
Accounts receivables, net	819,667	841,072
Finance receivables	1,501,678	1,544,345
Allowance for credit losses	(45,932)	(45,859)
Finance receivables, net	1,455,746	1,498,486
Inventories	161,321	197,962
Current income taxes	59,594	83,227
Other current assets and prepayments	138,063	174,199
Total current assets	3,032,613	3,235,401
Property, plant and equipment, net	574,260	627,918
Rental property and equipment, net	397,949	435,927
Finance receivables	1,445,822	1,566,285
Allowance for credit losses	(25,858)	(32,512)
Finance receivables, net	1,419,964	1,533,773
Investment in leveraged leases	201,921	249,191
Goodwill	2,251,830	2,299,858
Intangible assets, net	375,822	457,188
Non-current income taxes	64,387	28,098
Other assets	417,685	598,377
Total assets	$ 8,736,431	$ 9,465,731
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,922,399	$ 1,965,567
Current income taxes	108,662	96,851
Notes payable and current portion of long-term obligations	770,501	953,767
Advance billings	441,556	456,042
Total current liabilities	3,243,118	3,472,227
Deferred taxes on income	254,353	455,374
FIN 48 uncertainties and other income tax liabilities	294,487	285,505
Long-term debt	3,934,865	3,802,075
Other non-current liabilities	823,322	406,216
Total liabilities	8,550,145	8,421,397
Preferred stockholders' equity in subsidiaries	374,165	384,165
Commitments and contingencies (see Note 15)		
Stockholders' (deficit) equity:		
Cumulative preferred stock, $50 par value, 4% convertible	7	7
Cumulative preference stock, no par value, $2.12 convertible	976	1,003
Common stock, $1 par value (480,000,000 shares authorized; 323,337,912 shares issued)	323,338	323,338
Additional paid-in capital	259,306	252,185
Retained earnings	4,278,804	4,150,622
Accumulated other comprehensive (loss) income	(596,341)	88,656
Treasury stock, at cost (117,156,719 and 108,822,953 shares, respectively)	(4,453,969)	(4,155,642)
Total stockholders' (deficit) equity	(187,879)	660,169
Total liabilities and stockholders' (deficit) equity	$ 8,736,431	$ 9,465,731

See Notes to Consolidated Financial Statements

PITNEY BOWES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ **419,793**	$ 366,781	$ 105,347
Gain on sale of a facility, net of tax	-	(1,623)	-
Net gain on sale of businesses, net of tax	-	-	434,085
Non-cash expense from FSC tax law change	-	-	16,209
Non-cash expense related to IRS settlement and sale of a business	-	-	61,000
Tax and bond payments related to IRS settlement and Capital Services sale	-	-	(1,040,700)
Restructuring charges, net of tax	**144,211**	223,486	23,040
Restructuring payments	**(102,680)**	(31,568)	(51,566)
Gain on interest rate swap	**43,991**	-	-
Loss on redemption of preferred stock issued by a subsidiary	**1,777**	-	-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	**379,117**	383,141	363,258
Stock-based compensation	**26,402**	24,131	27,375
Changes in operating assets and liabilities, excluding effects of acquisitions:			
(Increase) decrease in accounts receivables	**(20,366)**	35,853	(46,623)
(Increase) decrease in finance receivables	**24,387**	(86,238)	(236,872)
(Increase) decrease in inventories	**2,018**	7,710	(142)
(Increase) decrease in prepaid, deferred expense and other assets	**2,677**	(7,793)	170
Increase (decrease) in accounts payable and accrued liabilities	**(76,880)**	32,789	42,231
Increase (decrease) in current and non-current income taxes	**122,480**	123,636	52,784
Increase (decrease) in advance billings	**2,051**	10,444	(17,559)
Increase (decrease) in other operating capital, net	**21,459**	(20,284)	(18,611)
Net cash provided by (used in) operating activities	**990,437**	1,060,465	(286,574)
Cash flows from investing activities:			
Short-term and other investments	**35,652**	42,367	(1,295)
Proceeds from the sale of facilities	-	29,608	-
Capital expenditures	**(237,308)**	(264,656)	(327,877)
Net investment in external financing	**1,868**	(2,214)	109,050
Proceeds from divestiture of businesses	-	-	1,003,062
Advance against COLI cash surrender value	-	-	138,381
Acquisitions, net of cash acquired	**(67,689)**	(594,110)	(230,628)
Reserve account deposits	**33,359**	62,666	28,780
Net cash (used in) provided by investing activities	**(234,118)**	(726,339)	719,473
Cash flows from financing activities:			
Increase (decrease) in notes payable, net	**205,590**	(89,673)	(26,790)
Proceeds from long-term obligations	**245,582**	640,765	493,285
Principal payments on long-term obligations	**(576,565)**	(174,191)	(396,755)
Proceeds from issuance of common stock	**20,154**	107,517	101,449
Proceeds from issuance of preferred stock in a subsidiary	-	-	74,165
Payments to redeem preferred stock issued by a subsidiary	**(11,777)**	-	-
Stock repurchases	**(333,231)**	(399,996)	(400,000)
Dividends paid	**(291,611)**	(288,790)	(285,051)
Net cash used in financing activities	**(741,858)**	(204,368)	(439,697)
Effect of exchange rate changes on cash and cash equivalents	**(14,966)**	8,316	2,391
(Decrease) increase in cash and cash equivalents	**(505)**	138,074	(4,407)
Cash and cash equivalents at beginning of year	**377,176**	239,102	243,509
Cash and cash equivalents at end of year	$ **376,671**	$ 377,176	$ 239,102
Cash interest paid	$ **235,816**	$ 236,697	$ 225,837
Cash income taxes paid, net	$ **164,354**	$ 178,469	$ 1,315,437

See Notes to Consolidated Financial Statements

PITNEY BOWES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

(In thousands, except per share data)

	Preferred stock	Preference stock	Common stock	Additional paid-in capital	Comprehensive (loss) income	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock
Balance, December 31, 2005	$ 17	$ 1,158	$ 323,338	$ 222,908		$ 4,324,451	$ 76,917	$ (3,584,540)
Deferred tax adjustment (see Note 9)						16,866		
Adjusted Retained Earnings						4,341,317		
Adjustment to initially apply SAB 108, net of tax						(4,618)		
Net income					$ 105,347	105,347		
Other comprehensive income, net of tax:								
Foreign currency translations					83,183		83,183	
Net unrealized loss on derivative instruments					(20)		(20)	
Minimum pension liability					5,405		5,405	
Comprehensive income					$ 193,915			
Adjustment to initially apply SFAS 158, net of tax							(297,229)	
Cash dividends:								
Preferred						(1)		
Preference						(86)		
Common						(284,965)		
Issuances of common stock				(11,575)				113,142
Conversions to common stock	(10)	(90)		(2,132)				2,232
Pre-tax stock-based compensation				27,375				
Adjustments to additional paid in capital, tax effect from share-based compensation				(1,018)				
Repurchase of common stock								(400,000)
Balance, December 31, 2006	7	1,068	323,338	235,558		4,156,994	(131,744)	(3,869,166)
Initial adjustment for FIN 48						(84,363)		
Net income					$ 366,781	366,781		
Other comprehensive income, net of tax:								
Foreign currency translations					164,728		164,728	
Net unrealized gain on derivative instruments					2,801		2,801	
Net unrealized gain on on investment securities					352		352	
Net unamortized gain on pension and postretirement plans					30,347		30,347	
Amortization of pension and postretirement costs					22,172		22,172	
Comprehensive income					$ 587,181			
Cash dividends:								
Preferred								
Preference						(81)		
Common						(288,709)		
Issuances of common stock				(7,967)				111,925
Conversions to common stock		(65)		(1,530)				1,595
Pre-tax stock-based compensation				24,131				
Adjustments to additional paid in capital, tax effect from share-based compensation				1,993				
Repurchase of common stock								(399,996)
Balance, December 31, 2007	7	1,003	323,338	252,185		4,150,622	88,656	(4,155,642)
Net income					**$ 419,793**	**419,793**		
Other comprehensive income, net of tax:								
Foreign currency translations					**(305,452)**		**(305,452)**	
Net unrealized loss on derivative instruments					**(18,670)**		**(18,670)**	
Net unrealized gain on on investment securities					**580**		**580**	
Net unamortized loss on pension and postretirement plans					**(375,544)**		**(375,544)**	
Amortization of pension and postretirement costs					**14,089**		**14,089**	
Comprehensive loss					**$ (265,204)**			
Cash dividends:								
Preferred								
Preference						**(77)**		
Common						**(291,534)**		
Issuances of common stock				**(11,573)**				**34,268**
Conversions to common stock		**(27)**		**(609)**				**636**
Pre-tax stock-based compensation				**26,402**				
Adjustments to additional paid in capital, tax effect from share-based compensation				**(7,099)**				
Repurchase of common stock								**(333,231)**
Balance, December 31, 2008	**$ 7**	**$ 976**	**$ 323,338**	**$ 259,306**		**$ 4,278,804**	**$ (596,341)**	**$ (4,453,969)**

Treasury shares of 0.9 million, 3.0 million and 3.0 million were issued under employee plans in 2008, 2007 and 2006, respectively. We repurchased 9.2 million, 9.1 million and 9.2 million shares in 2008, 2007 and 2006, respectively.

See Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

We are a provider of global, integrated mail and document management solutions for organizations of all sizes. We operate in two business groups: Mailstream Solutions and Mailstream Services. We operate both inside and outside the United States. See Note 18 to the Consolidated Financial Statements for financial information concerning revenue, earnings before interest and taxes (EBIT) and identifiable assets, by reportable segment and geographic area.

Basis of Presentation and Consolidation

We have prepared the Consolidated Financial Statements of the Company in conformity with accounting principles generally accepted in the United States of America (GAAP). Operating results of acquired companies are included in the Consolidated Financial Statements from the date of acquisition. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses that are reported in the Consolidated Financial Statements and accompanying disclosures, including the disclosure of contingent assets and liabilities. These estimates are based on our best knowledge of current events, historical experience, actions that we may undertake in the future, and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results could differ from those estimates and assumptions.

Reclassification

Certain prior year amounts in the Consolidated Financial Statements have been reclassified to conform to the current year presentation.

Cash Equivalents and Short-Term Investments

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the date of acquisition. We place our temporary cash and highly liquid short-term investments with a maturity of greater than three months but less than one year from the reporting date with financial institutions or investment managers and/or invest in highly rated short-term obligations.

Accounts Receivable and Allowance for Doubtful Accounts

We estimate our accounts receivable risks and provide allowances for doubtful accounts accordingly. We believe that our credit risk for accounts receivable is limited because of our large number of customers and the relatively small account balances for most of our customers. Also, our customers are dispersed across different business and geographic areas. We evaluate the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical loss experience, length of time receivables are past due, adverse situations that may affect a customer's ability to repay and prevailing economic conditions. We make adjustments to our allowance if the evaluation of allowance requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Finance Receivables and Allowance for Credit Losses

We estimate our finance receivables risks and provide allowances for credit losses accordingly. Our financial services businesses establish credit approval limits based on the credit quality of the customer and the type of equipment financed. We charge finance receivables through the allowance for credit losses after collection efforts are exhausted and we deem the account uncollectible. Our financial services businesses base credit decisions primarily on a customer's financial strength and we may also consider collateral values. We believe that our concentration of credit risk for finance receivables in our internal financing division is limited because of our large number of customers, small account balances and customer geographic and industry diversification.

Our general policy for finance receivables contractually past due for over 120 days is to discontinue revenue recognition. We resume revenue recognition when payments reduce the account to 60 days or less past due.

We evaluate the adequacy of allowance for credit losses on a periodic basis. Our evaluation includes historical loss experience, the nature and volume of its portfolios, adverse situations that may affect a customer's ability to repay, and prevailing economic conditions. We make adjustments to our allowance for credit losses if the evaluation of reserve requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

(Tabular dollars in thousands, except per share data)

Inventories
Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for most U.S. inventories, and on the first-in, first-out (FIFO) basis for most non-U.S. inventories.

Other Current Assets and Prepayments
Other current assets and prepayments include postage meter receivables billed in advance of $60.0 million and $57.0 million, respectively, at December 31, 2008 and 2007.

Fixed Assets and Depreciation
Property, plant and equipment and rental equipment are stated at cost and depreciated principally using the straight-line method over their estimated useful lives. The estimated useful lives of depreciable fixed assets are as follows: buildings, up to 50 years; plant and equipment, 3 to 15 years; and computer equipment, 3 to 5 years. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the estimated useful life or their related lease term.

Fully depreciated assets are retained in fixed assets and accumulated depreciation until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Capitalized Software Development Costs
We capitalize certain costs of software developed for internal use in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Capitalized costs include purchased materials and services, payroll and payroll-related costs and interest costs. The cost of internally developed software is amortized on a straight-line basis over its estimated useful life, principally 3 to 10 years.

We capitalize software development costs related to software to be sold, leased, or otherwise marketed in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to the public. Capitalized software development costs include purchased materials and services, payroll and payroll-related costs attributable to programmers, software engineers, quality control and field certifiers, and interest costs. Capitalized software development costs are amortized over the estimated product useful life, principally 3 to 5 years, using the greater of the straight-line method or the ratio of current product revenues to total projected future revenues. Other assets on our Consolidated Balance Sheets include $19.6 million and $21.6 million of capitalized software development costs at December 31, 2008 and 2007, respectively. The Consolidated Statements of Income include the related amortization expense of $6.1 million, $3.9 million, and $1.6 million for the years ended December 31, 2008, 2007, and 2006, respectively. Total software development costs capitalized in 2008 and 2007 were $7.1 million and $10.1 million, respectively.

Research and Development Costs
Research and product development costs not subject to SFAS No. 86 are expensed as incurred. These costs primarily include personnel related costs.

Business Combinations
We account for business combinations using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of net tangible and intangible assets acquired in business combinations. Goodwill is tested for impairment on an annual basis or as circumstances warrant. We estimate the fair value of intangible assets primarily using a cost, market and income approach. Intangible assets with finite lives acquired under business combinations are amortized over their estimated useful lives, principally 3 to 15 years. Customer relationship intangibles are generally amortized using an accelerated attrition method. All other intangibles are amortized on a straight-line method. See Note 6 to the Consolidated Financial Statements.

(Tabular dollars in thousands, except per share data)

Impairment Review for Long-Lived Assets

Long-lived assets are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, we record an impairment charge. The impairment charge is measured as the amount by which the carrying amount exceeds the fair value of the asset. The fair values of impaired long-lived assets are determined using probability weighted expected cash flow estimates, quoted market prices when available and appraisals as appropriate in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. See Note 14 to the Consolidated Financial Statements for further details.

Retirement Plans

In accordance with SFAS No. 87, *Employers' Accounting for Pensions,* and SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, actual results that differ from our assumptions and estimates are accumulated and amortized over the estimated future working life of the plan participants and will therefore affect pension expense recognized in future periods. Net pension expense is based primarily on current service costs, interest costs and the returns on plan assets. In accordance with this approach, differences between the actual and expected return on plan assets are recognized over a five-year period. In accordance with SFAS No. 158, *Employers' Accounting for Defined Pension and Other Post Retirement Plans an amendment to FASB Statements No. 87, 88, 106 and 132(R)*, we recognize the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS No. 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized in net periodic benefit costs are recognized in accumulated other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. We use a measurement date of December 31 for all of our retirement plans. See Note 13 to the Consolidated Financial Statements for further details.

Stock-based Compensation

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)") which established accounting for stock-based awards exchanged for employee service. We measure stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. We estimate the fair value of stock options using a Black-Scholes valuation model. The expense is recorded in costs; selling, general and administrative expense; and research and development expense in the Consolidated Statements of Income based on the employees' respective functions.

We record deferred tax assets for awards that will result in deductions on our income tax returns, based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported in our income tax return are recorded in expense or in capital in excess of par value (if the tax deduction exceeds the deferred tax asset or to the extent that previously recognized credits to paid-in-capital are still available if the tax deduction is less than the deferred tax asset).

Revenue Recognition

We derive our revenue from the following sources:

- equipment sales;
- supplies;
- software;
- rentals;
- financing;
- support services; and
- business services.

(Tabular dollars in thousands, except per share data)

In accordance with GAAP, the Company recognizes revenue from these sources as follows:

Sales Revenue

Sales of Equipment

We sell equipment to our customers, as well as to distributors and dealers (re-sellers) throughout the world. We recognize revenue from these sales upon the transfer of title, which is generally at the point of shipment. We do not offer any rights of return or stock balancing rights.

Our sales revenue from customized equipment, mail creation equipment and shipping products is generally recognized when installed.

Embedded Software Sales

We sell equipment with embedded software to our customers. The embedded software is not sold separately, it is not a significant focus of the marketing effort and we do not provide post-contract customer support specific to the software or incur significant costs that are within the scope of SFAS No. 86. Additionally, the functionality that the software provides is marketed as part of the overall product. The software embedded in the equipment is incidental to the equipment as a whole such that SOP No. 97-2, *Software Revenue Recognition*, is not applicable. Sales of these products are recognized in accordance with either SEC Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition,* or SFAS No. 13, *Accounting for Leases*, for sales-type leases.

Sales of Supplies

Revenue related to supplies is recognized at the point of title transfer, which is upon shipment.

Standalone Software Sales and Integration Services

In accordance with SOP No. 97-2, we recognize revenue from standalone software licenses upon delivery of the product when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. For software licenses that are included in a lease contract, we recognize revenue upon shipment of the software unless the lease contract specifies that the license expires at the end of the lease or the price of the software is deemed not fixed or determinable based on historical evidence of similar software leases. In these instances, revenue is recognized on a straight-line basis over the term of the lease contract. We recognize revenue from software requiring integration services at the point of customer acceptance. We recognize revenue related to off-the-shelf perpetual software licenses upon transfer of title, which is upon shipment.

Rentals Revenue

We rent equipment to our customers, primarily postage meters and mailing equipment, under short-term rental agreements, generally for periods of 3 months to 5 years. Rental revenue includes revenue from the subscription for digital meter services. We invoice in advance for postage meter rentals. We defer the billed revenue and include it initially in advance billings. Rental revenue is recognized on a straight-line basis over the term of the rental agreement. We defer certain initial direct costs incurred in consummating a transaction and amortize these costs over the term of the agreement. The initial direct costs are primarily personnel related costs. Other assets on our Consolidated Balance Sheets include $47.2 million and $57.1 million of these deferred costs at December 31, 2008 and 2007, respectively. The Consolidated Statements of Income include the related amortization expense of $24.9 million, $23.7 million and $22.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Financing Revenue

We provide lease financing of our products primarily through sales-type leases. When a sales-type lease is consummated, we record the gross finance receivable, unearned income and the estimated residual value of the leased equipment. Residual values are estimated based upon the average expected proceeds to be received at the end of the lease term. We evaluate recorded residual values at least on an annual basis or as circumstances warrant. A reduction in estimated residual values could require an impairment charge as well as a reduction in future financing income.

Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the sales price of the equipment. We recognize the equipment sale at the inception of the lease. We recognize unearned income as financing revenue using the interest method over the lease term.

(Tabular dollars in thousands, except per share data)

We provide financing to our customers for the purchase of postage and related supplies. Financing revenue includes interest which is earned over the term of the loan and related fees which are recognized as services are provided.

Support Services Revenue
We provide support services for our equipment primarily through maintenance contracts. Revenue related to these agreements is recognized on a straight-line basis over the term of the agreement, which typically is 1 to 5 years in length.

Business Services Revenue
Business services revenue includes revenue from management services, mail services, and marketing services. Management services, which includes outsourcing of mailrooms, copy centers, or other document management functions, are typically 1 to 5 year contracts that contain a monthly service fee and in many cases a "click" charge based on the number of copies made, machines in use, etc. Revenue is recognized over the term of the agreement, based on monthly service charges, with the exception of the "click" charges, which are recognized as earned. Mail services include the preparation, sortation and aggregation of mail to earn postal discounts and expedite delivery and revenue is recognized as the services are provided. Marketing services include direct mail marketing services, and revenue is recognized over the term of the agreement as the services are provided.

Multiple Element Arrangements
Certain of our transactions are consummated at the same time. The most common form of these transactions involves the sale or lease of equipment, a meter rental and/or an equipment maintenance agreement. In these cases, revenue is recognized for each of the elements based on their relative fair values in accordance with SFAS No. 13, Emerging Issues Task Force (EITF) No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables,* and SAB No. 104. Fair values of any meter rental or equipment maintenance agreement are determined by reference to the prices charged in standalone and renewal transactions. Fair value of equipment is determined based upon the present value of the minimum lease payments.

Deferred Marketing Costs
We capitalize certain direct mail, telemarketing, Internet, and retail marketing costs, associated with the acquisition of new customers in accordance with SOP No. 93-7, *Reporting on Advertising Costs.* These costs are amortized over the expected revenue stream ranging from 5 to 9 years. We review individual marketing programs for impairment on a periodic basis or as circumstances warrant.

Other assets on our Consolidated Balance Sheets at December 31, 2008 and 2007 include $130.8 million and $135.7 million, respectively, of deferred marketing costs. The Consolidated Statements of Income include the related amortization expense of $43.1 million, $43.7 million and $49.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Restructuring Charges
We apply the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, to account for one-time benefit arrangements and exit or disposal activities. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. We account for ongoing benefit arrangements under SFAS No. 112, *Employers' Accounting for Postemployment Benefits*, which requires that a liability be recognized when the costs are probable and reasonably estimable. See Note 14 to the Consolidated Financial Statements.

Income Taxes
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

(Tabular dollars in thousands, except per share data)

Earnings per Share
Basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include preference stock, preferred stock, stock option and purchase plan shares.

Translation of Non-U.S. Currency Amounts
Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period and revenue and expenses are translated at average monthly rates during the period. Net deferred translation gains and losses are included in accumulated other comprehensive income in stockholders' (deficit) equity in the Consolidated Balance Sheets.

Derivative Instruments
In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures, including the use of derivatives. The derivatives are used to manage the related cost of debt and to limit the effects of foreign exchange rate fluctuations on financial results.

In our hedging program, we normally use forward contracts, interest-rate swaps, and currency swaps depending upon the underlying exposure. We do not use derivatives for trading or speculative purposes. Changes in the fair value of the derivatives are reflected as gains or losses. The accounting for the gains or losses depends on the intended use of the derivative, the resulting designation, and the effectiveness of the instrument in offsetting the risk exposure it is designed to hedge.

To qualify as a hedge, a derivative must be highly effective in offsetting the risk designated for hedging purposes. The hedge relationship must be formally documented at inception, detailing the particular risk management objective and strategy for the hedge. The effectiveness of the hedge relationship is evaluated on a retrospective and prospective basis.

As a result of the use of derivative instruments, we are exposed to counterparty risk. To mitigate such risks, we enter into contracts with only those financial institutions that meet stringent credit requirements as set forth in our derivative policy. We regularly review our credit exposure balances as well as the creditworthiness of our counterparties. See Note 19 to the Consolidated Financial Statements for additional disclosures on derivative instruments.

New Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which supplements Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN 48 requires the tax effect of a position to be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are recognized. This is a different standard for recognition than was previously required. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies adjusted their financial statements to reflect only those tax positions that were more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment was recorded directly to opening retained earnings in the period of adoption and reported as a change in accounting principle. We adopted the provisions of FIN 48 on January 1, 2007 which resulted in a decrease to opening retained earnings of $84.4 million, with a corresponding increase in our tax liabilities.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"), to define how the fair value of assets and liabilities should be measured in accounting standards where it is allowed or required. In addition to defining fair value, the Statement established a framework within GAAP for measuring fair value and expanded required disclosures surrounding fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, *Effective Date of FASB Statement No. 157,* which delayed the effective date by one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* This FSP is effective immediately and includes those periods for which financial statements have not been issued. We adopted this Statement for financial assets and financial liabilities on January 1, 2008, and the adoption did not have a material impact on our financial position, results of operations, or cash flows. We do not expect the adoption of this Statement for nonfinancial items effective January 1, 2009 to have a material impact on our financial position, results of operations, or cash flows. We currently do not

(Tabular dollars in thousands, except per share data)

have any financial assets that are valued using inactive markets, and as such are not impacted by the issuance of FSP 157-3. See Note 19 to the Consolidated Financial Statements for additional discussion on fair value measurements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"), which required recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87 and SFAS No. 106 that have not yet been recognized through net periodic benefit cost were recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. Our adoption of the provisions of SFAS 158 reduced stockholders' equity by $297 million at December 31, 2006. SFAS 158 did not affect our results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how a company (a) recognizes and measures in their financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest (previously referred to as minority interest); (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) requires fair value measurements at the date of acquisition, with limited exceptions specified in the Statement. Some of the major impacts of this new standard include expense recognition for transaction costs and restructuring costs. SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. We do not expect the adoption of this Statement to have a material impact on our financial position, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 addresses the accounting and reporting for the outstanding noncontrolling interest (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. It also establishes additional disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and of the noncontrolling owners of a subsidiary. SFAS 160 requires changes in ownership interest that do not result in deconsolidation to be accounted for as equity transactions. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This gain or loss is measured using the fair value of the noncontrolling equity investment. This Statement is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 are applied prospectively. We do not expect the adoption of this Statement to have a material impact on our financial position, results of operations, or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of this Statement will require us to present currently disclosed information in a tabular format and will also expand our disclosures concerning where derivatives are reported on the balance sheet and where gains/losses are recognized in the results of operations. The Company will comply with the disclosure requirements of this Statement beginning in the first quarter of 2009.

In April 2008, the FASB issued FASB FSP No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP FAS 142-3"). FSP FAS 142-3 removed the requirement of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), for an entity to consider, when determining the useful life of an acquired intangible asset, whether the intangible asset can be renewed without substantial cost or material modification to the existing terms and conditions associated with the intangible asset. FSP FAS 142-3 replaces the previous useful life assessment criteria with a requirement that an entity considers its own experience in renewing similar arrangements. If the entity has no relevant experience, it would consider market participant assumptions regarding renewal. This should lead to greater consistency between the useful life of recognized intangibles under SFAS 142 and the period of expected cash flows used to measure fair value of such assets under SFAS No. 141(R), *Business Combinations*. FSP FAS 142-3 will be applied prospectively beginning January 1, 2009. We do not expect the adoption of this Statement to have a material impact on our financial position, results of operations, or cash flows.

(Tabular dollars in thousands, except per share data)

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective for fiscal years beginning after November 15, 2008. The adoption of this Statement did not result in a change in current practice.

In September 2008, the FASB issued FSP FAS 133-1 and FASB Interpretation (FIN) No. 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161*. The FSP amends SFAS No. 133 to require a seller of credit derivatives, including credit derivatives embedded in a hybrid instrument, to provide certain disclosures for each statement of financial position presented. These disclosures are required even if the likelihood of having to make payments is remote. To make the disclosures consistent with the disclosures that will now be required for credit derivatives, FIN No. 45-4 was issued to require guarantors to disclose the current status of the payment/performance risk of the guarantee. This FSP also clarifies that SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The FSP is effective for reporting periods ending after November 15, 2008. The Company does not sell credit derivatives. The Company has complied with the additional disclosure requirement for guarantees in the fourth quarter of 2008.

In December 2008, the FASB issued FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets*, which amends Statement No. 132(R) to require more detailed disclosures about employer's plan assets, including investment strategies, major categories of assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of assets. The FSP is effective for fiscal years ending after December 15, 2009. The Company will comply with the additional disclosure requirements.

2. *Discontinued Operations*

On May 1, 2006, we completed the sale of our Imagistics lease portfolio to De Lage Landen Operational Services, LLC, a subsidiary of Rabobank Group, for approximately $288 million. Net proceeds on the sale were approximately $282 million after transaction expenses. We reported the results of the Imagistics lease portfolio in discontinued operations including an after-tax gain of approximately $11 million from the sale of this portfolio.

On July 14, 2006, we completed the sale of our Capital Services external financing business to Cerberus Capital Management, L.P. (Cerberus) for approximately $747 million and the assumption of approximately $470 million of non-recourse debt and other liabilities. This sale resulted in the disposition of most of the external financing activity in the Capital Services segment. The proceeds received at closing were used to pay our tax obligations. We reported the results of the Capital Services business in discontinued operations, including an after-tax loss of $445 million from the sale of this business. We retained certain leveraged leases in Canada which are included in our International Mailing segment.

In August 2006, we reached a settlement with the Internal Revenue Service (IRS) on all outstanding tax audit issues in dispute for tax years through 2000. Years after 2000 are still under review by the IRS. In connection with the settlement, we recorded $61 million of additional tax expense of which $41 million was included in discontinued operations. See Note 9 for further discussion of the IRS settlement.

In 2006, we accrued in discontinued operations an additional tax expense of $16 million to record the impact of the Tax Increase Prevention and Reconciliation Act (TIPRA). The TIPRA legislation repealed the exclusion from federal income taxation of a portion of the income generated from certain leveraged leases of aircraft by foreign sales corporations (FSC).

In December 2006, we sold our bankruptcy claim related to certain aircraft leases with Delta Airlines. We received proceeds of $14.5 million, which represent a contingent gain pending the bankruptcy court decision. Given the continued uncertainty and inability to anticipate the outcome of the bankruptcy court decision, we have not recognized any portion of this contingent gain in our consolidated income statement.

(Tabular dollars in thousands, except per share data)

The following table shows selected financial information included in discontinued operations for the years ended December 31:

Discontinued Operations	**2008**	2007	2006
Revenue	**$ -**	$ -	$ 81,199
Pretax income	**$ -**	$ -	$ 29,465
(Loss) income	**$ (27,700)**	$ 5,534	$ 30,982
Gain on sale of Imagistics, net of $7,075 tax expense	**-**	-	11,065
FSC tax law change	**-**	-	(16,209)
Additional tax on IRS settlement	**-**	-	(41,000)
Loss on sale of Capital Services, net of $284,605 tax benefit	**-**	-	(445,150)
Total discontinued operations, net of tax	**$ (27,700)**	$ 5,534	$ (460,312)

The $27.7 million loss from discontinued operations in 2008 includes an accrual of tax and interest on uncertain tax positions. The income in 2007 includes a gain of $11.3 million from uncertain tax positions, net of the accrual of interest expense of $5.8 million on uncertain tax positions.

Interest expense included in discontinued operations was $19.2 million for the year ended December 31, 2006. Interest expense recorded in discontinued operations consisted of interest on third-party debt that was assumed by Cerberus. We have not allocated other consolidated interest expense to discontinued operations.

3. Acquisitions

On April 21, 2008, we acquired Zipsort, Inc. for $39 million in cash, net of cash acquired. Zipsort, Inc. acts as an intermediary between customers and the U.S. Postal Service. Zipsort, Inc. offers mailing services that include presorting of first class, standard class, flats, permit and international mail as well as metering services. We assigned the goodwill to the Mail Services segment.

On September 12, 2007, we acquired Asterion SAS for $29 million in cash, net of cash acquired. Asterion is a leading provider of outsourced transactional print and document process services in France. We assigned the goodwill to the Management Services segment.

On May 31, 2007, we acquired the remaining shares of Digital Cement, Inc. for a total purchase price of $52 million in cash, net of cash acquired. Digital Cement, Inc. provides marketing management strategy and services to help companies acquire, retain, manage, and grow their customer relationships. We assigned the goodwill to the Marketing Services segment.

On April 19, 2007, we acquired MapInfo Corporation for $436 million in cash, net of cash acquired. Included in the assets and liabilities acquired were short-term investments of $46 million and debt assumed of $14 million. MapInfo is a global company and a leading provider of location intelligence software and solutions. We assigned the goodwill to the Software segment. As part of the purchase accounting for MapInfo, we aligned MapInfo's accounting policies for software revenue recognition with ours. Accordingly, certain software revenue that was previously recognized by MapInfo on a periodic basis has now been recognized over the life of the contract.

(Tabular dollars in thousands, except per share data)

The following table summarizes selected financial data for the opening balance sheet allocations of the acquisitions in 2008 and 2007:

	2008	2007		
	Zipsort, Inc.	Asterion SAS	Digital Cement, Inc.	MapInfo Corporation
Purchase price allocation				
Short-term investments	**$ -**	$ -	$ -	$ 46,308
Current assets	**42**	52,309	2,146	40,121
Other non-current assets	**12,617**	31,303	932	35,826
Intangible assets	**7,942**	8,285	6,600	113,000
Goodwill	**24,962**	25,555	42,583	327,219
Current liabilities	**(4,063)**	(58,286)	(213)	(63,012)
Debt	**-**	-	-	(13,866)
Non-current liabilities	**(2,994)**	(30,345)	-	(50,060)
Purchase price, net of cash acquired	**$ 38,506**	$ 28,821	$ 52,048	$ 435,536
Intangible assets				
Customer relationships	**$ 7,658**	$ 6,766	$ 6,100	$ 75,900
Mailing software and technology	**-**	-	-	29,500
Trademarks and trade names	**-**	1,519	500	7,600
Non-compete agreements	**284**	-	-	-
Total intangible assets	**$ 7,942**	$ 8,285	$ 6,600	$ 113,000
Intangible assets amortization period				
Customer relationships	**15 years**	7 years	7 years	10 years
Mailing software and technology	**-**	-	-	5 years
Trademarks and trade names	**-**	2 years	2 years	5 years
Non-compete agreements	**3 years**	-	-	-
Total weighted average	**15 years**	6 years	7 years	8 years

Allocation of the purchase price to the assets acquired and liabilities assumed has not been finalized for Zipsort, Inc. The purchase price allocation for this acquisition will be finalized upon the completion of working capital closing adjustments and fair value analysis. Final determination of the purchase price and fair values to be assigned may result in adjustments to the preliminary estimated values assigned at the date of acquisition. The amount of tax deductible goodwill added from acquisitions in 2008 and 2007 was $27.4 million and $27.5 million, respectively.

During 2008 and 2007, we also completed several smaller acquisitions, the cost of which was $29.7 million and $86.6 million, respectively. These acquisitions did not have a material impact on our financial results.

Consolidated impact of acquisitions

The Consolidated Financial Statements include the results of operations of the acquired businesses from their respective dates of acquisition.

The following table provides unaudited pro forma consolidated revenue for the years ended December 31, 2008 and 2007 as if our acquisitions had been acquired on January 1 of each year presented:

	2008	2007
Total revenue	**$ 6,288,242**	$ 6,351,981

(Tabular dollars in thousands, except per share data)

The pro forma earnings of these acquisitions for 2008 did not have a material impact on our financial results. The pro forma earnings for acquisitions in 2007 reduced our diluted earnings per share by approximately 6 cents, primarily due to the purchase accounting alignment for MapInfo. The pro forma consolidated results do not purport to be indicative of the actual results if the acquisitions had occurred on the dates indicated or that may result in the future.

4. *Inventories*

	December 31,	
	2008	2007
Raw materials and work in process	**$ 41,171**	$ 56,228
Supplies and service parts	**78,018**	83,720
Finished products	**42,132**	58,014
Total	**$ 161,321**	$ 197,962

If all inventories valued at LIFO had been stated at current costs, inventories would have been $24.4 million and $23.7 million higher than reported at December 31, 2008 and 2007, respectively. In 2008 and 2007, we recorded impairment charges to inventories for $13.6 million and $48.1 million, respectively, associated with our transition initiatives in the restructuring charges and asset impairments line of the Consolidated Statements of Income. See Note 14 to the Consolidated Financial Statements for further details.

5. *Fixed Assets*

	December 31,	
	2008	2007
Land	**$ 30,531**	$ 33,961
Buildings	**351,195**	400,548
Machinery and equipment	**1,498,696**	1,443,384
	1,880,422	1,877,893
Accumulated depreciation	**(1,306,162)**	(1,249,975)
Property, plant and equipment, net	**$ 574,260**	$ 627,918
Rental equipment	**$ 932,389**	$ 1,189,675
Accumulated depreciation	**(534,440)**	(753,748)
Rental property and equipment, net	**$ 397,949**	$ 435,927

Depreciation expense was $306.8 million, $318.1 million and $311.2 million for the years ended December 31, 2008, 2007, and 2006, respectively. Rental equipment is primarily comprised of postage meters. A pre-tax non-cash impairment charge of $61.5 million for net rental property and equipment was recorded in 2007 associated with our transition initiative in the restructuring charges and asset impairments line of the Consolidated Statements of Income. See Note 14 to the Consolidated Financial Statements for further details.

(Tabular dollars in thousands, except per share data)

6. Intangible Assets and Goodwill

The components of our purchased intangible assets are as follows:

	December 31, 2008			December 31, 2007		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	**$ 423,169**	**$ (154,619)**	**$ 268,550**	$ 427,487	$ (119,652)	$ 307,835
Supplier relationships	**29,000**	**(10,392)**	**18,608**	29,000	(7,492)	21,508
Mailing software & technology	**155,035**	**(78,982)**	**76,053**	176,558	(65,032)	111,526
Trademarks and trade names	**25,071**	**(13,310)**	**11,761**	32,661	(17,202)	15,459
Non-compete agreements	**2,652**	**(1,802)**	**850**	5,491	(4,631)	860
	$ 634,927	**$ (259,105)**	**$ 375,822**	$ 671,197	$ (214,009)	$ 457,188

Amortization expense for intangible assets was $72.3 million, $65.0 million and $53.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. In 2008 and 2007, we recorded impairment charges of $28.5 million and $8.5 million, respectively, and included these charges in the restructuring charges and asset impairments line of the Consolidated Statements of Income. See Note 14 to the Consolidated Financial Statements for further details.

The estimated future amortization expense related to intangible assets as of December 31, 2008 is as follows:

Year ended December 31,	**Amount**
2009	$ 65,000
2010	58,000
2011	52,000
2012	46,000
2013	43,000
Thereafter	111,822
	$ 375,822

During 2008 and 2007, we recorded additions to intangible assets of $18.6 million and $156.4 million, respectively. The components of these purchased intangible assets are as follows:

	December 31, 2008		December 31, 2007	
	Amount	**Weighted Average Life**	Amount	Weighted Average Life
Customer relationships	**$ 18,274**	**12 years**	$ 107,097	10 years
Mailing software and technology	**-**	**-**	38,961	7 years
Trademarks and trade names	**-**	**-**	10,126	2 years
Non-compete agreements	**284**	**3 years**	261	4 years
	$ 18,558	**11 years**	$ 156,445	7 years

(Tabular dollars in thousands, except per share data)

The changes in the carrying amount of goodwill, by reporting segment, for the years ended December 31, 2008 and 2007 are as follows:

	Balance at December 31, 2007 (1)	**Acquired during the period**	**Other (2)**	**Balance at December 31, 2008**
U.S. Mailing	$ 131,807	**$ 4,034**	**$ 6,524**	**$ 142,365**
International Mailing	346,328	**7,553**	**(31,651)**	**322,230**
Production Mail	137,855	**-**	**(788)**	**137,067**
Software	669,436	**-**	**(45,441)**	**623,995**
Mailstream Solutions	1,285,426	**11,587**	**(71,356)**	**1,225,657**
Management Services	519,089	**-**	**(27,456)**	**491,633**
Mail Services	227,163	**33,103**	**527**	**260,793**
Marketing Services	268,180	**-**	**5,567**	**273,747**
Mailstream Services	1,014,432	**33,103**	**(21,362)**	**1,026,173**
Total	$ 2,299,858	**$ 44,690**	**$ (92,718)**	**$ 2,251,830**

	Balance at December 31, 2006 (1)	Acquired during the period	Other (2)	Balance at December 31, 2007 (1)
U.S. Mailing	$ 87,004	$ 13,703	$ 31,100	$ 131,807
International Mailing	334,934	2,486	8,908	346,328
Production Mail	130,103	4,165	3,587	137,855
Software	312,807	355,189	1,440	669,436
Mailstream Solutions	864,848	375,543	45,035	1,285,426
Management Services	487,490	28,668	2,931	519,089
Mail Services	214,085	8,524	4,554	227,163
Marketing Services	224,734	41,831	1,615	268,180
Mailstream Services	926,309	79,023	9,100	1,014,432
Total	$ 1,791,157	$ 454,566	$ 54,135	$ 2,299,858

(1) We have reclassified prior year amounts to conform to the current year presentation.
(2) "Other" includes post closing acquisition and foreign currency translation adjustments.

(Tabular dollars in thousands, except per share data)

7. *Current Liabilities*

Accounts payable, accrued liabilities, notes payable and current portion of long-term obligations are composed of the following:

	December 31,	
	2008	2007
Accounts payable-trade	**$ 323,959**	$ 348,293
Reserve account deposits	**555,557**	522,198
Accrued salaries, wages and commissions	**271,940**	312,330
Accrued restructuring charges	**142,592**	91,713
Miscellaneous accounts payable and accrued liabilities	**628,351**	691,033
Accounts payable and accrued liabilities	**$ 1,922,399**	$ 1,965,567
Notes payable	**$ 610,460**	$ 405,213
Current portion of long-term debt and capital leases	**160,041**	548,554
Notes payable and current portion of long-term obligations	**$ 770,501**	$ 953,767

In countries outside the U.S., banks generally lend to our non-finance subsidiaries on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Reserve account deposits represent customers' prepayment of postage. Deposits are held by our subsidiary, Pitney Bowes Bank. See Note 17 to the Consolidated Financial Statements for further details.

Notes payable are issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. The weighted average interest rates were 1.3% and 4.3% on notes payable and overdrafts outstanding at December 31, 2008 and 2007, respectively.

We had unused credit facilities of $1.5 billion at December 31, 2008, primarily to support commercial paper issuances. Fees paid to maintain lines of credit were $0.8 million, $0.8 million and $0.9 million in 2008, 2007 and 2006, respectively.

(Tabular dollars in thousands, except per share data)

8. Long-term Debt

	December 31,	
	2008	2007
Recourse debt		
8.55% notes due 2009 (1)	$ -	$ 150,000
5.32% credit facility due 2012	**150,000**	150,000
4.63% notes due 2012	**400,000**	400,000
3.88% notes due 2013	**375,000**	375,000
4.88% notes due 2014	**450,000**	450,000
5.00% notes due 2015	**400,000**	400,000
4.75% notes due 2016	**500,000**	500,000
5.75% notes due 2017	**500,000**	500,000
2.37% to 5.13% notes due 2018 (2)	**350,000**	350,000
2.24% to 4.98% notes due 2018	**250,000**	-
5.25% notes due 2037	**500,000**	500,000
Fair value hedges basis adjustment	**76,043**	25,753
Mortgage	-	13,186
Other (3)	**(16,178)**	(11,864)
Total long-term debt	**$ 3,934,865**	$ 3,802,075

(1) In 2002, we terminated an interest rate swap associated with these notes, resulting in an effective interest rate of 5.05%. These notes are reported in current portion of long-term debt at December 31, 2008.

(2) In April 2003, we entered into an interest rate swap for an aggregate notional amount of $350 million. The interest rate swap effectively converted the fixed rate of 4.75% on $350 million of our notes, due 2018, into variable interest rates. The variable rates payable by us in connection with the swap agreement were based on six month LIBOR less a spread of 22.8 basis points and the fixed rate received by us matched the fixed interest payment due on the notes. On November 21, 2008, we unwound this interest rate swap. This transaction was not undertaken for liquidity purposes but rather to fix our effective interest rate to 3.2% for the remaining term of these notes. We received $44 million, excluding accrued interest, associated with the unwind of this interest rate swap. This amount will be reflected as a reduction of interest expense over the remaining term of these notes.

(3) Other consists primarily of debt discounts and premiums.

On March 4, 2008, we issued $250 million of 10 year fixed rate notes with a coupon rate of 5.60%. The interest is paid semi-annually beginning September 2008. The notes mature on March 15, 2018. We simultaneously entered into two interest rate swaps for a total notional amount of $250 million to convert the fixed rate debt to a floating rate obligation bearing interest at 6 month LIBOR plus 111.5 basis points. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper and repurchase of our stock.

In December 2007, we entered into a $150 million syndicated bank transaction priced at 3 month LIBOR plus 35 basis points. The proceeds from this credit facility, due 2012, were used to pay off the $150 million variable rate debt that was due in 2010.

(Tabular dollars in thousands, except per share data)

In September 2007, we issued $500 million of unsecured fixed rate notes maturing in September 2017. These notes bear interest at an annual rate of 5.75% and pay interest semi-annually beginning in March 2008. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper, the financing of acquisitions, and repurchase of our stock.

In June 2008, we filed a "Well-known Seasoned Issuer" registration statement with the SEC which permits the issuance of debt securities, preferred stock, preference stock, common stock, purchase contracts, depositary shares, warrants and units.

The annual maturities of the outstanding long-term debt during each of the next five years are as follows: 2010 – no maturities; 2011 – no maturities; 2012 – $550 million; 2013 – $375 million; and $2,950 million thereafter. The remaining outstanding notes with a $150 million face value are reported in current portion of long-term debt at December 31, 2008.

The fair value hedges basis adjustment represents the revaluation of fixed rate debt that has been hedged in accordance with SFAS No. 133. See Note 19 to the Consolidated Financial Statements.

9. Income Taxes

	Years ended December 31,		
	2008	2007	2006
Continuing operations:			
Total current	**$ 142,263**	$ 160,839	$ 298,364
Total deferred	**102,666**	119,383	36,640
Provision for income taxes	**$ 244,929**	$ 280,222	$ 335,004

U.S. and international components of income from operations before income taxes and minority interest are as follows:

	Years ended December 31,		
	2008	2007	2006
Continuing operations:			
U.S.	**$ 573,066**	$ 624,030	$ 719,931
International	**140,111**	36,681	194,559
Total continuing operations	**713,177**	660,711	914,490
Discontinued operations	**-**	-	(682,149)
Total	**$ 713,177**	$ 660,711	$ 232,341

The effective tax rates for continuing operations for 2008, 2007 and 2006 were 34.3%, 42.4% and 36.6%, respectively. The effective tax rate for 2007 included $54 million of tax charges related principally to a valuation allowance for certain deferred tax assets and tax rate changes outside of the U.S. The effective tax rate for 2006 included a $20 million charge related to the IRS settlement discussed below.

(Tabular dollars in thousands, except per share data)

The items accounting for the difference between income taxes computed at the federal statutory rate and our provision for income taxes consist of the following:

	2008	2007	2006
Continuing operations:			
Federal statutory provision	$ **249,612**	$ 231,249	$ 320,072
Life insurance tax reserve, federal and state	**-**	-	20,000
State and local income taxes	**19,820**	12,281	22,194
Foreign tax differential	**(2,605)**	2,379	(12,713)
Foreign valuation allowance	**4,560**	51,724	-
Rate change	**-**	2,485	-
Tax exempt income/reimbursement	**(5,404)**	(6,743)	(15,110)
Federal income tax credits/incentives	**(15,118)**	(12,732)	(2,508)
Certain leasing transactions	**(9,550)**	-	-
Other, net	**3,614**	(421)	3,069
Provision for income taxes	**244,929**	280,222	335,004
Discontinued operations:			
Federal statutory provision	**-**	-	(238,753)
State and local income taxes	**-**	-	(29,225)
External financing transactions (see Note 2)	**27,700**	(5,534)	46,140
Total provision for income taxes	$ **272,629**	$ 274,688	$ 113,166

The components of our total provision for income taxes are as follows:

	Years ended December 31,		
	2008	2007	2006
U.S. Federal:			
Current	$ **112,931**	$ 136,528	$ 1,090,252
Deferred	**81,936**	53,235	(1,021,669)
	194,867	189,763	68,583
U.S. State and Local:			
Current	**17,058**	12,813	179,602
Deferred	**13,434**	6,083	(190,420)
	30,492	18,896	(10,818)
International:			
Current	**39,974**	5,964	7,567
Deferred	**7,296**	60,065	47,834
	47,270	66,029	55,401
Total Current	**169,963**	155,305	1,277,421
Total Deferred	**102,666**	119,383	(1,164,255)
Total provision for income taxes	$ **272,629**	$ 274,688	$ 113,166

(Tabular dollars in thousands, except per share data)

The components of our deferred tax liabilities and assets are as follows:

	December 31,	
	2008	2007
Deferred tax liabilities:		
Depreciation	**$ 67,835**	$ 44,125
Deferred profit (for tax purposes) on sales to finance subsidiaries	**393,603**	486,107
Lease revenue and related depreciation	**342,604**	296,527
Pension	**-**	76,830
Amortizable intangibles	**61,866**	45,311
Other	**81,717**	77,239
Deferred tax liabilities	**947,625**	1,026,139
Deferred tax (assets):		
Nonpension postretirement benefits	**(133,484)**	(141,205)
Pension	**(136,673)**	-
Inventory and equipment capitalization	**(21,778)**	(22,651)
Restructuring charges	**(42,938)**	(93,113)
Long-term incentives	**(59,447)**	(60,571)
Net operating loss and tax credit carry forwards	**(103,753)**	(91,513)
Other	**(204,426)**	(168,785)
Valuation allowance	**69,047**	69,792
Deferred tax (assets)	**(633,452)**	(508,046)
Net deferred taxes	**314,173**	518,093
Less amounts included in current and non-current income taxes	**59,820**	62,719
Deferred taxes on income	**$ 254,353**	$ 455,374

As of December 31, 2008 and 2007, approximately $246.7 million and $243.7 million, respectively, of net operating loss carry forwards were available to us. Most of these losses can be carried forward indefinitely.

It has not been necessary to provide for income taxes on $710 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $15 million.

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes*, which supplements SFAS No. 109, *Accounting for Income Taxes*, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. FIN No. 48 requires a two-step approach under which the tax effect of a position is recognized only if it is "more-likely-than-not" to be sustained and the amount of tax benefit recognized is equal to the largest tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement of the tax position. This is a different standard for recognition than the approach previously required. Both approaches require us to exercise considerable judgment and estimates are inherent in both processes. We adopted the provisions of FIN No. 48 on January 1, 2007. As a result, on initial adoption we recognized an $84.4 million increase in our liability for uncertain tax positions and a corresponding reduction to our opening retained earnings. The total amount of unrecognized tax benefits at December 31, 2008 and 2007 were $434.2 million and $398.9 million, respectively, of which $370.9 million and $335.7 million, respectively, would affect the effective tax rate if recognized. A reconciliation of the amount of unrecognized tax benefits at the beginning and end of 2008 and 2007 is as follows:

(Tabular dollars in thousands, except per share data)

	2008	2007
Balance at beginning of year	**$ 398,878**	$ 356,063
Increases from prior period positions	**21,623**	28,762
Decreases from prior period positions	**(8,899)**	(20,063)
Increases from current period positions	**33,028**	61,778
Decreases from current period positions	**-**	-
Decreases relating to settlements with tax authorities	**(7,426)**	(2,165)
Reductions as a result of a lapse of the applicable statute of limitations	**(3,040)**	(25,497)
Balance at end of year	**$ 434,164**	$ 398,878

Tax authorities continually examine our tax filings. On a regular basis, we conclude tax return examinations, statutes of limitations expire, and court decisions interpret tax law. We regularly assess tax uncertainties in light of these developments. As a result, it is reasonably possible that the amount of our unrecognized tax benefits will increase or decrease in the next 12 months, but we expect this change to be less than 10% of our unrecognized tax benefits. We recognize interest and penalties related to uncertain tax positions in our provision for income taxes or discontinued operations as appropriate. During the years ended December 31, 2008 and 2007 we recorded $25.6 million and $9.5 million, respectively, in interest and penalties and this amount was included in discontinued operations. We had $139.2 million and $113.6 million accrued for the payment of interest and penalties at December 31, 2008 and December 31, 2007, respectively.

Other Tax Matters

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we have operations and account for the related financial statement implications. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law. The amount of reserves is adjusted when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

We are continually under examination by tax authorities in the United States, other countries and local jurisdictions in which we have operations. The years under examination vary by jurisdiction. The current IRS exam of tax years 2001-2004 is estimated to be completed within the next two years. In connection with this exam, we have recently received notices of proposed adjustments to our filed returns. We have accrued our best estimate of the tax, interest and penalties that may result from these proposed adjustments in accordance with FIN 48. We are disputing a formal request from the IRS in the form of a civil summons to provide certain company workpapers. We believe that certain documents being sought should not be produced because they are privileged. In a similar case, the U.S. Court of Appeals for the First Circuit ruled that certain company workpapers were privileged, however, the case was remanded to the lower court to consider other related issues. Also in connection with the 2001-2004 audits, we have entered into a settlement with the IRS regarding the tax treatment of certain lease transactions related to the Capital Services business that we sold in 2006. Prior to 2007, we accrued and paid the IRS the additional tax and interest associated with this settlement. A variety of post-1999 tax years remain subject to examination by other tax authorities, including the U.K., Canada, France, Germany and various U.S. states. We have accrued our best estimate of the tax, interest and penalties that may result from these tax uncertainties in these and other jurisdictions in accordance with FIN 48. However, the resolution of such matters could have a material impact on our results of operations, financial position and cash flows.

In August 2006, we reached a settlement with the IRS governing all outstanding tax audit issues in dispute for the tax years through 2000. Accordingly, in 2006 we recorded $61 million of additional tax expense. Of the $61 million, $41 million related to the Capital Services business and was included in discontinued operations and $20 million was included in continuing operations. The federal statute of limitations for these years has now expired. In 2006, we accrued in discontinued operations an additional tax expense of $16.2 million to record the impact of the Tax Increase Prevention and Reconciliation Act ("TIPRA"). The TIPRA legislation repealed the exclusion from federal income taxation of a portion of the income generated from certain leveraged leases of aircraft by foreign sales corporations. See Note 2 to the Consolidated Financial Statements for further discussion of the discontinued operations.

(Tabular dollars in thousands, except per share data)

In 2008, an analysis of the book and tax bases of leasing assets indicated that an adjustment to the deferred tax accounts was required. A deferred tax asset related to the acceleration of rental income for tax purposes was not properly captured in prior years. A benefit of $9.5 million related to years presented was recorded in the 2008 tax provision and an adjustment of $16.9 million was made to opening retained earnings related to earlier years to establish the related deferred tax assets. The impact of the adjustments was not material to any individual year.

During 2009, we expect to reverse tax benefits of approximately $11 to $13 million associated with the expiration of vested stock options and the vesting of restricted stock units previously granted to our employees. This write-off of deferred tax assets will not increase the amount of tax to be paid.

10. Preferred Stockholders' Equity in Subsidiary Companies

Pitney Bowes International Holdings, Inc., a subsidiary of the Company, has 3,750,000 shares outstanding or $375 million of variable term voting preferred stock owned by certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock. All outstanding common stock of Pitney Bowes International Holdings, Inc., representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, is entitled to cumulative dividends at rates set at auction. The weighted average dividend rate in 2008 and 2007 was 4.9%. Preferred dividends are included in minority interest (preferred stock dividends of subsidiaries) in the Consolidated Statements of Income. The preferred stock is subject to mandatory redemption based on certain events, at a redemption price not less than $100 per share, plus the amount of any dividends accrued or in arrears. No dividends were in arrears at December 31, 2008 or 2007.

At December 31, 2007, a subsidiary of the Company had 100 shares or $10 million of 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, owned by an institutional investor. In August 2008, we redeemed 100% of this Preferred Stock resulting in a net loss of $1.8 million.

11. Stockholders' (Deficit) Equity

At December 31, 2008, 480,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized. At December 31, 2008, 206,181,193 shares of common stock (net of 117,156,719 shares of treasury stock), 135 shares of 4% convertible cumulative preferred stock (4% preferred stock) and 36,056 shares of $2.12 convertible preference stock ($2.12 preference stock) were issued and outstanding. In the future, the Board of Directors can issue the balance of unreserved and unissued preferred stock (599,865 shares) and preference stock (4,963,944 shares). The Board will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. At December 31, 2008, unreserved and unissued common stock (exclusive of treasury stock) amounted to 115,142,879 shares.

The 4% preferred stock outstanding, entitled to cumulative dividends at the rate of $2 per year, can be redeemed at the Company's option, in whole or in part at any time, at the price of $50 per share, plus dividends accrued to the redemption date. Each share of the 4% preferred stock can be converted into 24.24 shares of common stock, subject to adjustment in certain events.

The $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year and can be redeemed at the Company's option at the rate of $28 per share. Each share of the $2.12 preference stock can be converted into 16.53 shares of common stock, subject to adjustment in certain events.

Cash dividends paid on common stock were $1.40 per share, $1.32 per share and $1.28 per share for 2008, 2007, and 2006 respectively.

At December 31, 2008, a total of 599,278 shares of common stock were reserved for issuance upon conversion of the 4% preferred stock (3,272 shares) and $2.12 preference stock (596,006 shares). In addition, 21,320,579 shares of common stock were reserved for issuance under our dividend reinvestment and other corporate plans.

(Tabular dollars in thousands, except per share data)

The following table summarizes the preferred, preference and common stock outstanding:

	Preferred Stock	Preference Stock	Common Stock Issued	Common Stock Treasury	Common Stock Outstanding
Balance, December 31, 2005	335	42,946	323,337,912	(96,630,706)	226,707,206
Repurchase of common stock				(9,180,216)	
Issuances of common stock				3,026,290	
Conversions of common stock	(200)	(3,339)		60,042	
Balance, December 31, 2006	135	39,607	323,337,912	(102,724,590)	220,613,322
Repurchase of common stock				(9,075,104)	
Issuances of common stock				2,934,801	
Conversions of common stock	-	(2,538)		41,940	
Balance, December 31, 2007	135	37,069	323,337,912	(108,822,953)	214,514,959
Repurchase of common stock				**(9,246,535)**	
Issuances of common stock				**896,030**	
Conversions of common stock	**-**	**(1,013)**		**16,739**	
Balance, December 31, 2008	**135**	**36,056**	**323,337,912**	**(117,156,719)**	**206,181,193**

Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follow:

	2008	2007	2006
Foreign currency translation adjustments (1)	**$ 35,800**	$ 341,252	$ 176,524
Net unrealized loss on derivatives	**(18,952)**	(282)	(3,083)
Net unrealized gain on investment securities	**932**	352	-
Amortization of pension and postretirement costs	**36,261**	22,172	-
Net unamortized loss on pension and postretirement plans (2)	**(650,382)**	(274,838)	(305,185)
Accumulated other comprehensive (loss) income	**$ (596,341)**	$ 88,656	$ (131,744)

(1) Includes net deferred translation gains of $41.7 million and $47.6 million for the years ended December 31, 2008 and 2007, respectively. These amounts are associated with inter-company loans denominated in a foreign currency that have been designated as a hedge of net investment.

(2) Includes a charge of $297.2 million for the initial adoption of FAS 158 in 2006.

12. Stock Plans

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R). SFAS No. 123(R) established accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

(Tabular dollars in thousands, except per share data)

The following table shows total stock-based compensation expense for stock options, restricted stock units, and employee stock purchase plans.

	Years Ended December 31,		
	2008	2007	2006
Stock options	**$ 11,851**	$ 14,001	$ 20,412
Restricted stock units	**11,168**	7,115	3,363
Employee stock purchase plans	**3,383**	3,015	3,600
Pre-tax stock-based compensation	**$ 26,402**	$ 24,131	$ 27,375

The following table shows stock-based compensation expense as included in the Consolidated Statements of Income:

	Years Ended December 31,		
	2008	2007	2006
Cost of equipment sales	**$ 1,802**	$ 1,649	$ 1,869
Cost of support services	**777**	710	806
Cost of business services	**1,073**	980	1,112
Selling, general and administrative	**21,862**	19,984	22,669
Research and development	**888**	808	919
Pre-tax stock-based compensation	**26,402**	24,131	27,375
Income tax	**(9,109)**	(8,277)	(9,308)
Stock-based compensation expense, net	**$ 17,293**	$ 15,854	$ 18,067
Basic earnings per share impact	**$ 0.08**	$ 0.07	$ 0.08
Diluted earnings per share impact	**$ 0.08**	$ 0.07	$ 0.08

Capitalized stock-based compensation costs at December 31, 2008 and 2007 were not material.

At December 31, 2008, $6.1 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted average period of 1.6 years. At December 31, 2008, $24.5 million of unrecognized compensation cost related to non-vested restricted stock units is expected to be recognized over a weighted average period of 1.8 years.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006, was $1.1 million, $28.1 million and $23.2 million, respectively. The total intrinsic value of restricted stock units converted during 2008 was $4.2 million. Proceeds from issuance of stock in our Consolidated Statements of Cash Flows for 2007 and 2006 include $5.0 million and $3.4 million, respectively, of windfall tax benefits from stock options exercised and restricted stock units converted.

We settle employee stock compensation awards with treasury shares.

Our stock-based compensation awards require a minimum requisite service period of one year for retirement eligible employees.

At December 31, 2008, there were 14,677,468 shares available for future grants of stock options and restricted stock units under our stock plans.

(Tabular dollars in thousands, except per share data)

Incentive Awards

Long-term incentive awards are provided to employees under the terms of our plans. The Executive Compensation Committee of the Board of Directors administers these plans. Awards granted under these plans may include stock options, restricted stock units, other stock based awards, cash or any combination thereof.

Effective in 2006, we changed the components of our long-term incentive compensation structure. This change increased the amount of restricted stock units and cash incentive awards issued to employees and reduced the number of stock options granted.

We have the following stock plans that are described below: the U.S. and U.K. Stock Option Plans (ESP), the U.S. and U.K. Employee Stock Purchase Plans (ESPP), and the Directors' Stock Plan.

Stock Options

Under our stock plan, certain officers and employees are granted options at prices equal to the market value of our common shares at the date of grant. Options granted in 2004 and prior thereto generally became exercisable in three equal installments during the first three years following their grant and expire after ten years. Options granted in 2005 and thereafter generally become exercisable in four equal installments during the first four years following their grant and expire ten years from the date of grant.

The following tables summarize information about stock option transactions during 2008:

	Shares	Per share weighted average exercise price
Options outstanding at December 31, 2007	18,742,518	$43.23
Granted	**2,126,310**	**$36.74**
Exercised	**(216,318)**	**$30.24**
Canceled	**(1,667,342)**	**$45.07**
Forfeited	**(177,098)**	**$42.06**
Options outstanding at December 31, 2008	**18,808,070**	**$42.50**

	Shares	Per share weighted average exercise price
Options exercisable at December 31, 2008	**14,551,367**	**$42.87**

We granted 1,488,387 and 1,967,993 options in 2007 and 2006, respectively. The weighted average exercise price of the options granted was $47.17 and $42.00, respectively.

The weighted-average remaining contractual life of the total options outstanding and options exercisable at December 31, 2008 was 4.3 years and 3.2 years, respectively. The total options outstanding and exercisable at December 31, 2008 have no intrinsic value.

The weighted average remaining contractual life of the options outstanding and options exercisable at December 31, 2007 was 4.3 years and 3.3 years, respectively. The intrinsic value of the total options outstanding and options exercisable at December 31, 2007 was $97.4 million and $67.6 million, respectively.

(Tabular dollars in thousands, except per share data)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding		
Range of per share exercise prices	Number	Weighted average remaining contractual life	Per share weighted average exercise price
$26.99 - $35.99	4,078,647	2.6 years	$30.22
$36.00 - $45.99	7,399,219	6.2 years	$40.33
$46.00 - $56.99	5,353,067	4.5 years	$46.91
$57.00 - $65.72	1,977,137	0.1 years	$64.00
	18,808,070		

	Options Exercisable	
Range of per share exercise prices	Number	Per share weighted average exercise price
$26.99 - $35.99	3,928,647	$30.08
$36.00 - $45.99	4,382,106	$40.99
$46.00 - $56.99	4,263,477	$46.77
$57.00 - $65.72	1,977,137	$64.00
	14,551,367	

Certain employees eligible for performance-based compensation may defer up to 100% of their annual awards, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan. Participants may allocate deferred compensation among specified investment choices. Previously, the investment choices offered included stock options under the U.S. stock option plan. Stock options acquired under this plan were generally exercisable three years following their grant and expired after a period not to exceed ten years from the date of grant. There were 131,214, 163,480 and 236,101 options outstanding under this plan at December 31, 2008, 2007 and 2006, respectively, which are included in outstanding options under our U.S. stock option plan. Beginning with the 2004 plan year, options were no longer offered as an investment choice.

We estimate the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the volatility of our stock, the risk-free interest rate and our dividend yield. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of our stock option grants. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value we made under SFAS No. 123(R).

The fair value of stock options granted and related assumptions are as follows:

	Years ended December 31,		
	2008	2007	2006
Expected dividend yield	**3.0%**	2.9%	2.9%
Expected stock price volatility (1)	**12.3%**	13.7%	17.6%
Risk-free interest rate (2)	**2.7%**	4.7%	4.6%
Expected life – years (3)	**5**	5	5
Weighted-average fair value per option granted	**$3.22**	$6.69	$7.13

(1) Our estimates of expected stock price volatility are based on historical price changes of our stock.
(2) The risk-free interest rate is based on U.S. Treasuries with a term equal to the expected option term.
(3) The expected life is based on historical experience.

(Tabular dollars in thousands, except per share data)

Restricted Stock and Restricted Stock Units

Our stock plan permits the issuance of restricted stock and restricted stock units. Restricted stock units are stock awards that are granted to employees and entitle the holder to shares of common stock as the award vests, typically over a four year service period. The fair value of the awards is determined on the grant date based on our stock price at that date.

Restricted stock awards are subject to one or more restrictions, which may include continued employment over a specified period or the attainment of specified financial performance goals. Where a restricted stock award is subject to both tenure and attainment of financial performance goals, the restrictions would be released, in total or in part, only if the executive is still employed by us at the end of the performance period and if the performance objectives are achieved. Where the sole restriction of a restricted stock award is continued employment over a specified period, such period may not be less than three years. The compensation expense for each award is recognized over the performance period. We issued 10,000 shares of restricted stock in August 2008. We did not issue any shares of restricted stock during 2007 and 2006. During 2008, compensation expense was offset by forfeiture reversals. We recorded compensation expenses of $0.7 million and $1.3 million in 2007 and 2006, respectively.

The following table summarizes information about restricted stock unit transactions during 2008:

	Units / Shares	Weighted average grant date fair value
Restricted stock units outstanding at December 31, 2007	460,479	$46.09
Granted	**512,415**	**$36.91**
Vested	**(130,500)**	**$45.62**
Forfeited	**(51,113)**	**$41.78**
Restricted stock units outstanding at December 31, 2008	**791,281**	**$40.50**

We issued 334,442 shares and 256,519 shares of restricted stock units in 2007 and 2006, respectively. The weighted average grant price was $47.91 and $42.63 for 2007 and 2006, respectively. The intrinsic value of the outstanding restricted stock units at December 31, 2008 was $20.2 million, with a weighted average remaining term of 2.6 years.

Employee Stock Purchase Plans

The U.S. Employee Stock Purchase Plan enables substantially all U.S. and Canadian employees to purchase shares of our common stock at a discounted offering price and is considered a compensatory plan in accordance with SFAS No. 123(R). In 2008, the offering price was 85% of the average price of our common stock on the New York Stock Exchange on the offering date. At no time will the exercise price be less than the lowest price permitted under Section 423 of the Internal Revenue Code. The U.K. S.A.Y.E. Plan also enables eligible employees of our participating U.K. subsidiaries to purchase shares of our stock at a discounted offering price which, in 2008, was 90% of the average closing price of our common stock on the New York Stock Exchange for the three business days preceding the offering date. We may grant rights to purchase up to 6,226,677 common shares to our regular employees under the U.S. and U.K. Plans. Compensation expense relating to the U.S. Plan is recognized over a twelve month participation period. Compensation expense for the U.K. Plan is recognized over participation periods of 3 or 5 years.

We granted rights to purchase 437,350 shares in 2008, 446,755 shares in 2007 and 435,592 shares in 2006. The per share fair value of rights granted was $5 in 2008, $8 in 2007 and $7 in 2006 for the U.S. ESPP and $4 in 2008, $7 in 2007 and $8 in 2006 for the U.K. ESPP.

Directors' Stock Plan

Under this plan, each non-employee director is granted 2,200 shares of restricted common stock annually. Shares granted at no cost to the directors were 26,400 in 2008 and 24,665 in 2007. Compensation expense, net of taxes, was $0.6 million for 2008, $0.8 million for 2007 and $0.4 million for 2006. The shares carry full voting and dividend rights but, except as provided herein, may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six-month period following the grant of such shares. If a director terminates service as a director prior to the expiration of the six-month period following a grant of restricted stock, that award will be forfeited. The Directors' Stock Plan permits certain limited dispositions of restricted common stock to family members, family trusts or partnerships, as well as donations to charity after the expiration of the six-month holding period, provided the director retains a minimum of 7,500 shares of restricted common stock.

(Tabular dollars in thousands, except per share data)

Non-employee directors may defer up to 100% of their eligible compensation, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan for directors. Participants may allocate deferred compensation among specified investment choices. Previously, the investment choices offered included stock options under the Directors' Stock Plan. Stock options acquired under this plan were generally exercisable three years following their grant and expired after a period not to exceed ten years. There were 15,269, 22,091 and 41,716 options outstanding under this plan at December 31, 2008, 2007 and 2006, respectively. Beginning with the 2004 plan year, options were no longer offered as an investment choice.

13. Retirement Plans and Postretirement Medical Benefits

We have several defined benefit and defined contribution retirement plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Our contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations. We use a measurement date of December 31 for all of our retirement plans.

U.S. employees hired after January 1, 2005, Canadian employees hired after April 1, 2005, and U.K. employees hired after July 1, 2005, are not eligible for our defined benefit retirement plans.

We contributed $32.1 million, $30.5 million and $28.1 million to our U.S. defined contribution plans in 2008, 2007 and 2006, respectively.

Defined Benefit Pension Plans

The change in benefit obligations, plan assets and the funded status for defined benefit pension plans are as follows:

	United States		Foreign	
	2008	2007	**2008**	2007
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 1,596,486**	$ 1,624,743	**$ 557,185**	$ 523,958
Service cost	**29,699**	28,500	**10,562**	13,427
Interest cost	**96,205**	94,173	**29,140**	27,720
Plan participants' contributions	**-**	-	**2,978**	3,004
Actuarial loss (gain)	**528**	(41,049)	**(75,728)**	(25,744)
Foreign currency changes	**-**	-	**(117,234)**	32,399
Curtailment	**-**	-	**-**	906
Special termination benefits	**2,105**	1,187	**632**	-
Benefits paid	**(119,643)**	(111,068)	**(23,028)**	(18,485)
Benefit obligation at end of year	**$ 1,605,380**	$ 1,596,486	**$ 384,507**	$ 557,185

	United States		Foreign	
	2008	2007	**2008**	2007
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 1,675,002**	$ 1,655,283	**$ 532,627**	$ 478,375
Actual return on plan assets	**(390,374)**	121,973	**(101,822)**	31,554
Company contributions	**10,286**	8,814	**7,868**	9,615
Plan participants' contributions	**-**	-	**2,978**	3,004
Foreign currency changes	**-**	-	**(106,417)**	28,564
Benefits paid	**(119,643)**	(111,068)	**(23,028)**	(18,485)
Fair value of plan assets at end of year	**$ 1,175,271**	$ 1,675,002	**$ 312,206**	$ 532,627
Funded status, end of year:				
Fair value of plan assets at end of year	**$ 1,175,271**	$ 1,675,002	**$ 312,206**	$ 532,627
Benefit obligations at end of year	**1,605,380**	1,596,486	**384,507**	557,185
Funded status	**$ (430,109)**	$ 78,516	**$ (72,301)**	$ (24,558)

(Tabular dollars in thousands, except per share data)

Information provided in the table below is only for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2008 and 2007:

	United States		Foreign	
	2008	2007	**2008**	2007
Projected benefit obligation	**$ 1,605,380**	$ 101,428	**$ 37,094**	$ 36,086
Accumulated benefit obligation	**$ 1,501,848**	$ 80,497	**$ 34,747**	$ 34,428
Fair value of plan assets	**$ 1,175,271**	$ 1,656	**$ 9,120**	$ 10,885

The accumulated benefit obligation for all U.S. defined benefit plans at December 31, 2008 and 2007 was $1.5 billion for both years. The accumulated benefit obligation for all foreign defined benefit plans at December 31, 2008 and 2007 was $337 million and $484 million, respectively.

Amounts recognized in the Consolidated Balance Sheets:	United States		Foreign	
	2008	2007	**2008**	2007
Non-current asset	**$ -**	$ 178,288	**$ 184**	$ 6,921
Current liability	**(6,513)**	(5,387)	**(875)**	(884)
Non-current liability	**(423,596)**	(94,385)	**(71,610)**	(30,595)
Net amount recognized	**$ (430,109)**	$ 78,516	**$ (72,301)**	$ (24,558)
Pre-tax amounts recognized in accumulated other comprehensive income ("AOCI") consist of:				
Net actuarial loss	**$ 833,674**	$ 328,968	**$ 119,733**	$ 93,186
Prior service cost/(credit)	**(113)**	(2,673)	**1,211**	2,266
Transition obligation (asset)	**-**	-	**(97)**	(14)
Total	**$ 833,561**	$ 326,295	**$ 120,847**	$ 95,438
The estimated amounts that will be amortized from AOCI into net periodic benefits cost in 2009 are as follows:				
Net actuarial loss	**$ 27,309**		**$ 2,645**	
Prior service cost/(credit)	**(2,645)**		**471**	
Transition obligation	**-**		**(10)**	
Total	**$ 24,664**		**$ 3,106**	
Weighted average assumptions used to determine end of year benefit obligations:				
Discount rate	**6.05%**	6.15%	**2.25% - 6.60%**	2.25% - 5.80%
Rate of compensation increase	**4.25%**	4.50%	**2.50% - 5.10%**	2.50% - 5.50%

At December 31, 2008 there are 8,800 shares of our common stock included in the plan assets of our pension plans.

We anticipate making contributions of up to $10 million to both our U.S. and foreign pension plans during 2009. We will reassess our funding alternatives as the year progresses.

(Tabular dollars in thousands, except per share data)

The components of the net periodic benefit cost for defined pension plans are as follows:

	United States			Foreign		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 29,699**	$ 28,500	$ 26,771	**$ 10,562**	$ 13,427	$ 11,207
Interest cost	**96,205**	94,173	91,823	**29,140**	27,720	22,666
Expected return on plan assets	**(132,748)**	(127,070)	(125,204)	**(36,713)**	(37,079)	(31,338)
Amortization of transition cost	**-**	-	-	**142**	(706)	(654)
Amortization of prior service cost	**(2,560)**	(2,116)	(2,090)	**628**	663	618
Recognized net actuarial loss	**18,944**	29,860	34,881	**3,981**	7,347	9,516
Curtailment	**-**	-	-	**-**	906	883
Net periodic benefit cost	**$ 9,540**	$ 23,347	$ 26,181	**$ 7,740**	$ 12,278	$ 12,898

Other changes in plan assets and benefit obligations recognized in other comprehensive income was a net loss of $361.5 million (net of $207.6 million of tax) in 2008 and a net gain of $52.5 million (net of $29.2 million of tax) in 2007.

Weighted average assumptions used to determine net periodic benefit costs:	United States			Foreign		
	2008	2007	2006	**2008**	2007	2006
Discount rate	**6.15%**	5.85%	5.60%	**2.25% - 5.80%**	2.25% - 5.30%	2.25% - 5.00%
Expected return on plan assets	**8.50%**	8.50%	8.50%	**3.50% - 7.75%**	3.50% - 7.75%	3.50% - 8.00%
Rate of compensation increase	**4.50%**	4.50%	4.50%	**2.50% - 5.50%**	2.50% - 5.30%	1.75% - 4.10%

U.S. Pension Plans' Investment Strategy and Asset Allocation

Our U.S. pension plans' investment strategy supports the objectives of the fund, which are to maximize returns within reasonable and prudent levels of risk, to achieve and maintain full funding of the accumulated benefit obligations and the actuarial liabilities, and to earn a nominal rate of return of at least 8.0%. The fund has established a strategic asset allocation policy to achieve these objectives. Investments are diversified across asset classes and within each class to reduce the risk of large losses and are periodically rebalanced. Derivatives, such as swaps, options, forwards and futures contracts may be used for market exposure, to alter risk/return characteristics and to manage foreign currency exposure. The pension plans' liabilities, investment objectives and investment managers are reviewed periodically.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolio after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. The overall expected rate of return for the portfolio was determined based on the target asset allocations for each asset class, adjusted for historical and expected experience of active portfolio management results, when compared to the benchmark returns.

The target allocation for 2009 and the asset allocation for the U.S. pension plan at December 31, 2008 and 2007, by asset category, are as follows:

	Target Allocation	**Percentage of Plan Assets at December 31,**	
Asset category	**2009**	**2008**	2007
U.S. equities	**37%**	**33%**	42%
Non-U.S. equities	**19%**	**17%**	23%
Fixed income	**32%**	**39%**	28%
Real estate	**5%**	**7%**	6%
Private equity	**7%**	**4%**	1%
Total	**100%**	**100%**	100%

(Tabular dollars in thousands, except per share data)

The fair value of plan assets was $1.2 billion and $1.7 billion at December 31, 2008 and 2007, respectively, and the expected long-term rate of return on these plan assets was 8.50% in 2008 and 2007.

Foreign Pension Plans' Investment Strategy

Our foreign pension plan assets are managed by outside investment managers and monitored regularly by local trustees, in conjunction with our corporate personnel. The investment strategies adopted by our foreign plans vary by country and plan, with each strategy tailored to achieve the expected rate of return within an acceptable or appropriate level of risk, depending upon the liability profile of plan participants, local funding requirements, investment markets and restrictions. Our largest foreign pension plan is the U.K. plan, which represents 75% of the non-U.S. pension assets. The U.K. pension plan's investment strategy supports the objectives of the fund, which are to maximize returns within reasonable and prudent levels of risk, to achieve and maintain full funding of the accumulated benefit obligations and the actuarial liabilities, and to earn a nominal rate of return of at least 7.25%. The fund has established a strategic asset allocation policy to achieve these objectives. Investments are diversified across asset classes and within each class to minimize the risk of large losses and are periodically rebalanced. Derivatives, such as swaps, options, forwards and futures contracts may be used for market exposure, to alter risk/return characteristics and to manage foreign currency exposure. The pension plans' liabilities, investment objectives and investment managers are reviewed periodically.

The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolio after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. The overall expected rate of return for the portfolio was determined based on the target asset allocations for each asset class, adjusted for historical and expected experience of active portfolio management results, when compared to the benchmark returns.

The target allocation for 2009 and the asset allocation for the U.K. pension plan at December 31, 2008 and 2007, by asset category, are as follows:

	Target Allocation	**Percentage of Plan Assets at December 31,**	
Asset category	**2009**	**2008**	2007
U.K. equities	**30%**	**34%**	29%
Non-U.K. equities	**35%**	**29%**	43%
Fixed income	**35%**	**33%**	25%
Cash	**-%**	**4%**	3%
Total	**100%**	**100%**	100%

The fair value of plan assets was $234 million and $403 million at December 31, 2008 and 2007, respectively, and the expected long-term rate of return on these plan assets was 7.25% and 7.75% in 2008 and 2007, respectively.

Nonpension Postretirement Benefits

We provide certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits is recognized over the period the employee provides credited services to the Company. Substantially all of our U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 and with the completion of the required service period. U.S. employees hired after January 1, 2005, and Canadian employees hired after April 1, 2005, are not eligible for retiree health care benefits.

(Tabular dollars in thousands, except per share data)

The change in benefit obligations, plan assets and the funded status for nonpension postretirement benefit plans are as follows:

	December 31, 2008	December 31, 2007
Change in benefit obligation:		
Benefit obligations at beginning of year	$ 246,572	$ 261,720
Service cost	3,613	3,529
Interest cost	14,410	13,904
Plan participants' contributions	8,627	7,951
Plan amendments	-	(4,839)
Actuarial loss (gain)	14,662	(95)
Foreign currency changes	(3,653)	2,522
Gross benefits paid	(42,259)	(41,415)
Less federal subsidy on benefits paid	2,572	3,281
Special termination benefits	-	14
Benefit obligations at end of year	$ 244,544	$ 246,572
Change in plan assets:		
Fair value of plan assets at beginning of year	$ -	$ -
Company contribution	31,060	30,183
Plan participants' contributions	8,627	7,951
Gross benefits paid	(42,259)	(41,415)
Less federal subsidy on benefits paid	2,572	3,281
Fair value of plan assets at end of year	$ -	$ -
Funded status, end of year:		
Fair value of plan assets at end of year	$ -	$ -
Benefit obligations at end of year	244,544	246,572
Funded status	$ (244,544)	$ (246,572)

The discount rates used in determining the accumulated postretirement benefit obligations for the U.S. plan were 5.95% in 2008 and 5.90% in 2007. The discount rates used in determining the accumulated postretirement benefit obligations for the Canadian plan were 6.60% in 2008 and 5.25% in 2007.

Amounts recognized in the Consolidated Balance Sheets consist of:	2008	2007
Current liability	$ (26,920)	$ (27,728)
Non-current liability	(217,624)	(218,844)
Net amount recognized	$ (244,544)	$ (246,572)

Pre-tax amounts recognized in AOCI consist of:	
Net actuarial loss	$ 55,764
Prior service credit	(10,872)
Total	$ 44,892

(Tabular dollars in thousands, except per share data)

The components of the net periodic benefit cost for nonpension postretirement benefit plans are as follows:

	2008	2007	2006
Service cost	**$ 3,613**	$ 3,529	$ 3,347
Interest cost	**14,410**	13,904	13,352
Amortization of prior service benefit	**(2,471)**	(2,472)	(1,856)
Recognized net actuarial loss	**3,386**	2,214	1,908
Net periodic benefit cost	**$ 18,938**	$ 17,175	$ 16,751

Weighted average assumptions used to determine net periodic costs during the years:

	2008	2007	2006
Discount rate – U.S.	**5.90%**	5.85%	5.60%
Discount rate – Canada	**5.25%**	5.00%	5.00%

The estimated amounts that will be amortized from AOCI into net periodic benefit cost in 2009 are as follows:

Net actuarial loss	**$ 2,892**
Prior service credit	**(2,476)**
Total	**$ 416**

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations for the U.S. plan was 8.00% for 2008 and 7.00% for 2007. The assumed health care trend rate is 8.00% for 2009 and we assume it will gradually decline to 5.00% by the year 2015 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in the assumed health care cost trend rates would have the following effects:

	1% Increase	**1% Decrease**
Effect on total of service and interest cost components	**$ 682**	**$ (587)**
Effect on postretirement benefit obligations	**$ 8,537**	**$ (7,525)**

(Tabular dollars in thousands, except per share data)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Nonpension Postretirement Benefits
For the year ending 12/31/09	$ 124,606	$ 27,029
For the year ending 12/31/10	132,096	26,574
For the year ending 12/31/11	135,077	25,403
For the year ending 12/31/12	143,143	23,983
For the year ending 12/31/13	146,973	22,431
For the years ending 12/31/14-12/31/18	788,815	96,456
	$ 1,470,710	$ 221,876

Postretirement benefit payments represent expected contributions, net of the annual Medicare Part D subsidy of approximately $2.8 million in 2009. Subsidy payments for 2010 – 2018 range from $3.0 million to $4.2 million for each year.

14. Restructuring Charges and Asset Impairments

We recorded pre-tax restructuring charges and asset impairments of $200.3 million and $264.0 million for the years ended December 31, 2008 and 2007, respectively. These charges primarily relate to a program we announced in November 2007 to lower our cost structure, accelerate efforts to improve operational efficiencies, and transition our product line. For the year ended December 31, 2008, the asset impairment charges included in restructuring activities relate to older technology equipment of $28.5 million and other assets of $2.2 million. For the year ended December 31, 2007, the asset impairment charges included in restructuring activities related to the write-off of inventory of $48.1 million, rental assets of $61.5 million, lease residual values of $46.1 million and other assets of $8.8 million.

Additional asset impairments, unrelated to restructuring, were also recorded in 2008 and 2007. For 2008, these other impairment charges are related to intangible assets of $16.0 million principally due to a loss of a customer in our Marketing Services business and the ongoing shift in market conditions for the litigation support vertical in our Management Services business. For 2007, additional asset impairment charges included the write-down of certain intangible assets for $8.5 million.

Other exit costs of $35.3 million and $5.8 million in 2008 and 2007, respectively, relate primarily to lease termination fees, facility closing costs, contract cancellation costs and outplacement costs.

As of December 31, 2008, 1,926 terminations have occurred under the restructuring program and approximately 300 additional unfilled positions have been eliminated. The majority of the liability at December 31, 2008 is expected to be paid by the end of 2009 from cash generated from operations.

(Tabular dollars in thousands, except per share data)

The pre-tax restructuring charges and asset impairments are composed of:

	Balance at December 31, 2007	**2008 Expense**	**Cash payments**	**Non-cash charges**	**Balance at December 31, 2008**
Severance and benefit costs	$ 81,251	$ **118,239**	$ **(91,059)**	$ **-**	$ **108,431**
Asset impairments	-	**46,695**	**-**	**(46,695)**	**-**
Other exit costs	5,795	**35,320**	**(8,437)**	**-**	**32,678**
Total	$ 87,046	$ **200,254**	$ **(99,496)**	$ **(46,695)**	$ **141,109**

	Balance at December 31, 2006	2007 Expense	Cash payments	Non-cash charges	Balance at December 31, 2007
Severance and benefit costs	$ -	$ 85,137	$ (3,886)	$ -	$ 81,251
Asset impairments	-	173,081	-	(173,081)	-
Other exit costs	-	5,795	-	-	5,795
Total	$ -	$ 264,013	$ (3,886)	$ (173,081)	$ 87,046

In January 2003, we undertook restructuring initiatives related to realigned infrastructure requirements and reduced manufacturing needs for digital equipment. In connection with this plan, we recorded pre-tax restructuring charges of $36 million for the year ended December 31, 2006. The program was completed during 2006 and, therefore, there were no additional restructuring charges after December 31, 2006. We made restructuring payments of $3 million, $29 million and $51 million during 2008, 2007 and 2006, respectively. See Note 1 to the Consolidated Financial Statements for our accounting policy related to restructuring charges and asset impairments.

15. Commitments, Contingencies and Regulatory Matters

Legal Proceedings

In the ordinary course of business, we are routinely defendants in or party to a number of pending and threatened legal actions. These may involve litigation by or against us relating to, among other things, contractual rights under vendor, insurance or other contracts; intellectual property or patent rights; equipment, service, payment or other disputes with customers; or disputes with employees. Some of these actions may be brought as a purported class action on behalf of a purported class of employees, customers or others.

Our wholly-owned subsidiary, Imagitas, Inc., is a defendant in ten purported class actions filed in six different states. These lawsuits have been coordinated in the United States District Court for the Middle District of Florida, In re: Imagitas, Driver's Privacy Protection Act Litigation (Coordinated, May 28, 2007). Each of these lawsuits alleges that the Imagitas DriverSource program violates the federal Drivers Privacy Protection Act (DPPA). Under the DriverSource program, Imagitas enters into contracts with state governments to mail out automobile registration renewal materials along with third party advertisements, without revealing the personal information of any state resident to any advertiser. The DriverSource program assists the state in performing its governmental function of delivering these mailings and funding the costs of them. The plaintiffs in these actions are seeking both statutory damages under the DPPA and an injunction against the continuation of the program. On April 9, 2008, the District Court granted Imagitas' motion for summary judgment in one of the coordinated cases, Rine, et al. v. Imagitas, Inc. (United States District Court, Middle District of Florida, filed August 1, 2006). On July 30, 2008, the District Court issued a final judgment in the Rine lawsuit and stayed all of the other cases filed against Imagitas pending an appellate decision in Rine. On August 27, 2008, the Rine plaintiffs filed an appeal of the District Court's decision in the United States Court of Appeals, Eleventh Judicial Circuit. The appellate process in this case is proceeding.

(Tabular dollars in thousands, except per share data)

We expect to prevail in the lawsuits against Imagitas; however, as litigation is inherently unpredictable, there can be no assurance in this regard. If the plaintiffs do prevail, the results may have a material effect on our financial position, future results of operations or cash flows, including, for example, our ability to offer certain types of goods or services in the future.

Product Warranty

We provide product warranties in conjunction with certain product sales, generally for a period of 90 days from the date of installation. Our product warranty liability reflects our best estimate of probable liability or product warranties based on historical claims experience, which has not been significant, and other currently available evidence. Accordingly, our product warranty liability at December 31, 2008 and 2007, respectively, was not material.

16. Leases

In addition to factory and office facilities owned, we lease similar properties, as well as sales and service offices, equipment and other properties, generally under long-term operating lease agreements extending from 3 to 25 years.

Future minimum lease payments under non-cancelable operating leases at December 31, 2008 are as follows:

Years ending December 31,	Operating leases
2009	$ 80,622
2010	61,696
2011	45,468
2012	32,956
2013	21,163
Thereafter	25,338
Total minimum lease payments	$ 267,243

Rental expense was $129.1 million, $146.9 million and $138.8 million in 2008, 2007 and 2006, respectively.

17. Finance Assets

Finance Receivables

Finance receivables are generally due in monthly, quarterly or semi-annual installments over periods ranging from 3 to 5 years and are comprised of sales-type leases and customer loan receivables.

The components of finance receivables were as follows:

	December 31,	
	2008	2007
Gross finance receivables	**$ 3,338,799**	$ 3,587,947
Unguaranteed residual values	**273,529**	260,815
Unearned income	**(666,742)**	(740,046)
Initial direct cost deferred	**1,914**	1,914
Allowance for credit losses	**(71,790)**	(78,371)
Net investment in finance receivables	**$ 2,875,710**	$ 3,032,259

Net investment in finance receivables include net customer loan receivables at December 31, 2008 and 2007 of $528.8 million and $552.9 million, respectively. Customer loan receivables arise primarily from financing services offered to our customers for postage, supplies, and shipping payments. Customer loan receivables are generally due each month, however, customers may rollover

(Tabular dollars in thousands, except per share data)

outstanding balances. See discussion on Pitney Bowes Bank below. As part of our transition initiatives, we recorded a charge of $46.1 million in 2007 for the impairment of unguaranteed residual values which was included in the restructuring charges and asset impairments line of the Consolidated Statement of Income. Also see Note 14 to the Consolidated Financial Statements for further details.

Maturities of gross finance receivables are as follows:

Years ending December 31,		
2009	$	1,677,044
2010		731,128
2011		499,862
2012		290,014
2013		122,074
Thereafter		18,677
Total	$	3,338,799

Pitney Bowes Bank

The Pitney Bowes Bank (PBB), our wholly owned subsidiary, is a Utah-chartered Industrial Loan Company (ILC). At December 31, 2008, PBB had assets of $690 million and liabilities of $630 million. The bank's assets consist of finance receivables, short and long-term investments and cash. PBB's key product offering, Purchase Power, is a revolving credit solution, which enables customers to defer payment for postage when they refill their meter. PBB earns revenue through transaction fees, finance charges on outstanding balances, and other fees for services. The bank's liabilities consist primarily of PBB's deposit solution, Reserve Account, which provides value to large-volume mailers who prefer to prepay postage and earn interest on their deposits. The FDIC and the Utah Department of Financial Institutions provide oversight of PBB.

(Tabular dollars in thousands, except per share data)

Leveraged Leases

Our investment in leveraged lease assets consists of the following:

	December 31,	
	2008	2007
Rental receivables	**$ 1,523,617**	$ 1,889,083
Unguaranteed residual values	**11,522**	32,487
Principal and interest on non-recourse loans	**(1,173,789)**	(1,478,555)
Unearned income	**(159,429)**	(193,824)
Investment in leveraged leases	**201,921**	249,191
Less: Deferred taxes related to leveraged leases	**(97,980)**	(117,500)
Net investment in leveraged leases	**$ 103,941**	$ 131,691

The following is a summary of the components of income from leveraged leases:

	December 31,		
	2008	2007	2006
Pre-tax leveraged lease income	**$ 316**	$ 4,270	$ 8,019
Income tax effect	**7,063**	1,186	(923)
Income from leveraged leases	**$ 7,379**	$ 5,456	$ 7,096

Income from leveraged leases was positively impacted by $2.6 million and negatively impacted by $0.2 million in 2008 and 2007, respectively, due to changes in statutory tax rates.

18. Business Segment Information

We conduct our business activities in seven business segments within the Mailstream Solutions and Mailstream Services business groups. For a description of our reportable segments and the types of products and services from which each reportable segment derives its revenue, see Item 1 – "Business" on page 3 of this Form 10-K. That information is incorporated herein by reference. The information set forth below should be read in conjunction with such information. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the items outlined below.

EBIT is determined by deducting from revenue the related costs and expenses attributable to the segment. Segment EBIT excludes general corporate expenses, restructuring charges, interest expense, other income (expense) and income taxes. Identifiable assets are those used in our operations and exclude cash and cash equivalents, short-term investments and general corporate assets. Long-lived assets exclude finance receivables and investment in leveraged leases.

As a result of certain organizational changes made during 2008, we have reclassified certain prior year amounts to conform to the current year presentation. The amounts reclassified did not have a material impact to our segment disclosures.

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

Revenue and earnings before interest and taxes (EBIT) by business segment and geographic area follows:

	Revenue		
	2008	2007	2006
U.S. Mailing	**$ 2,206,856**	$ 2,364,061	$ 2,361,811
International Mailing	**1,133,652**	1,069,713	1,013,278
Production Mail	**616,255**	622,699	595,701
Software	**399,814**	326,359	182,067
Mailstream Solutions	**4,356,577**	4,382,832	4,152,857
Management Services	**1,172,170**	1,134,767	1,073,911
Mail Services	**541,776**	441,353	358,238
Marketing Services	**191,782**	170,843	145,012
Mailstream Services	**1,905,728**	1,746,963	1,577,161
Total	**$ 6,262,305**	$ 6,129,795	$ 5,730,018
Geographic areas:			
United States	**4,335,650**	4,394,156	4,213,247
Outside the United States	**1,926,655**	1,735,639	1,516,771
Total	**$ 6,262,305**	$ 6,129,795	$ 5,730,018

	EBIT		
	2008	2007	2006
U.S. Mailing	**$ 895,957**	$ 964,666	$ 949,700
International Mailing	**184,667**	162,257	179,377
Production Mail	**81,514**	74,364	68,475
Software	**28,335**	37,031	30,442
Mailstream Solutions	**1,190,473**	1,238,318	1,227,994
Management Services	**70,173**	76,051	83,169
Mail Services	**68,800**	56,416	36,943
Marketing Services	**15,690**	8,930	20,056
Mailstream Services	**154,663**	141,397	140,168
Total	**$ 1,345,136**	$ 1,379,715	$ 1,368,162
Geographic areas:			
United States	**1,100,900**	1,177,920	1,160,382
Outside the United States	**244,236**	201,795	207,780
Total	**$ 1,345,136**	$ 1,379,715	$ 1,368,162

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

Additional segment information is as follows:

	Years ended December 31,		
	2008	2007	2006
Depreciation and amortization:			
U.S. Mailing	**$ 143,300**	$ 158,568	$ 150,784
International Mailing	**63,389**	67,192	60,125
Production Mail	**7,358**	10,092	10,456
Software	**37,317**	26,864	10,392
Mailstream Solutions	**251,364**	262,716	231,757
Management Services	**65,320**	65,480	64,507
Mail Services	**32,045**	27,573	29,620
Marketing Services	**11,502**	12,662	10,180
Mailstream Services	**108,867**	105,715	104,307
Total	**$ 360,231**	$ 368,431	$ 336,064

	Years ended December 31,		
	2008	2007	2006
Capital expenditures:			
U.S. Mailing	**$ 99,941**	$ 92,112	$ 142,538
International Mailing	**45,473**	64,241	87,192
Production Mail	**3,613**	3,435	9,510
Software	**12,519**	7,755	117
Mailstream Solutions	**161,546**	167,543	239,357
Management Services	**28,152**	52,540	54,417
Mail Services	**30,344**	21,431	12,332
Marketing Services	**2,572**	619	726
Mailstream Services	**61,068**	74,590	67,475
Total	**$ 222,614**	$ 242,133	$ 306,832

	December 31,	
	2008	2007
Identifiable assets:		
U.S. Mailing	**$ 3,012,769**	$ 3,370,420
International Mailing	**1,644,667**	1,909,768
Production Mail	**594,646**	645,188
Software	**994,491**	1,046,776
Mailstream Solutions	**6,246,573**	6,972,152
Management Services	**905,410**	962,997
Mail Services	**508,308**	432,856
Marketing Services	**293,322**	326,257
Mailstream Services	**1,707,040**	1,722,110
Total	**$ 7,953,613**	$ 8,694,262
Identifiable long-lived assets by geographic areas:		
United States	**$ 2,971,267**	$ 2,862,738
Outside the United States	**1,026,264**	1,472,913
Total	**$ 3,997,531**	$ 4,335,651

(Tabular dollars in thousands, except per share data)

Reconciliation of Segment Amounts to Consolidated Totals:

	Years ended December 31,		
	2008	2007	2006
EBIT:			
Total EBIT for reportable segments	**$ 1,345,136**	$ 1,379,715	$ 1,368,162
Unallocated amounts:			
Interest, net	**(216,450)**	(241,871)	(212,596)
Corporate expense	**(209,543)**	(210,544)	(208,099)
Restructuring charges and asset impairments	**(200,254)**	(264,013)	(35,999)
Other items	**(5,712)**	(2,576)	3,022
Income from continuing operations before income taxes and minority interest	**$ 713,177**	$ 660,711	$ 914,490
Depreciation and amortization:			
Total depreciation and amortization for reportable segments	**$ 360,231**	$ 368,431	$ 336,064
Corporate depreciation	**18,886**	14,710	15,216
Discontinued operations	**-**	-	11,978
Consolidated depreciation and amortization	**$ 379,117**	$ 383,141	$ 363,258
Capital expenditures:			
Total additions for reportable segments	**$ 222,614**	$ 242,133	$ 306,832
Unallocated amounts	**14,694**	22,523	21,045
Consolidated capital expenditures	**$ 237,308**	$ 264,656	$ 327,877

	December 31,	
	2008	2007
Total assets:		
Total identifiable assets by reportable segments	**$ 7,953,613**	$ 8,694,262
Cash and cash equivalents and short-term investments	**398,222**	440,455
General corporate assets	**384,596**	331,014
Consolidated assets	**$ 8,736,431**	$ 9,465,731

19. Fair Value of Financial Instruments

Effective January 1, 2008, we adopted SFAS 157 for financial assets and liabilities. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. SFAS 157 emphasizes that an entity's valuation technique for measuring fair value should maximize observable inputs and minimize unobservable inputs.

Non-recurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of SFAS 157 include those measured at fair value in goodwill impairment testing, indefinite-lived intangible assets measured at fair value for impairment testing, and those non-recurring nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination. The new fair value definition and disclosure requirements for these specific nonfinancial assets and nonfinancial liabilities will be effective January 1, 2009.

SFAS 157 established a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy as defined by SFAS 157 are as follows:

(Tabular dollars in thousands, except per share data)

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities. Examples of Level 1 assets include money market securities and U.S. Treasury securities.

Level 2 – Observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that trade infrequently; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Examples of Level 2 assets and liabilities include derivative contracts whose values are determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable market data, mortgage-backed securities, asset backed securities, U.S. agency securities, and corporate notes and bonds.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability. These inputs may be derived with internally developed methodologies that result in management's best estimate of fair value. During the twelve months ended December 31, 2008 we had no Level 3 recurring measurements.

The following table shows, by level within the fair value hierarchy, our financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

	Recurring Fair Value Measurements at December 31, 2008 by Level			
	Level 1	Level 2	Level 3	Total
Assets:				
Investment securities				
Money market funds	$ 181,664	$ -	$ -	$ 181,664
U.S. Government and agency issued debt	30,583	11,433	-	42,016
Corporate notes and bonds	-	4,725	-	4,725
Asset backed securities	-	2,658	-	2,658
Mortgage-backed securities	-	21,713	-	21,713
Derivatives				
Interest rate swaps	-	32,486	-	32,486
Total assets	$ 212,247	$ 73,015	$ -	$ 285,262
Liabilities:				
Derivatives				
Foreign exchange contracts	$ -	$ (286)	$ -	$ (286)
Treasury lock and forward starting swaps	-	(31,326)	-	(31,326)
Total liabilities	$ -	$ (31,612)	$ -	$ (31,612)

Investment Securities

For our investments, we use the market approach for recurring fair value measurements and the valuation techniques use inputs that are observable, or can be corroborated by observable data, in an active marketplace.

The following information relates to our classification into the fair value hierarchy:

- *Money Market Funds:* Money market funds typically invest in government securities, certificates of deposit, commercial paper of companies and other highly liquid and low-risk securities. Money market funds are principally used for overnight deposits and are classified in Level 1 of the fair value hierarchy.

- *U.S. Government Issued Debts*: U.S. Governmental securities are valued using active, high volume trades for identical securities. Valuation adjustments are not applied so these securities are classified in Level 1 of the fair value hierarchy.

(Tabular dollars in thousands, except per share data)

- *U.S. Agency Issued Debt:* U.S. Agency issued debt is based on active, high volume trades for identical or comparable securities. Non-callable agency issued debt securities are generally valued using quoted market prices. To the extent that the securities are actively traded, they are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities are valued through benchmarking model derived prices to quoted market prices and trade data for identical or comparable securities. Callable agency issued debt securities are categorized in Level 2 of the fair value hierarchy.

- *Corporate Notes and Bonds*: The fair value of corporate securities is estimated using recently executed transactions, market price quotations where observable, or bond spreads. The spread data used are for the same maturity as the security. These securities are classified in Level 2 of the fair value hierarchy.

- *Asset Backed Securities ("ABS") and Mortgage-Backed Securities ("MBS"):* These securities are generally valued based on external pricing indices. When external index pricing is not observable, ABS and MBS are valued based on external price/spread data. If neither pricing method is available, we then utilize broker quotes. At December 31, 2008, we had $6.4 million investments valued using non-binding broker quotes. We verify that the unadjusted indices or broker quotes are reasonable by comparing prices across multiple (three or more) dealers and we verify that current trades have occurred at these prices. When inputs are observable and supported by an active market, asset backed securities and mortgage-backed securities are classified as Level 2 of the fair value hierarchy.

Investment securities are primarily composed of investments by PBB. Our investments are all classified as "available-for-sale securities". PBB's investments at December 31, 2008 were $196.9 million. We reported these investments in the Consolidated Balance Sheet as cash and cash equivalents of $125.8 million, short-term investments of $18.3 million and long-term investments of $52.8 million.

The fair value measurements of PBB's investments are determined by third party service providers (Zions - Liquid Asset Management and Utendahl Capital Management). To validate the accuracy of the portfolio valuation, we utilize independent third parties to monthly price a minimum of 20% of the portfolio balance, ensuring our sample includes all types of securities held in the portfolio. We review the results of the pricing sample to ensure that the initial fair value valuations are accurate. If the pricing can not be validated reasonably (plus or minus 3% for each security and plus or minus 1% for the entire sample), we take action to investigate the differences. We have not adjusted the initial values as variances have been within these tolerance limits. Additionally, we ensure that the fair value measurements are in accordance with SFAS 157 and that we have properly classified our assets in the fair value hierarchy.

We have no investments either directly or indirectly in the sub-prime mortgage market. We have not experienced any write-offs in our investment portfolio. The majority of our mortgage-backed securities are either guaranteed or supported by the U.S. government. The recent market events have not caused our money market funds to experience declines in their net asset value below $1.00 dollar per share or to incur imposed limits on redemptions.

We have no investments in inactive markets which would warrant a possible change in our pricing methods or classification within the fair value hierarchy. Further, we have no investments in auction rate securities.

– **Derivatives**

In the normal course of business, we are exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures, including the use of derivatives. We use derivatives to manage the related cost of debt and to limit the effects of foreign exchange rate fluctuations on financial results. We do not use derivatives for trading or speculative purposes.

As required by SFAS 157, we have incorporated counterparty risk into the fair value of our derivative assets and our credit risk into the value of our derivative liabilities. We derive credit risk from observable data related to credit default swaps. In light of the current market events, we have not seen a material change in the creditworthiness of those banks acting as derivative counterparties.

(Tabular dollars in thousands, except per share data)

The valuation of our interest rate swaps is based on the income approach using a model with inputs that are observable or that can be derived from or corroborated by observable market data. Our foreign exchange derivatives are measured at fair value using observable market inputs, such as forward rates.

Interest Rate Swaps

Derivatives designated as fair value hedges include interest rate swaps related to fixed rate debt. Changes in the fair value of both the derivative and item being hedged are recognized in income.

In April 2003, we entered into an interest rate swap for an aggregate notional amount of $350 million. The interest rate swap effectively converted the fixed rate of 4.75% on $350 million of our notes, due 2018, into variable interest rates. The variable rates payable by us were based on six month LIBOR less a spread of 22.8 basis points. At December 31, 2007, the fair value of the derivative was an asset of $6.8 million and long-term debt was increased by the same amount. In November 2008, we unwound this interest rate swap. As a result of this transaction, we received a total payment of $44.2 million, including accrued interest. After adjusting for interest, we recorded $44.0 million as an increase in long-term debt to reflect the fair value hedge basis adjustment. The $44.0 million will be recognized as a reduction in interest expense over the remaining term of the notes and results in an effective interest rate of 3.2%.

In March 2008, we entered into two interest rate swaps for an aggregate notional amount of $250 million to effectively convert the fixed rate of 5.60% on $250 million of our notes, due 2018, into variable interest rates. The variable rates payable by us are based on six month LIBOR plus 111.5 basis points. At December 31, 2008, the fair value of the derivatives was an asset of $32.5 million. Long-term debt was increased by $32.5 million as of December 31, 2008.

Foreign Exchange Contracts

We enter into foreign exchange contracts to minimize the impact of exchange rate fluctuations on inter-company loans and related interest that are denominated in a foreign currency. The revaluation of the short-term inter-company loans and interest and the mark-to-market on the derivatives are both recorded to income. At December 31, 2008, we had 24 outstanding foreign exchange contracts to buy or sell various currencies with a net liability value of $0.1 million. The contracts will expire by April 29, 2009. At December 31, 2007, the asset value of these derivatives was $1.9 million.

We also enter into foreign currency exchange contracts arising from the anticipated purchase of inventory between affiliates. These contracts are designated as cash flow hedges. The effective portion of the gain or loss on the cash flow hedges is included in other comprehensive income in the period that the change in fair value occurs and is reclassified to income in the same period that the hedged item is recorded in income. We had no outstanding contracts at December 31, 2008 and 2007.

Certain foreign currency derivatives have been entered into to manage foreign currency transactional exposures associated with the transactions between affiliates. These derivatives have no specific hedging designation so gains or losses are recorded in income in the period that changes in fair value occur together with the offsetting foreign exchange gains or losses on the underlying assets and liabilities. The fair value of these derivatives was a liability of $0.2 million and $1.9 million at December 31, 2008 and 2007, respectively.

Treasury Lock & Forward Starting Swap Agreements

We utilize forward starting swap agreements (forward swaps) in order to hedge the interest rate risk on the forecasted issuance of fixed-rate debt. These derivatives are treated as cash flow hedges, protecting against the risk of changes in future interest payments resulting from changes in LIBOR rates between the date of hedge inception and the date of the debt issuance. We consider counterparty credit risk in the hedge assessments and continue to expect the forward-starting swaps to be effective in protecting against the risk of changes in future interest payments.

Net Investment Hedges

A portion of our intercompany loans denominated in a foreign currency is designated as a hedge of net investment. The revaluation of these loans is reflected as a deferred translation gain or loss and thereby offsets a portion of the translation adjustment of the applicable foreign subsidiaries' net assets. At December 31, 2008, we had one intercompany loan with an outstanding value of $119.2

(Tabular dollars in thousands, except per share data)

million designated as a net investment hedge. At December 31, 2007, we had two intercompany loans with an outstanding value of $126.4 million associated with net investment hedges. Net deferred translation gains of $41.7 million and $37.4 million for 2008 and 2007, respectively, were included in accumulated other comprehensive (loss) income in stockholders' (deficit) equity on the Consolidated Balance Sheets.

The estimated fair value of our financial instruments follows:

	December 31, 2008		December 31, 2007	
	Carrying value (1)	**Fair value**	Carrying value (1)	Fair value
Investment securities	**$ 251,298**	**$ 252,776**	$ 200,006	$ 200,005
Loans receivable	**$ 528,800**	**$ 528,800**	$ 554,370	$ 554,370
Long-term debt	**$ (3,990,134)**	**$ (3,880,418)**	$ (3,848,359)	$ (3,722,209)
Derivatives, net	**$ 874**	**$ 874**	$ 7,623	$ 7,623

(1) Carrying value includes accrued interest and deferred fee income, where applicable.

The fair value of long-term debt is estimated based on quoted dealer prices for the same or similar issues. The carrying value for cash, cash equivalents, accounts receivable, loans receivable, accounts payable and notes payable approximate fair value because of the short maturity of these instruments.

20. Earnings per Share

A reconciliation of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		
	Income	**Shares**	**Per Share**
Income from continuing operations	**$ 447,493**		
Less:			
Preferred stock dividends	**-**		
Preference stock dividends	**(77)**		
Basic earnings per share	**$ 447,416**	**208,425,191**	**$ 2.15**
Basic earnings per share	**$ 447,416**	**208,425,191**	
Effect of dilutive securities:			
Preferred stock	**-**	**3,272**	
Preference stock	**77**	**600,733**	
Stock options	**-**	**567,305**	
Other	**-**	**102,970**	
Diluted earnings per share	**$ 447,493**	**209,699,471**	**$ 2.13**
Basic earnings per share of common stock:			
Continuing operations			**$ 2.15**
Discontinued operations			**(0.13)**
Net income			**$ 2.01**
Diluted earnings per share of common stock:			
Continuing operations			**$ 2.13**
Discontinued operations			**(0.13)**
Net income			**$ 2.00**

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

	2007		
	Income	Shares	Per Share
Income from continuing operations	$ 361,247		
Less:			
Preferred stock dividends	-		
Preference stock dividends	(81)		
Basic earnings per share	$ 361,166	218,444,268	$ 1.65
Basic earnings per share	$ 361,166	218,444,268	
Effect of dilutive securities:			
Preferred stock	-	3,272	
Preference stock	81	637,877	
Stock options	-	1,971,010	
Other	-	163,319	
Diluted earnings per share	$ 361,247	221,219,746	$ 1.63
Basic earnings per share of common stock:			
Continuing operations			$ 1.65
Discontinued operations			0.03
Net income			$ 1.68
Diluted earnings per share of common stock:			
Continuing operations			$ 1.63
Discontinued operations			0.03
Net income			$ 1.66

	2006		
	Income	Shares	Per Share
Income from continuing operations	$ 565,659		
Less:			
Preferred stock dividends	(1)		
Preference stock dividends	(86)		
Basic earnings per share	$ 565,572	222,473,514	$ 2.54
Basic earnings per share	$ 565,572	222,473,514	
Effect of dilutive securities:			
Preferred stock	1	6,815	
Preference stock	86	682,934	
Stock options	-	2,093,517	
Other	-	186,280	
Diluted earnings per share	$ 565,659	225,443,060	$ 2.51
Basic earnings per share of common stock:			
Continuing operations			$ 2.54
Discontinued operations			(2.07)
Net income			$ 0.47
Diluted earnings per share of common stock:			
Continuing operations			$ 2.51
Discontinued operations			(2.04)
Net income			$ 0.47

Note: The sum of the earnings per share amounts may not equal the totals above due to rounding.

(Tabular dollars in thousands, except per share data)

In accordance with SFAS No. 128, *Earnings per Share*, 3.3 million, 0.5 million and 0.8 million common stock equivalent shares in 2008, 2007 and 2006, respectively, issuable upon the exercise of stock options were excluded from the above computations because the exercise prices of such options were greater than the average market price of the common stock, and therefore the impact of these shares was anti-dilutive.

21. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for 2008 and 2007 follows:

2008	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Total revenue	**$ 1,573,957**	**$ 1,588,086**	**$ 1,547,673**	**$ 1,552,589**	**$ 6,262,305**
Gross profit (1)	**825,645**	**830,321**	**811,999**	**816,009**	**3,283,974**
Restructuring charges and asset impairments	**17,093**	**18,815**	**49,229**	**115,117**	**200,254**
Income from continuing operations	**122,935**	**131,340**	**100,292**	**92,926**	**447,493**
Loss from discontinued operations	**(3,832)**	**(2,831)**	**(2,063)**	**(18,974)**	**(27,700)**
Net income	**119,103**	**128,509**	**98,229**	**73,952**	**419,793**
Basic earnings (loss) per share:					
Continuing operations	**$ 0.58**	**$ 0.63**	**$ 0.48**	**$ 0.45**	**$ 2.15**
Discontinued operations	**(0.02)**	**(0.01)**	**(0.01)**	**(0.09)**	**(0.13)**
Net income per share	**$ 0.56**	**$ 0.62**	**$ 0.47**	**$ 0.36**	**$ 2.01**
Diluted earnings (loss) per share:					
Continuing operations	**$ 0.58**	**$ 0.63**	**$ 0.48**	**$ 0.45**	**$ 2.13**
Discontinued operations	**(0.02)**	**(0.01)**	**(0.01)**	**(0.09)**	**(0.13)**
Net income per share	**$ 0.56**	**$ 0.61**	**$ 0.47**	**$ 0.36**	**$ 2.00**

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 1,414,237	$ 1,543,034	$ 1,508,277	$ 1,664,247	$ 6,129,795
Gross profit (1)	756,734	837,725	799,143	865,438	3,259,040
Restructuring charges and asset impairments	-	-	4,300	259,713	264,013
Income (loss) from continuing operations	146,584	153,581	129,240	(68,158)	361,247
(Loss) income from discontinued operations	(1,788)	(1,342)	(1,565)	10,229	5,534
Net income (loss)	144,796	152,239	127,675	(57,929)	366,781
Basic earnings (loss) per share (2):					
Continuing operations	$ 0.67	$ 0.70	$ 0.59	$ (0.32)	$ 1.65
Discontinued operations	(0.01)	(0.01)	(0.01)	0.05	0.03
Net income (loss) per share	$ 0.66	$ 0.69	$ 0.58	$ (0.27)	$ 1.68
Diluted earnings (loss) per share (2):					
Continuing operations	$ 0.66	$ 0.69	$ 0.58	$ (0.31)	$ 1.63
Discontinued operations	(0.01)	(0.01)	(0.01)	0.05	0.03
Net income (loss) per share	$ 0.65	$ 0.68	$ 0.58	$ (0.26)	$ 1.66

(1) Gross profit is defined as total revenue less cost of equipment sales, cost of supplies, cost of software, cost of rentals, cost of support services and cost of business services.

(2) The sum of the quarters and earnings per share amounts may not equal the annual and total amounts due to rounding.

PITNEY BOWES INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED DECEMBER 31, 2006 TO 2008

(Dollars in thousands)

Description	Balance at beginning of year	Additions		Deductions		Balance at end of year
Allowance for doubtful accounts						
2008	**$ 49,324**	**$ 17,134**	(1)	**$ (21,194)**	(2)	**$ 45,264**
2007	$ 50,052	$ 19,880	(1)	$ (20,608)	(2)	$ 49,324
2006	$ 46,261	$ 27,718	(1)	$ (23,927)	(2)	$ 50,052
Allowance for credit losses on finance receivables						
2008	**$ 78,371**	**$ 51,736**		**$ (58,317)**	(2)	**$ 71,790**
2007	$ 82,499	$ 44,440		$ (48,568)	(2)	$ 78,371
2006	$ 128,862	$ 39,432		$ (85,795)	(2)	$ 82,499
Valuation allowance for deferred tax asset (3)						
2008	**$ 69,792**	**$ 15,584**		**$ (16,329)**		**$ 69,047**
2007	$ 33,563	$ 64,487		$ (28,258)		$ 69,792
2006	$ 21,777	$ 13,583		$ (1,797)		$ 33,563

(1) Includes additions charged to expenses, additions from acquisitions and impact of foreign exchange translation.

(2) Includes uncollectible accounts written off and amounts included in divestitures.

(3) Included in Consolidated Balance Sheet as a liability.

EXHIBIT (iv)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31,				
	2008	2007	2006	2005	2004
Income from continuing operations before income taxes and minority interest	**$ 713,177**	$ 660,711	$ 914,490	$ 811,668	$ 608,390
Add:					
Interest expense	**229,343**	250,540	228,418	193,174	161,650
Portion of rents representative of the interest factor	**43,030**	48,969	46,255	52,823	51,445
Amortization of capitalized interest	**1,717**	1,717	1,345	986	1,473
Income as adjusted	**$ 987,267**	$ 961,937	$ 1,190,508	$ 1,058,651	$ 822,958
Fixed charges:					
Interest expense	**$ 229,343**	$ 250,540	$ 228,418	$ 193,174	$ 161,650
Portions of rents representative of the interest factor	**43,030**	48,969	46,255	52,823	51,445
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	**31,610**	33,412	21,819	16,512	8,338
Total fixed charges	**$ 303,983**	$ 332,921	$ 296,492	$ 262,509	$ 221,433
Ratio of earnings to fixed charges	**3.25**	2.89	4.02	4.03	3.72

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

PITNEY BOWES INC.
SUBSIDIARIES OF THE REGISTRANT

The Registrant, Pitney Bowes Inc., a Delaware Corporation, has no parent.

The following are subsidiaries of the Registrant
(as of December 31, 2008)

Company name	Country or state of incorporation
Addressing Systems International Holdings Limited	England
Adrema Leasing Corporation	Delaware
Andeen Enterprises, Inc.	Panama
Alternative Mail & Parcel Investments Limited	UK
Archiver Limited f/k/a Micromedia Limited	England
Artec International Corporation	California
Asterion Direct SAS	France
Asterion Sud SAS	France
B. Williams Funding Corp.	Delaware
B. Williams Holding Corp.	Delaware
Bell & Howell France Holdings SAS	France
Burmas Voorheen Buroservice NV	Belgium
Canadian Office Services (Toronto) Limited	Canada
Cascade Microfilm Systems, Inc.	California
Digital Cement Inc.	Delaware
Digital Cement Co.	Canada
Dimasi Strategic Research Pty Ltd	Australia
Elmcroft Road Realty Corporation	Connecticut
Emtex Limited	England
Emtex Software, Inc.	Florida
Emtex Software, Inc.	Canada
Encom Europe Limited	England
Encom Holdings Pty Limited	Australia
Encom Petroleum Information Pty Limited	Australia
Encom Technology Pty Limited	Australia
ERSIS Australia Pty Ltd	Australia
FSL Holdings Inc.	Connecticut
FSL Risk Managers Inc.	New York
Group 1 Software China Ltd.	Hong Kong
Group 1 Software Korea Ltd.	Korea
Group 1 Software Asia Pacific Pte Ltd.	Singapore
Group 1 Software Beijing Ltd.	China
Group 1 Software Europe Limited	England
Group 1 Software France SA	France
Group 1 Software Germany GmbH	Germany
Group 1 Software Japan KK	Japan
Historic Boardwalk Hall, L.L.C.	Delaware
Horizon Management AB	Sweden
Horizon Scandinavia AB	Sweden
Ibis Consulting, Inc.	Rhode Island
Imagitas, Inc.	Delaware
Imagitas Security Corporation	Massachusetts
Informatech Inc.	California
International Imaging Limited	England
Logestim Logiciels et Systèmes, Texte et Image SAS	France
Mag Expansion SA	France
Mag Systèmes SAS	France
Mag Graphic SAS	France
MailCode Holdings, Inc.	Indiana
MailCode, Inc.	Delaware
Mann & Mann Pty Limited	Australia
MapInfo GmbH	Germany
MapInfo Realty LLC	New York
Meridian GIS Pty Limited	Australia
Meridian Spatial Pty Limited	Australia
O. Antonsen Kontormaskiner	Norway
PB Australia Funding Pty. Limited	Australia
PB Canada Funding Ltd.	Canada
PB Equipment Management Inc.	Delaware

Company name	Country or state of incorporation
PB Forms, Inc.	Nebraska
PB Historic Renovation LLC	Delaware
PB Leasing Corporation	Delaware
PB Miles Inc.	Delaware
PB Nova Scotia II ULC	Canada
PB Nova Scotia Holdings ULC	Canada
PB Nova Scotia Holdings II ULC	Canada
PB Nova Scotia LP	Delaware
PB Partnership Financing Inc.	Delaware
PB Professional Services Inc.	Delaware
PBDorm Ireland Limited	Ireland
PCAN Mailing Solutions, Inc./Solutions D'Affranchissement PCAN Inc.	Canada
Pitney Bowes (Asia Pacific) Pte. Ltd	Singapore
Pitney Bowes Asterion SAS	France
Pitney Bowes Australia FAS Pty. Limited	Australia
Pitney Bowes Australia Pty Limited	Australia
Pitney Bowes Austria Ges.m.b.H	Austria
Pitney Bowes Batsumi Enterprise (Pty) Ltd.	South Africa
Pitney Bowes Belgium NV	Belgium
Pitney Bowes of Canada Ltd. - Pitney Bowes du Canada Ltee	Canada
Pitney Bowes Canada Holdings Limited	Canada
Pitney Bowes China Inc.	Delaware
Pitney Bowes Credit Australia Limited	Australia
Pitney Bowes Cross Border Services, Inc	Delaware
Pitney Bowes Danmark A/S (formerly Haro Systemer AS)	Denmark
Pitney Bowes Data Systems, Ltd.	Delaware
Pitney Bowes de Mexico, S.A. de C.V.	Mexico
Pitney Bowes Deutschland GmbH	Germany
Pitney Bowes Document Messaging Technologies Limited (formerly Bell & Howell Limited)	England
Pitney Bowes (Dormant) Pte Ltd.	Singapore
Pitney Bowes Espana, S.A.	Spain
Pitney Bowes Finans Norge AS	Norway
Pitney Bowes Finance plc (formerly PB Leasing Ltd.)	England
Pitney Bowes Finance Ireland Limited	Ireland
Pitney Bowes France S.A.	France
Pitney Bowes Global Financial Services LLC	Delaware
Pitney Bowes Global Limited	England
Pitney Bowes Government Solutions, Inc.	Delaware
Pitney Bowes Holding SNC	France
Pitney Bowes Holdings B.V.	Netherlands
Pitney Bowes Holdings Denmark ApS	Denmark
Pitney Bowes Holdings Limited	England
Pitney Bowes Hong Kong Inc.	Delaware
Pitney Bowes Hong Kong Limited	Hong Kong
Pitney Bowes India Inc.	Delaware
Pitney Bowes India Private Limited	India
Pitney Bowes Insurance Agency, Inc.	Connecticut
Pitney Bowes International	Ireland
Pitney Bowes International Funding	Ireland
Pitney Bowes International Holdings, Inc.	Delaware
Pitney Bowes Ireland Limited	Ireland
Pitney Bowes Italia S.r.l.	Italy
Pitney Bowes International Mail Services Limited	UK
Pitney Bowes Japan KK	Japan

PITNEY BOWES INC.
SUBSIDIARIES

Company name	Country or state of incorporation
Pitney Bowes Korea Ltd.	Korea
Pitney Bowes Limited	England
Pitney Bowes Luxembourg SARL	Luxembourg
Pitney Bowes Mail and Messaging Systems (Shanghai) Co., Ltd.	Shanghai
Pitney Bowes (Malaysia) Sdn Bhd	Malaysia
Pitney Bowes Management Services Belgium, NV	Belgium
Pitney Bowes Management Services Canada, Inc. Services de Gestion Pitney Bowes Canada, Inc.	Canada
Pitney Bowes Management Services Denmark, A/S	Denmark
Pitney Bowes Management Services Deutschland GmbH	Germany
Pitney Bowes Management Services Italia S.r.l.	Italy
Pitney Bowes Management Services Limited	England
Pitney Bowes Management Services Netherlands, B.V.	Netherlands
Pitney Bowes Management Services Norway A.S.	Norway
Pitney Bowes Management Services Sweden AB	Sweden
Pitney Bowes Management Services, Inc.	Delaware
Pitney Bowes MapInfo Australia Pty Ltd	Australia
Pitney Bowes MapInfo Business Applications Limited (formerly Southbank Systems Limited)	England
Pitney Bowes MapInfo GDC Limited (formerly Graphical Data Capture Limited)	England
Pitney Bowes MapInfo India Private Limited	India
Pitney Bowes MapInfo Japan KK	Japan
Pitney Bowes MapInfo Limited	England
Pitney Bowes MapInfo Scotland Limited (formerly Moleseye Limited)	England
Pitney Bowes MapInfo UK Limited	England
Pitney Bowes Netherlands B.V.	Netherlands
Pitney Bowes New Zealand Limited	New Zealand
Pitney Bowes Norge AS	Norway
Pitney Bowes Nova Scotia ULC	Canada
Pitney Bowes Oy	Finland
Pitney Bowes Polska Sp. z.o.o.	Poland
Pitney Bowes Portugal Sociedade Unipessoal, Lda.	Portugal
Pitney Bowes Properties Inc.	Connecticut
Pitney Bowes SA (Pty) Ltd.	South Africa
Pitney Bowes Semco Equipamentos E Servicos Ltda	Brazil
Pitney Bowes Servicios, S.A. de C.V.	Mexico
Pitney Bowes Shelton Realty Inc.	Connecticut
Pitney Bowes (Singapore) Pte Ltd.	Singapore
Pitney Bowes Software Canada Inc.	Canada
Pitney Bowes Software Inc.	Delaware
Pitney Bowes Software Latin America Inc.	Delaware
Pitney Bowes Software SAS	France
Pitney Bowes Svenska Aktiebolag	Sweden
Pitney Bowes (Switzerland) AG	Switzerland
Pitney Bowes (Thailand) Limited	Thailand
PitneyWorks.com Inc.	Delaware
PitneyWorks.com L.L.C.	Delaware
Print, Inc.	Washington
Printing and Post Processing Company NV	Belgium
PrintValue Solutions, Inc.	Arizona
PSI Group, Inc.	Delaware
P. Technical Services Limited	England
Sagent (Malaysia) Sdn Bhd	Malaysia
Sagent UK Limited	UK
Sales and Service Training Center Inc.	Georgia
Secap (Groupe Pitney Bowes) SAS	France
Secap Technologies Limited	England
Technopli SARL	France

Company name	Country or state of incorporation
The Pitney Bowes Bank, Inc.	Utah
Tischer & Co., Inc.	Puerto Rico
Tischer USVI, Corp.	Virgin Islands
Universal Postal Frankers Ltd.	England
Wheeler Insurance, Ltd.	Vermont
1136 Corporation	Delaware

EXHIBIT (vi)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form

Form	Reference
Form S-8	No. 33-5291
Form S-8	No. 33-4549
Form S-8	No. 33-22238
Form S-8	No. 33-5765
Form S-8	No. 33-41182
Form S-8	No. 333-66735
Form S-8	No. 333-05731
Form S-8	No. 333-132589
Form S-8	No. 333-132590
Form S-8	No. 333-132591
Form S-8	No. 333-132592
Form S-8	No. 333-145527
Form S-3	No. 33-5289
Form S-3	No. 33-5290
Form S-3	No. 33-18280
Form S-3	No. 33-25730
Form S-3	No. 33-21723
Form S-3	No. 33-27244
Form S-3	No. 33-33948
Form S-3	No. 333-51281
Form S-3	No. 333-72304
Form S-3	No. 33-109966
Form S-3	No. 333-120525
Form S-3	No. 333-122481
Form S-3	No. 333-151753
Form S-3	No. 333-149474

of Pitney Bowes Inc. of our report dated February 26, 2009 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 26, 2009

EXHIBIT (31.1)

**CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

I, Murray D. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pitney Bowes Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2009

/s/ Murray D. Martin
Murray D. Martin
Chairman, President and Chief Executive Officer

EXHIBIT (31.2)

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Michael Monahan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pitney Bowes Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2009

/s/ Michael Monahan
Michael Monahan
Executive Vice President and Chief Financial Officer

EXHIBIT (32.1)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

The certification set forth below is being submitted in connection with the Annual Report of Pitney Bowes Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

I, Murray D. Martin, Chairman, President and Chief Executive Officer of the Company, certify that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Murray D. Martin
Murray D. Martin
Chairman, President and Chief Executive Officer
February 26, 2009

EXHIBIT (32.2)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

The certification set forth below is being submitted in connection with the Annual Report of Pitney Bowes Inc. (the "Company") on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

I, Michael Monahan, Executive Vice President and Chief Financial Officer of the Company, certify that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and Chief Financial Officer
February 26, 2009

This page left blank intentionally.

This page left blank intentionally.

Stockholder Information

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700
203.356.5000
www.pb.com

Annual Meeting
Stockholders are cordially invited to attend the Annual Meeting at 9:00 a.m., Monday, May 11, 2009, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting and proxy information will be mailed to stockholders of record as of March 18, 2009. Please refer to the Proxy Statement for information concerning admission to the meeting.

10-K Report
Included in this Annual Report to Stockholders is a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission. This Annual Report contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the Forward-Looking Statements section of the Form 10-K. The CEO/CFO certifications required to be filed with the SEC under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The CEO certification required to be submitted to the NYSE pursuant to Section 303A.12(a) of the NYSE Listed Company Manual was submitted on May 27, 2008.

Additional copies of our Form 10-K will be sent to stockholders free of charge upon written request to:
MSC 00-63-02
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Stock Exchanges
Pitney Bowes common stock is traded under the symbol "PBI." The principal market on which it is listed is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:
MSC 00-63-02
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Comments concerning the Annual Report should be sent to:
MSC 00-63-03
Marketing Communications
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Transfer Agent and Registrar
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
Stockholders may call Computershare at (800) 648-8170
www.computershare.com

Stockholder Inquiries
Communications concerning transfer requirements, lost certificates, dividends, change of address or other stockholder inquiries may be made by calling (800) 648-8170, TDD phone service for the hearing impaired (800) 952-9245, for foreign holders (781) 575-2725, or by writing to the address above.

Dividend Reinvestment Plan
Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends
For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information
Dividends per common share:

Quarter	2008	2007
First	$ .35	$ .33
Second	$ .35	$ .33
Third	$ .35	$ .33
Fourth	$ .35	$ .33
Total	$ 1.40	$ 1.32

Quarterly price ranges of common stock:

2008 Quarter	High	Low
First	$ 38.35	$ 32.64
Second	$ 39.39	$ 33.56
Third	$ 39.98	$ 31.20
Fourth	$ 33.44	$ 20.83

2007 Quarter	High	Low
First	$ 48.95	$ 44.61
Second	$ 49.70	$ 45.22
Third	$ 48.91	$ 43.04
Fourth	$ 47.07	$ 36.40



Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council
FSC

The materials used in this publication are recyclable. The paper is certified to Forest Stewardship Council (FSC) standards and contains at least 10% post-consumer content.

Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, CT 06926-0700
203.356.5000
www.pb.com

Pitney Bowes